As filed with the Securities and Exchange Commission on July 6, 2005
Registration Number 333-

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form S-1
REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

Fidelity National Title Group, Inc.
(Exact Name of Registrant as Specified in its Charter)

Delaware	6361	16-1725106
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

601 Riverside Avenue
Jacksonville, Florida 32204
(904) 854-8100
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Raymond R. Quirk
Chief Executive Officer
Fidelity National Title Group, Inc.
601 Riverside Avenue
Jacksonville, Florida 32204
(904) 854-8100
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

Peter T. Sadowski	Robert S. Rachofsky
General Counsel	LeBoeuf, Lamb, Greene & MacRae LLP
Fidelity National Financial, Inc.	125 West 55th Street
601 Riverside Avenue	New York, NY 10019-5389
Jacksonville, Florida 32204	(212) 424-8000
(904) 854-8100

     Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐
CALCULATION OF REGISTRATION FEE

	Proposed Maximum
Title of Each Class of	Aggregate Offering	Amount of
Securities to be Registered	Amount(1)	Registration Fee

Class A Common Stock, par value $0.0001 per share	$474,918,150	$55,898.00

(1)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(f)(2) promulgated under the Securities Act of 1933, based on the Registrant’s book value.

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

FIDELITY NATIONAL FINANCIAL, INC.
601 Riverside Avenue
Jacksonville, Florida 32204
, 2005
Dear Fidelity National Financial Stockholders:
      On May 16, 2005, the board of directors of Fidelity National Financial, Inc. (“FNF”) approved a restructuring that will result in FNF contributing its title insurance businesses to a newly formed holding company, Fidelity National Title Group, Inc. (“FNT”). In connection with the restructuring, a pro rata distribution of shares of FNT Class A Common Stock representing 17.5% of the outstanding common stock of FNT will be made to FNF stockholders.
      As a result of the distribution, FNF stockholders will receive ..175 shares of FNT Class A Common Stock for each share of FNF common stock held at the close of business on the distribution record date, currently expected to be on or about                     , 2005. On                     , 2005, shares of FNT Class A Common Stock will be quoted on the New York Stock Exchange under the symbol “       .” Shares of FNF common stock will continue to be listed on the New York Stock Exchange under the symbol “FNF.”
      Immediately after the distribution is completed, FNF will own shares of Class B Common Stock of FNT representing the remaining 82.5% of the shares of FNT common stock. FNT Class B Common Stock will have ten votes per share and Class A Common Stock will have one vote per share. FNF will also continue to own its other operating subsidiaries, including its majority-owned subsidiary Fidelity National Information Services, Inc., a leading provider of technology solutions and processing and information services to the financial services and real estate industries, and its wholly-owned subsidiary Fidelity National Insurance Company, which operates various specialty lines of insurance. Separating the businesses that comprise FNF into distinct public companies should provide improved transparency for the investment community and a simpler means of valuing FNF. We also believe that using an independent operating subsidiary strategy will allow us to focus on continuing to improve the operations of each subsidiary while maximizing long-term shareholder value.
      No action is required on your part to receive your FNT Class A Common Stock. FNF stockholders will not be required to pay anything to FNF or FNT for the new stock or to surrender any certificates representing shares of FNF stock. The receipt of the stock of FNT in the distribution will be a taxable event to you for U.S. federal income tax purposes.
      The enclosed prospectus describes the distribution of shares of FNT Class A Common Stock and contains important information about FNT and its business. I suggest that you read it carefully. If you have any questions regarding the distribution, please contact FNT’s transfer agent,                     .

Very truly yours,

William P. Foley, II

Chief Executive Officer and Chairman of the Board
Fidelity National Financial, Inc.

Chairman of the Board
Fidelity National Title Group, Inc.

[FNT Letterhead]
, 2005
Dear Fidelity National Title Stockholder:
      We are delighted to welcome you as a stockholder of Fidelity National Title Group, Inc. (“FNT”). FNT was recently formed as the holding company for the title insurance businesses of Fidelity National Financial, Inc. (“FNF”).
      As an FNF stockholder, you will receive .175 shares of our Class A Common Stock for each share of FNF common stock that you held at the close of business on the distribution record date, currently expected to be on or about                     , 2005. Immediately after the distribution, FNF will own shares of our Class B Common Stock representing 82.5% of the outstanding shares of our common stock. Our Class A Common Stock will be publicly traded for the first time on                     , 2005 under the symbol “       .”
      We will conduct our title insurance business through our title insurance underwriters — Fidelity National Title, Chicago Title, Ticor Title, Security Union Title and Alamo Title — which together comprise the largest title insurance company in the United States.
      We are enthusiastic about what the future holds for FNT. We believe that the formation of FNT as a separate publicly traded title company will enhance our efforts to improve our operating businesses and expand our leadership in the title insurance industry, while allowing us to continue to pursue growth opportunities in our industry.
      Congratulations on becoming one of the “founding” stockholders of FNT.

Very truly yours,

Raymond R. Quirk

Chief Executive Officer
Fidelity National Title Group, Inc.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be distributed until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

(Subject to Completion) Issued                     , 2005
PROSPECTUS
Shares
(FNT LOGO)
CLASS A COMMON STOCK

      We are currently a wholly-owned subsidiary of Fidelity National Financial, Inc. (“FNF”). In the distribution described in this prospectus, FNF will distribute shares of our Class A Common Stock representing 17.5% of the outstanding shares of our common stock on a pro rata basis to the holders of FNF common stock. The shares being distributed represent 100% of the outstanding shares of our Class A Common Stock. Immediately after the distribution is completed, FNF will own 100% of our Class B Common Stock, representing 82.5% of the shares of our common stock.
      In the distribution, you will receive .175 shares of Class A Common Stock for each share of FNF common stock that you held at the close of business on the distribution record date, currently expected to be on or about                     , 2005. Immediately following the distribution, we will be an independent, publicly traded company.
      We are sending you this prospectus to describe the distribution. We expect the distribution to occur on or about                     , 2005. You will receive your proportionate number of shares of Fidelity National Title Group, Inc. (“FNT”) Class A Common Stock through our transfer agent’s book-entry registration system. These shares will not be in certificated form. Following the distribution, you may request to receive your shares of FNT Class A Common Stock in certificated form.
      No stockholder action is necessary for you to receive your shares of FNT Class A Common Stock. This means that:

•	you do not need to pay anything to FNT or FNF; and

•	you do not need to surrender any of your shares of FNF’s common stock to receive your shares of FNT Class A Common Stock.
In addition, a stockholder vote is not required for the distribution to occur.
      The distribution is expected to be taxable to FNF shareholders.
      We have applied for the listing of our Class A Common Stock on the New York Stock Exchange under the symbol “          .”

      As you review this prospectus, you should carefully consider the matters described in “Risk Factors” beginning on page 7.
       The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
We expect the shares to be delivered on or about                     , 2005.

      You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the common stock.

PROSPECTUS SUMMARY
      This summary highlights some of the information about FNT contained elsewhere in this prospectus and may not contain all of the information that may be important to you. In this prospectus, “FNT,” “we,” and “our” refer to Fidelity National Title Group, Inc. and its subsidiaries, unless the context suggests otherwise. References to “FNF” are to Fidelity National Financial, Inc. References in this prospectus to “dollars” or “$” are to the lawful currency of the United States of America, unless the context otherwise requires. You should read the following summary together with the entire prospectus, including the more detailed information in our financial statements and related notes appearing elsewhere in this prospectus. You should carefully consider, among other things, the matters discussed in “Risk Factors.”
Company Overview
      We are the largest title insurance company in the United States. Our title insurance underwriters — Fidelity National Title, Chicago Title, Ticor Title, Security Union Title and Alamo Title — together issued approximately 30.5% of all title insurance policies issued nationally during 2004, as measured by premiums per the Demotech Performance of Title Insurance Companies 2005 Edition. Our title business consists of providing title insurance and escrow and other title-related products and services arising from the real estate closing process. Our operations are conducted on a direct basis through our own employees who act as title and escrow agents and through independent agents. In addition to our independent agents, our customers are lenders, mortgage brokers, attorneys, real estate agents, home builders and commercial real estate developers. We do not focus our marketing efforts on the homeowner.
The Distribution
      We are currently a wholly-owned subsidiary of FNF. After the distribution of the shares covered by this prospectus, FNF will beneficially own 100% of the shares of our Class B Common Stock, representing 82.5% of our outstanding common stock. FNF will also continue to own its other operating businesses, including its majority-owned subsidiary Fidelity National Information Services, Inc. (“FIS”), which provides software and servicing solutions for the financial services and real estate industries, and its wholly-owned subsidiary Fidelity National Insurance Company (“FNIC”), which operates various specialty lines of insurance, including flood, homeowners, automobile and certain niche personal lines.
Competitive Strengths
      We believe that our competitive strengths include the following:
      Leading title insurance company. We are the largest title insurance company in the United States and the leading provider of title insurance and escrow services for real estate transactions. We currently have the leading market share for title insurance in California, New York, Texas and Florida, which are the four largest markets for title insurance in the United States, which account for approximately 48% of all title insurance business in the United States. We have approximately 1,500 locations throughout the United States providing our title insurance services.
      Established relationships with our customers. We have strong relationships with the customers who use our title services. Our agent distribution network, which includes over 9,500 agents, is among the largest in the United States. We also benefit from strong brand recognition in our five FNT title brands that allows us to access a broader client base than if we operated under a single consolidated brand and provides our customers with a choice among FNT brands.
      Strong value proposition for our customers. We provide our customers with title insurance and escrow and other closing services that support their ability to effectively close real estate transactions. We help make the real estate closing more efficient for our customers by offering a single point of access to a broad platform of title-related products and resources necessary to close real estate transactions.

      Proven management team. The managers of our operating businesses have successfully built our title business over an extended period of time, resulting in our business attaining the size, scope and presence in the industry that it has today. Our managers have demonstrated their leadership ability during the numerous acquisitions through which we have grown and throughout a number of business cycles and significant periods of industry change.
      Competitive cost structure. We have been able to maintain operating margins that we believe are among the best in the industry. We have achieved our strong operating margins in part by monitoring our businesses in a disciplined manner through continual evaluation and management of our cost structure. When compared to other industry competitors, we also believe that our management structure has fewer layers of managers which allows us to operate with lower overhead costs.
      Commercial title insurance. While residential title insurance comprises the majority of our business, we believe we are the largest provider of commercial real estate title insurance in the United States. Our network of agents, attorneys, underwriters and closers that service the commercial real estate markets is one of the largest in the industry. Our commercial network combined with our financial strength makes our title insurance operations attractive to large national lenders who require the underwriting and issuing of larger commercial title policies.
      Corporate principles. A cornerstone of our management philosophy and operating success is the five fundamental precepts upon which FNF was founded:

•	Bias for action

•	Autonomy and entrepreneurship

•	Employee ownership

•	Minimal bureaucracy

•	Close customer relationships
These five precepts are emphasized to our employees from the first day of employment and are integral to many of our strategies described below.
Strategy
      Our strategy in the title insurance business is to maximize operating profits by increasing our market share and managing operating expenses throughout the real estate business cycle. To accomplish our goals, we intend to:
      Continue to operate each of our five title brands independently. We believe that in order to maintain and strengthen our title insurance customer base, we must leave the Fidelity National Title, Chicago Title, Ticor Title, Security Union Title and Alamo Title brands intact and operate these brands independently. In most of our largest markets, we operate two, and in a few cases, three brands. This approach allows us to continue to attract customers who identify with one brand over another and allows us to utilize a broader base of local agents and local operations than we would have with a single consolidated brand.
      Consistently deliver superior customer service. We believe customer service and consistent product delivery are the most important factors in attracting and retaining customers. Our ability to provide superior customer service and provide consistent product delivery requires continued focus on providing high quality service and products at competitive prices. Our goal is to continue to improve the experience of our customers in all aspects of our business.
      Manage our operations successfully through business cycles. We operate in a cyclical business and our ability to diversify our revenue base within our core title insurance business and manage the duration of our investments may allow us to better operate in this cyclical business. Maintaining a broad geographic revenue base, utilizing both direct and independent agency operations and pursuing both residential and commercial title insurance business help diversify our title insurance revenues. Maintaining shorter durations on our investment portfolio allows us to increase our investment revenue in a rising interest rate environment, which may offset some of the decline in premiums and service revenues we would expect in such an environment.
      Continue to improve our products and technology. As a national provider of real estate transaction products and services, we participate in an industry that is subject to significant change, frequent new product and service introductions and evolving industry standards. We believe that our future success will depend in part on our ability to anticipate changes in technology and customer preferences and to offer products and services that meet evolving standards on a timely and cost-effective basis. In connection with our service offerings, we are currently upgrading our operating system to improve the process of ordering title services and improve the delivery of our products to our customers.
      Maintain values supporting our strategy. We believe that continuing to focus on and support our long-established corporate culture will reinforce and support our business strategy. Our goal is to foster and support a corporate culture where our agents and employees seek to operate independently and profitably at the local level while forming close customer relationships by meeting customer needs and improving customer service. Utilizing a relatively flat managerial structure and providing our employees with a sense of individual ownership supports this goal.
      Effectively manage costs based on economic factors. We believe that our focus on our operating margins is essential to our continued success in the title insurance business. Regardless of the business cycle in which we may be operating, we seek to continue to evaluate and manage our cost structure and make appropriate adjustments where economic conditions dictate. This continual focus on our cost structure helps us to better maintain our operating margins.
Company History
      The predecessors to FNT have primarily been title insurance companies, some of which have been in operation since the late 1800s. Many of these title insurance companies have been acquired in the last two decades. In 1984, FNF acquired a controlling interest in Fidelity National Title Insurance Company. During the 1990s, FNF acquired Alamo Title, Nations Title Inc., Western Title Company of Washington and First Title Corp. In 2000, FNF completed the acquisition of Chicago Title Corp., creating the largest title insurance organization in the world, and in 2004 FNF acquired American Pioneer Title Insurance Company, which now operates under our Ticor Title brand. Chicago Title had previously acquired Security Union Title in 1987 and Ticor Title Insurance Company in 1991. Our businesses have historically been operated as wholly-owned subsidiaries of FNF.

      Our principal executive offices are located at 601 Riverside Avenue, Jacksonville, Florida 32204, and our telephone number is (904) 854-8100.

Summary of the Distribution

The Distribution	The distribution is part of a restructuring whereby FNT will become a separate publicly traded company.

Reason for the Distribution	The distribution should enhance the ability of the financial markets to evaluate the individual operations of the title business which were previously valued as part of FNF’s operations. A separate publicly traded title company will also allow investors who prefer title company operations to that of the broader operations of FNF to own an investment directly in FNT. Moreover, separate incentive compensation plans for key employees will provide incentives that are more directly related to the performance of the title insurance business.

Distributing Company	FNF. After the distribution, FNF will own 100% of FNT’s Class B Common Stock, comprising approximately 82.5% of FNT’s outstanding common stock. FNF has indicated it currently has no plans to dispose of its common stock interest in FNT.

Securities to be Distributed	Approximately shares of the Class A Common Stock of FNT, representing 100% of the outstanding Class A Common Stock of FNT and approximately 17.5% of FNT’s outstanding common stock. Immediately following the distribution, approximately stockholders of record will hold shares of the Class A Common Stock, although some of the shares may be registered in the name of a single stockholder who represents a number of stockholders.

Distribution Ratio	Each stockholder of FNF common stock will receive .175 shares of Class A Common Stock of FNT for each FNF share held on the distribution record date.

Voting Rights	Holders of Class A Common Stock are entitled to one vote per share held on all matters submitted to a vote of FNT stockholders. Holders of Class B Common Stock are entitled to ten votes per share held on all matters submitted to a vote of stockholders.

Distribution Record Date	Expected to be , 2005 (close of business)

Distribution Date	Expected to be , 2005

Distribution Agent

Registrar and Transfer Agent

Use of Proceeds	Because this is not an offering for cash, there will be no proceeds to FNT from the distribution.

Dividend Policy	We currently intend to pay an annual dividend of $1.00 per FNT common share payable quarterly to FNT stockholders of record, beginning in the quarter of 2005. Any determination to pay cash dividends will be made at the discretion of our board of directors.

Proposed NYSE Symbol	We have applied to list our Class A Common Stock on the New York Stock Exchange under the symbol “ .”

Tax Consequences	The receipt of the stock of FNT in the distribution will be a taxable event to FNF stockholders for U.S. federal income tax purposes. See “United States Federal Income Tax Considerations.”

Distribution of Shares	On or shortly after the distribution date, beneficial owners of shares of FNF common stock on the distribution record date should have credited to their brokerage, custodian or similar account through which they own their FNF common stock, the number of shares of our Class A Common Stock to which they are entitled in the distribution.

Relationship with FNF after the Distribution	We expect to enter into certain agreements with FNF which will address various matters such as corporate services, taxes, employee matters, registration rights and intellectual property, among other things. See “Our Arrangements with FNF.”
      The number of shares of our common stock identified above as outstanding after this distribution does not include options that we will grant to our employees and directors in connection with this distribution. In connection with this distribution, we will grant employees and directors options to purchase an aggregate of approximately                      shares of our Class A Common Stock at an exercise price equal to the closing price of our Class A Common Stock on the NYSE on the date of the distribution. See “Management — Omnibus Incentive Plan.”

Summary Historical Financial Information
      The following table sets forth our summary historical financial information. The summary historical financial information as of December 31, 2004 and 2003 and for each of the years in the three-year period ended December 31, 2004 has been derived from our combined financial statements and related notes, which have been audited by KPMG LLP, an independent registered public accounting firm. The audited combined financial statements as of December 31, 2004 and 2003 and for each of the years in the three-year period ended December 31, 2004 are included elsewhere in this prospectus. The summary historical financial information as of March 31, 2005 and for the three months ended March 31, 2005 and 2004 has been derived from our unaudited condensed combined financial statements, which are included elsewhere in this prospectus. You should read this financial information in conjunction with the audited and unaudited combined financial statements included elsewhere in this prospectus and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Our historical combined financial information has been prepared from the historical results of the operations transferred to us and gives effect to allocations of certain corporate expenses to and from FNF. Our summary historical combined financial information may not be indicative of our future performance and does not necessarily reflect what our financial position and results of operations would have been had we operated as a stand-alone entity during the periods presented. Our results of interim periods are not necessarily indicative of results for the entire year.

	Three Months Ended
	March 31,		Year Ended December 31,

	2005(1)	2004(1)	2004(1)	2003(1)	2002

	(Unaudited)	(Unaudited)
STATEMENT OF EARNINGS DATA (in thousands)
Total title premiums	$988,718	$1,061,528	$4,718,217	$4,700,750	$3,547,727
Escrow and other title-related fees	243,137	217,766	1,039,835	1,058,729	790,787
Other income	33,365	35,638	131,361	211,236	128,816

Total revenue	1,265,220	1,314,932	5,889,413	5,970,715	4,467,330
Total expenses	1,133,691	1,143,192	5,006,486	4,878,795	3,697,966

Earnings before income taxes and minority interest	131,529	171,740	882,927	1,091,920	769,364
Income tax expense	48,863	62,857	323,598	407,736	276,970

Earnings before minority interest	82,666	108,883	559,329	684,184	492,394
Minority interest	347	(75)	1,165	859	624

Net earnings	$82,319	$108,958	$558,164	$683,325	$491,770

As of
March 31, 2005
Actual

(Unaudited)
BALANCE SHEET DATA (in thousands)
Cash and cash equivalents	$411,160
Total assets	5,045,405
Total long-term debt	16,548
Minority interest	3,851
Total equity	2,713,818

(1)	Effective January 1, 2003, we adopted the fair value recognition provisions of SFAS No. 123, “Accounting for Stock-Based Compensation,” using the prospective method of adoption in accordance with SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure”, and as a result recorded stock compensation expense of $3.4 million and $3.0 million for the years ended December 31, 2004 and 2003, respectively, and $1.9 million and $0.6 million for the three months ended March 31, 2005 and 2004, respectively.

RISK FACTORS
      An investment in our common stock involves a number of risks. Each stockholder of FNT common stock should carefully consider the following information about these risks, together with the other information contained in this prospectus. These risks could materially affect our business, results of operations or financial condition and cause the trading price of our common stock to decline.
Risks Relating to Our Business

Our revenues could be adversely affected by changes in mortgage interest rates and general economic conditions.
      Title insurance revenue is closely related to the level of real estate activity and the average price of real estate sales. Real estate sales are directly affected by the availability of funds to finance purchases, predominantly mortgage interest rates. Other factors affecting real estate activity include, but are not limited to, demand for housing, employment levels, family income levels and general economic conditions. In addition to real estate sales, mortgage refinancing is an important source of title insurance revenue. We have found that residential real estate activity generally decreases in the following situations:

•	when mortgage interest rates are high or increasing;

•	when the mortgage funding supply is limited; and

•	when the United States economy is weak.
      Prevailing mortgage interest rates have declined to record lows in recent years and the volume and average price of residential real estate transactions have experienced record highs. Any changes in these trends could adversely affect our revenues.
      Historically, real estate transactions have produced seasonal revenue levels for title insurers. The first calendar quarter is typically the weakest quarter in terms of revenue due to the generally low volume of home sales during January and February. The fourth calendar quarter is typically the strongest in terms of revenue due to commercial entities desiring to complete transactions by year-end. Significant changes in interest rates may alter these traditional seasonal patterns due to the effect the cost of financing has on the volume of real estate transactions.

Because we are dependent upon California for over twenty-two percent of our title insurance premiums, our business may be adversely affected by market conditions in California.
      California is the largest source of revenue for the title insurance industry and in 2004, California-based premiums accounted for 49.2% of premiums earned by our direct operations and 2.6% of our agency premium revenues. In the aggregate, California accounted for 22.4% of our total title insurance premiums for 2004. A significant part of our revenues and profitability are therefore subject to prevailing regulatory, economic, demographic, competitive and other conditions in California. If we fail to continue our current level of title business in California, or if California-based title insurance revenue were to decline, our results of operations could be adversely affected. Adverse regulatory developments in California, which could include reductions in the maximum rates permitted to be charged, inadequate rate increases or more fundamental changes in the design or implementation of the California title insurance regulatory framework, could have a material adverse effect on our results of operations and financial condition.

Our subsidiaries engage in insurance-related businesses and must comply with additional regulations. These regulations may impede, or impose burdensome conditions on, our rate increases or other actions that we might seek to increase the revenues of our subsidiaries.
      Our insurance businesses are subject to extensive regulation by state insurance authorities in each state in which we operate. These agencies have broad administrative and supervisory power relating to the following, among other matters:

•	licensing requirements;

•	trade and marketing practices;

•	accounting and financing practices;

•	capital and surplus requirements;

•	the amount of dividends and other payments made by insurance subsidiaries;

•	investment practices;

•	rate schedules;

•	deposits of securities for the benefit of policyholders;

•	establishing reserves; and

•	regulation of reinsurance.
      Most states also regulate insurance holding companies like us with respect to acquisitions, changes of control and the terms of transactions with our affiliates. State regulations may impede or impose burdensome conditions on our ability to increase or maintain rate levels or on other actions that we may want to take to enhance our operating results, and could affect our ability to pay dividends on our common stock. In addition, we may incur significant costs in the course of complying with regulatory requirements. We cannot assure you that future legislative or regulatory changes will not adversely affect our business operations. See “Business — Regulation.”
      In the fall of 2004, the California Department of Insurance began its investigation into reinsurance practices in the title insurance industry and in February 2005 FNF was issued a subpoena to provide information to the California Department of Insurance as part of its investigation. This investigation paralleled similar inquiries of the National Association of Insurance Commissioners which began approximately one year ago. Other state insurance departments and attorneys general also have made formal or informal inquiries to us regarding these matters. We have been responding to the subpoena issued by the California Department of Insurance and have been cooperating and intend to continue to cooperate with these investigations. We have discontinued all reinsurance agreements of the type the investigations cover. The total amount of premiums we have ceded to reinsurers has been approximately $10 million over the existence of these agreements. These investigations are at an early stage and as a result we are unable to give any assurance regarding their consequences for the industry or for us.
      The California Department of Insurance also announced its intent to examine levels of pricing and competition in the title insurance industry in California. Other states could follow with similar inquiries. At this stage, we are unable to predict what the outcome will be of this or any similar review.

If the rating agencies further downgrade our company our results of operations and competitive position in the industry may suffer.
      Ratings have always been an important factor in establishing the competitive position of insurance companies. Our insurance companies are rated by Standard & Poor’s, a division of The McGraw-Hill Companies, Inc. (“S&P”), Moody’s Corporation (“Moody’s”), Fitch Ratings, Inc. (“Fitch”), A.M. Best Company, Inc. (“A.M. Best”) and Demotech, Inc. (“Demotech”). Ratings reflect the opinion of a rating agency with regard to an insurance company’s or insurance holding company’s financial strength rating, operating performance, and ability to meet its obligations to policyholders and are not evaluations directed to investors. In connection with the announcement of this distribution, S&P placed our A- financial strength rating on CreditWatch negative, Moody’s affirmed our A3 financial strength rating although the rating outlook was changed to negative and Fitch placed our financial strength rating on Rating Watch Negative. In addition, A.M. Best downgraded the financial strength ratings of our principal insurance subsidiaries to A-. Our ratings are subject to continued periodic review by those entities and the continued retention of those ratings cannot be assured. If our ratings are reduced from their current levels by those entities, our results of operations could be adversely affected.

As a holding company, we depend on distributions from our subsidiaries, and if distributions from our subsidiaries are materially impaired, our ability to declare and pay dividends may be adversely affected.
      We are a holding company whose primary assets are the securities of our operating subsidiaries. Our ability to pay dividends is dependent on the ability of our subsidiaries to pay dividends or repay funds to us. If our operating subsidiaries are not able to pay dividends or repay funds to us, we may not be able to declare and pay dividends to our stockholders.
      Our title insurance subsidiaries must comply with state and federal laws which require them to maintain minimum amounts of working capital, surplus and reserves and place restrictions on the amount of dividends that they can distribute to us. Compliance with these laws will limit the amounts our regulated subsidiaries can dividend to us. During 2005, our title insurance subsidiaries can pay dividends or make distributions to us of approximately $207.5 million without prior approval. We plan to pay dividends of $295.0 million to FNF prior to the distribution, of which $150.0 million will be funded with borrowings by FNT and $145.0 million will be funded with the proceeds of a combination of ordinary and extraordinary dividends to be paid by one of our insurance subsidiaries.

We face competition in our title business from traditional title insurers and from new entrants with alternative products.
      The title insurance industry is highly competitive. According to Demotech, the top five title insurance companies accounted for 90.2% of net premiums collected in 2004. Over 40 independent title insurance companies accounted for the remaining 9.8% of the market. The number and size of competing companies varies in the different geographic areas in which we conduct our business. In our principal markets, competitors include other major title underwriters such as The First American Corporation, LandAmerica Financial Group, Inc., Old Republic International Corporation and Stewart Information Services Corporation, as well as numerous smaller title insurance companies and independent agency operations at the regional and local level. These smaller companies may expand into other markets in which we compete. Also, the removal of regulatory barriers might result in new competitors entering the title insurance business, and those new competitors may include companies that have greater financial resources than we do and possess other competitive advantages. Competition among the major title insurance companies, expansion by smaller regional companies and any new entrants with alternative products could affect our business operations and financial condition.

Our historical financial information may not be representative of our results as a consolidated, stand-alone company and may not be a reliable indicator of our future results.
      Our historical financial statements may not be indicative of our future performance as a consolidated, stand-alone company. We were incorporated on May 24, 2005 in anticipation of the distribution. Prior to the distribution, FNF will contribute to us the various FNF subsidiaries that conduct our business. Our historical financial statements reflect assets, liabilities, revenues and expenses directly attributable to our operations. Accordingly, they exclude certain of our expenses that have been allocated to other operations of FNF and of FIS, and they reflect an allocation to us of a portion of the compensation of certain senior officers and other personnel of FNF who will not be our employees after the distribution but who have historically provided services to us. These allocations are expected to in general continue after the distribution under the services agreements to be entered into in connection with the distribution. Further, our financial statements reflect transactions with related parties, which were not negotiated on an arms-length basis. Our historical financial statements presented in this prospectus do not reflect the debt or interest expense we might have incurred if we had been a stand-alone entity. In addition, we will incur other expenses, not reflected in our historical financial statements, as a result of being a separate publicly traded company. As a result of these and other factors, our historical financial statements do not necessarily reflect what our financial position and results of operations would have been if we had been operated as a stand-alone public entity during the periods covered, and may not be indicative of future results of operations or financial position.
Risks Relating to the Distribution

We will be controlled by FNF as long as it owns a majority of the voting power of our common stock and our other stockholders will be unable to affect the outcome of stockholder voting during this time.
      As long as FNF continues to hold a majority of the voting power of our outstanding stock, FNF will be able to elect all of our directors and determine the outcome of all corporate actions requiring stockholder approval. After the completion of this distribution, FNF will own 100% of our Class B Common Stock, representing approximately 82.5% of our outstanding common stock, and 97.9% of all voting power of our outstanding common stock. In order to consolidate the results of our operations for tax purposes, FNF is generally required to own at least 80% of our outstanding common stock and as a result FNF may be unlikely to decrease its ownership below 80%. The Class B Common Stock entitles FNF to ten votes per share on all matters submitted to stockholders until converted to Class A Common Stock.
      While it controls us, FNF will control decisions with respect to:

•	our business direction and policies, including the election and removal of our directors;

•	mergers or other business combinations involving us;

•	the acquisition or disposition of assets by us;

•	our payment of dividends;

•	our financing; and

•	amendments to our certificate of incorporation and bylaws.
      This could make it more difficult for us to raise capital by selling stock or using our stock as currency in acquisitions. This concentrated ownership also might delay or prevent a change in control and may impede or prevent transactions in which stockholders might otherwise receive a premium for their shares. In addition, we will enter into a registration rights agreement with FNF requiring us, under certain circumstances, to register FNT shares beneficially owned by FNF following this distribution. See “Our Arrangements with FNF — Registration Rights Agreement.” If FNF exercises these registration rights, the market price of our common stock could be adversely affected.

We could have conflicts with entities remaining with FNF, and the chairman of our board of directors will also be both the chief executive officer and chairman of the board of directors of FNF and FIS.
      Conflicts may arise between entities remaining with FNF and us as a result of our ongoing agreements and the nature of our respective businesses. We will seek to manage any potential conflicts through our agreements with FNF and other FNF entities and through oversight by independent members of our board of directors. However, there can be no assurances that such measures will be effective or that we will be able to resolve all potential conflicts with entities remaining with FNF, and even if we do, the resolution may be less favorable to us than if we were dealing with an unaffiliated third party.
      Some of our executive officers own substantial amounts of FNF and FIS stock and options because of their relationships with FNF and FIS prior to this distribution. Such ownership could create or appear to create potential conflicts of interest when directors and officers are faced with decisions that could have different implications for our company and FNF or FIS.
      Mr. Foley is the chairman of our board of directors and will continue to be the chief executive officer and chairman of the board of directors of FNF and chief executive officer and chairman of the board of directors of FIS following this distribution. As an officer and director of multiple companies, he will have obligations to us as well as FNF and FIS and may have conflicts of interest with respect to matters potentially or actually involving or affecting us. Matters that could give rise to conflicts include, among other things:

•	our past and ongoing relationships with FNF and other entities of FNF, including tax matters, employee benefits, indemnification, and other matters;

•	the quality and pricing of services that we have agreed to provide to entities remaining with FNF or that those entities have agreed to provide to us; and

•	sales or distributions by FNF of all or part of its ownership interest in us.

Provisions of our certificate of incorporation may prevent us from receiving the benefit of certain corporate opportunities.
      Because FNF and FIS may engage in the same activities in which we engage, there is a risk that we may be in direct competition with FNF and FIS over business activities and corporate opportunities. To address these potential conflicts, we have adopted a corporate opportunity policy that has been incorporated into our certificate of incorporation. Among other things, this policy provides that FNF has no duty not to compete with us or to provide us with corporate opportunities of which it becomes aware. The policy also limits the situations in which one of our directors or officers, if also a director or officer of FNF, must offer corporate opportunities to us of which such individual becomes aware. These provisions may limit the corporate opportunities of which we are made aware or which are offered to us. See “Description of Capital Stock — Provisions of our Certificate of Incorporation and Resolutions Relating to Corporate Opportunities.” Moreover, our ability to take advantage of certain corporate opportunities may be limited by FNF’s voting control over us.
Risks Relating to our Common Stock

You may experience fluctuations in the prices of our common stock or the common stock of FNF as a result of this distribution.
      Prior to this distribution, there has not been a market for our common stock. Our common stock will be traded on the NYSE after the distribution. We cannot predict the prices at which our common stock may trade after the distribution. After the distribution, FNF common stock will continue to be listed and traded on the New York Stock Exchange. As a result of the distribution, the trading price of FNF common stock will likely be lower than the trading price of FNF common stock immediately prior to the distribution. The combined trading prices of FNF common stock and FNT common stock after the distribution may be less than, equal to or greater than the trading prices of FNF common stock immediately prior to the distribution. Until the market has fully analyzed the operations of FNF separate from the operations of FNT and the operations of FNT separate from the operations of FNF, the prices at which both FNT and FNF common stock trade may fluctuate.

The price of our common stock may be volatile and may be affected by market conditions beyond our control.
      Our share price is likely to fluctuate in the future because of the volatility of the stock market in general and a variety of factors, including:

•	quarterly variations in actual or anticipated results of our operations;

•	changes in financial estimates by securities analysts;

•	actions or announcements by our competitors;

•	regulatory actions;

•	changes in the market outlook for the lending and real estate industries;

•	departure of our key personnel; and

•	future sales of our common stock, including by FNF.
      These market fluctuations could result in volatility in the price of our shares of common stock, which could cause a decline in the value of your investment. You should also be aware that price volatility may be greater if the public float and trading volume of our shares of common stock is low.

Provisions in our charter documents, Delaware law and state insurance laws may delay or prevent a change in control and may therefore prevent stockholders from receiving the benefit of potential control transactions.
      Our certificate of incorporation, bylaws and the laws of Delaware contain provisions that may delay, deter or prevent a takeover attempt that some stockholders might consider in their best interests. For example, our organizational documents provide for a classified board of directors with staggered terms, prevent stockholders from taking action by written consent, prevent stockholders from calling a special meeting of stockholders, provide for supermajority voting requirements to amend our certificate of incorporation and certain provisions of our bylaws and provide for the filling of vacancies on our board of directors by the majority of the directors then in office. These provisions will render the removal of the incumbent board of directors or management more difficult. In addition, these provisions may prevent stockholders from receiving the benefit of any premium over the market price of our common stock offered by a bidder in a potential takeover. Even in the absence of a takeover attempt, the existence of these provisions may adversely affect the prevailing market price of our common stock if they are viewed as discouraging takeover attempts in the future.
      Before a person can acquire control of a U.S. insurance company, prior written approval must be obtained from the insurance commissioner of the state where the domestic insurer is domiciled. Prior to granting approval of an application to acquire control of a domestic insurer, the state insurance commissioner will consider such factors as the financial strength of the applicant, the integrity and management of the applicant’s board of directors and executive officers, the acquiror’s plans for the insurer’s board of directors and executive officers, the acquiror’s plans for the future operations of the domestic insurer and any anti-competitive results that may arise from the consummation of the acquisition of control. Generally, state statutes provide that control over a domestic insurer is presumed to exist if any person, directly or indirectly, owns, controls, holds with the power to vote, or holds proxies representing, 10% or more of the voting securities of the domestic insurer. Because a person acquiring 10% or more of our common shares would indirectly control the same percentage of the stock of our title insurance subsidiaries, the insurance change of control laws would likely apply to such a transaction.

THE DISTRIBUTION
History
      We are currently a wholly-owned subsidiary of FNF. We were incorporated in Delaware on May 24, 2005 in connection with a restructuring by FNF of its title insurance business. In the restructuring, FNT will become the holding company for FNF’s title insurance business. The distribution will result in FNT’s title insurance business becoming a separate public company, distinct from FNF’s information services business and specialty insurance business.
Benefits of the Distribution
      We believe that we can realize significant benefits from the distribution. These benefits include:

•	having a separate public company which will enable financial markets to better evaluate the individual operations of the title business apart from FNF;

•	having a separate management and ownership structure for our company which will provide equity based compensation that is more closely related to the business in which our employees work; and

•	placing us in a better position to focus on the title insurance business and maintain our competitiveness in a consolidating title insurance market.
Actions to be Taken Prior to the Distribution
      Currently, FNF directly owns various subsidiaries engaged in the title insurance business. FNF will contribute the stock or other securities of these entities to its subsidiary Chicago Title and Trust Company (“CTT”). As a result of this contribution, these entities and their subsidiaries will become direct or indirect subsidiaries of CTT. Following this contribution, FNF will contribute the stock of CTT to FNT. Following this contribution, the entities comprising FNF’s title business will be direct or indirect subsidiaries of FNT. This reorganization is subject to the prior approval of insurance and other regulators in several states.
      Prior to the distribution of FNT common stock to the stockholders of FNF, we will enter into certain agreements in connection with the distribution. These agreements include:

•	a separation agreement between us and FNF that sets forth the key provisions relating to our relationship with FNF after the distribution;

•	corporate services agreements under which we will provide corporate and other support services to FNF and to FIS, and under which FNF will provide certain services to us;

•	a tax matters agreement which covers our responsibilities with respect to tax liabilities and refunds, tax attributes, tax contests and other matters relating to income tax;

•	a services agreement between us and FIS under which FIS will provide IT and other technology support services to us; and

•	various other agreements covering employee matters, intellectual property, and other matters.
      The separation agreement provides that both FNT and FNF will have access to financial information of each other and that FNT will provide to FNF all financial information and other data that will allow FNF to consolidate our results of operations and financial position or account for FNF’s investment in our company under the equity method of accounting. In addition, each of FNT and FNF have agreed to indemnify the other in connection with the liabilities each assumes and any breach by it of the agreements entered into as a result of this distribution. For more detailed descriptions of the above agreements, see “Our Arrangements with FNF.”

      In addition, prior to the distribution we currently intend to;

•	Issue $500 million principal amount of notes to FNF, with terms that mirror FNF’s existing public debt;

•	Enter into a new credit facility, borrow $150 million under that facility and pay it to FNF as a dividend; and

•	Pay an additional dividend of $145 million to FNF with the proceeds of a dividend to be paid by one of our insurance subsidiaries, subject to receipt of regulatory approval.
      These intended changes in our capital structure may be modified prior to the distribution. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources.”
Manner of Effecting the Distribution
      FNF will effect the distribution by delivering shares of Class A Common Stock of FNT representing 17.5% of the outstanding shares of FNT common stock to                     , which will serve as the distribution agent for the distribution, for a pro rata distribution to the holders of record of FNF as of the close of business on the record date of                     , 2005. The distribution of FNT Class A Common Stock will be made on the basis of a distribution ratio of .175 shares of FNT Class A Common Stock for every share of FNF common stock held as of the close of business on the record date. The actual total number of shares of FNT Class A Common Stock to be distributed depends on the number of shares of FNF common stock outstanding as of the record date. The distribution agent will credit the brokerage accounts of FNF stockholders, or if requested, will mail FNT Class A Common Stock certificates to FNF stockholders, on                     , 2005.
No Fractional Shares
      No fractional shares of FNT Class A Common Stock will be issued to FNF stockholders as part of the distribution. Instead, all fractional shares will be aggregated and sold in the public market by the distribution agent, and the aggregate cash proceeds will be distributed to stockholders otherwise entitled to fractional shares. If you would otherwise be entitled to a fractional share, you will receive a check or a credit to your brokerage account in an amount equal to the value of the fractional shares as soon as practicable after the distribution.
Results of the Distribution
      After the distribution, FNT will be a publicly traded company, with FNF owning 100% of our Class B Common Stock, representing 82.5% of FNT’s outstanding common stock. FNF will continue to be a publicly traded company. In addition, immediately after the distribution the number and identity of stockholders of record of FNT will be the same as the number and identity of stockholders of record of FNF on                     , 2005, the record date for the distribution. As of the record date, FNF had approximately                     stockholders of record and                      shares of common stock outstanding. The distribution will not affect the number of outstanding shares of FNF common stock or the rights of FNF stockholders. Shares of FNF common stock will continue to be listed on the New York Stock Exchange under the symbol “FNF.”

FORWARD-LOOKING STATEMENTS
      Some of the statements under “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and elsewhere in this prospectus include forward-looking statements which reflect our current views with respect to future events and financial performance. These statements include forward-looking statements both with respect to us specifically and the businesses in which we are engaged generally. Statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “anticipate,” “will” and similar statements of a future or forward-looking nature identify forward-looking statements for purposes of the federal securities laws or otherwise.
      All forward-looking statements address matters that involve risks and uncertainties. Accordingly, there are or will be important factors that could cause actual results to differ materially from those indicated in these statements. We believe that these factors include, but are not limited to, those described under “Risk Factors.”
      The factors described under “Risk Factors” should not be considered as exhaustive and should be read in conjunction with the other cautionary statements that are included in this prospectus. We undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future developments or otherwise.
USE OF PROCEEDS
      Because this is not an offering for cash, there will be no proceeds from the distribution.
DIVIDEND POLICY
      We currently intend to pay an annual dividend of $1.00 per FNT common share payable quarterly to FNT stockholders of record, beginning in the                     quarter of 2005. Any determination to pay cash dividends will be at the discretion of our board of directors and will be dependent upon various factors then existing, including:

•	our financial condition, operating results and current and anticipated cash needs;

•	general economic and business conditions;

•	our strategic plans and business prospects;

•	legal, contractual and regulatory restrictions on our ability to pay dividends; and

•	other factors that our board of directors may consider to be relevant.
      See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources.”

CAPITALIZATION
      The following table describes our cash and cash equivalents and capitalization as of March 31, 2005 on an actual basis, and on an as-adjusted basis to give effect to the distribution, the debt we will incur immediately prior to the distribution, our planned payment of dividends to FNF and our estimated distribution expenses. The information presented below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our combined financial statements and the related notes included elsewhere in this prospectus.

	As of March 31, 2005

	Actual	As Adjusted

	(Unaudited)
	(In thousands)
Cash and cash equivalents	$411,160

Total long-term debt	16,548

Stockholders’ equity
Common stock, $0.0001 par value	—
Additional paid-in capital	—
Investment by FNF	2,775,735
Accumulated other comprehensive loss	(61,917)

Total	2,713,818

Total capitalization	$2,730,366

      The actual and as-adjusted information set forth in the table:

•	excludes shares of common stock issuable upon the exercise of stock options to be granted under our omnibus incentive plan as of completion of this distribution, at an exercise price equal to the closing price of our Class A Common Stock on the NYSE on the date of the distribution; and

•	excludes shares of common stock available for future issuance under our omnibus incentive plan. For a description of this plan, see “Management — Omnibus Incentive Plan.”
      The as adjusted information set forth in the table:

•	includes borrowings of $650 million, which we expect to have finalized prior to the date of distribution, and a dividend of $150 million to be paid to FNF with a portion of the proceeds of the borrowings; and

•	includes the payment of an additional dividend of $145 million with the proceeds of a dividend to be paid by one of our insurance subsidiaries.
      Our capital structure is subject to conditions at the time of the distribution, to finalizing our discussions with the rating agencies and to receipt of regulatory approval for the dividend to be paid by our insurance subsidiary and may be modified prior to the distribution. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources.”

SELECTED HISTORICAL FINANCIAL INFORMATION
      The following table sets forth our selected historical financial information. The selected historical financial information as of December 31, 2004 and 2003 and for each of the years in the three-year period ended December 31, 2004 has been derived from our combined financial statements and related notes, which have been audited by KPMG LLP, an independent registered public accounting firm. The audited combined financial statements as of December 31, 2004 and 2003 and for each of the years in the three-year period ended December 31, 2004 are included elsewhere in this prospectus. The selected historical financial information as of March 31, 2004 and December 31, 2002 and as of and for the years ended December 31, 2001 and 2000 has been derived from our unaudited combined financial statements not appearing herein. The selected historical financial information as of March 31, 2005 and for the three months ended March 31, 2005 and 2004 has been derived from our unaudited condensed combined financial statements, which are included elsewhere in this prospectus. You should read this financial information in conjunction with the audited and unaudited combined financial statements included elsewhere in this prospectus and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Our selected historical financial information has been prepared from the historical results of the operations transferred to us and gives effect to allocations of certain corporate expenses to and from FNF. Our selected historical financial information may not be indicative of our future performance and does not necessarily reflect what our financial position and results of operations would have been had we operated as a stand-alone entity during the periods presented. Our results of interim periods are not necessarily indicative of results for the entire year.

	Three Months Ended
	March 31,		Year Ended December 31,

	2005(2)	2004(2)	2004(2)	2003(2)	2002	2001(1)(3)	2000(1)

	(Unaudited)	(Unaudited)				(Unaudited)	(Unaudited)

	(In thousands)
Statement of Earnings Data
Direct title insurance premiums	$456,205	$426,652	$2,003,447	$2,105,317	$1,557,769	$1,252,656	$786,588
Agency title insurance premiums	532,513	634,876	2,714,770	2,595,433	1,989,958	1,441,416	1,159,205

Total title premiums	988,718	1,061,528	4,718,217	4,700,750	3,547,727	2,694,072	1,945,793
Escrow and other title related fees	243,137	217,766	1,039,835	1,058,729	790,787	656,739	496,435

Total title and escrow	1,231,855	1,279,294	5,758,052	5,759,479	4,338,514	3,350,811	2,442,228
Interest and investment income	20,854	13,754	64,885	56,708	72,305	88,232	80,407
Realized gains and losses, net	3,436	10,843	22,948	101,839	584	946	4,605
Other income	9,075	11,041	43,528	52,689	55,927	50,476	27,434

Total revenue	1,265,220	1,314,932	5,889,413	5,970,715	4,467,330	3,490,465	2,554,674

Personnel costs	424,660	382,742	1,680,805	1,692,895	1,260,070	1,036,236	765,319
Other operating expenses	209,735	186,124	849,554	817,597	633,193	558,263	457,476
Agent commissions	409,901	498,149	2,117,122	2,035,810	1,567,112	1,131,892	906,043
Depreciation and amortization	24,866	20,150	95,718	79,077	53,042	100,225	88,033
Provision for claim losses	64,226	54,819	259,402	248,834	175,963	134,527	97,161
Interest expense	303	1,208	3,885	4,582	8,586	15,695	15,460

Total expenses	1,133,691	1,143,192	5,006,486	4,878,795	3,697,966	2,976,838	2,329,492

Earnings before income taxes and minority interest	131,529	171,740	882,927	1,091,920	769,364	513,627	225,182
Income tax expense	48,863	62,857	323,598	407,736	276,970	205,965	97,053

Earnings before minority interest	82,666	108,883	559,329	684,184	492,394	307,662	128,129
Minority interest	347	(75)	1,165	859	624	—	—
Cumulative effect of accounting change	—	—	—	—	—	5,709	—

Net earnings	$82,319	$108,958	$558,164	$683,325	$491,770	$301,953	$128,129

(1)	Effective January 1, 2002, we adopted SFAS No. 142 “Goodwill and Other Intangible Assets” and as a result, have ceased to amortize goodwill. Goodwill amortization in 2001 and 2000 was $33.2 million and $47.5 million, respectively.

(2)	Effective January 1, 2003, we adopted the fair value recognition provisions of SFAS No. 123, “Accounting for Stock-Based Compensation”, using the prospective method of adoption in accordance with SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure”, and as a result recorded stock compensation expense of $3.4 million and $3.0 million for the years ended December 31, 2004 and 2003, respectively, and $1.9 million and $0.6 million for the three months ended March 31, 2005 and 2004, respectively.

(3)	During 2001, we recorded a $5.7 million, after-tax charge, reflected as a cumulative effect of a change in accounting principle, as a result of adopting Emerging Issues Task Force No. 99-20, “Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interests in Securitized Financial Assets”, (“EITF 99-20”).

	As of March 31,		As of December 31,

	2005	2004	2004	2003	2002	2001	2000

	(Unaudited)	(Unaudited)			(Unaudited)	(Unaudited)	(Unaudited)

	(In thousands)
Balance sheet data (at end of period)
Investments	$2,694,509	$2,512,016	$2,819,489	$2,510,182	$2,337,472	$1,705,267	$1,579,790
Cash and cash equivalents	411,160	518,307	268,414	395,857	433,379	491,709	214,398
Total assets	5,045,405	4,952,493	5,074,091	4,782,664	4,494,716	3,848,300	3,542,307
Notes payable	16,548	45,108	22,390	54,259	107,874	176,116	148,858
Reserve for claim losses	978,725	970,543	980,746	932,439	887,973	881,053	907,292
Minority interests	3,851	3,044	3,951	2,488	1,098	239	204
Equity	2,713,818	2,551,076	2,676,756	2,469,186	2,234,484	1,741,387	1,593,509
Other non-financial data: (unaudited) (in whole numbers)
Direct operations orders opened(1)	747,699	874,852	3,142,945	3,771,393	2,953,797	2,496,597	1,267,407
Direct operations orders closed(1)	488,503	517,578	2,249,792	2,916,201	2,141,680	1,685,147	911,349
Fee per closed file(1)	$1,387	$1,215	$1,324	$1,081	$1,099	$1,120	$1,387

(1)	“Direct operations orders opened” represents the number of files opened by our direct operations during a period and “Direct operations orders closed” represents the number of files closed during a period. “Fee per closed file” is the average amount of revenue recorded for each closed file in our direct operations during the period.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
      The following discussion should be read in conjunction with the combined financial statements and the notes thereto and selected historical financial information included elsewhere in this prospectus. The discussion below contains forward-looking statements that are based upon our current expectations and are subject to uncertainty and changes in circumstances. Our actual results may differ materially from these expectations due to changes in global, political, economic, business, competitive and market factors, many of which are beyond our control. See “Forward-Looking Statements.”
Overview
      We are the largest title insurance company in the United States. Our title insurance underwriters — Fidelity National Title, Chicago Title, Ticor Title, Security Union Title and Alamo Title — together issued approximately 30.5% of all title insurance policies issued nationally during 2004, as measured by premiums. Our title business consists of providing title insurance and escrow and other title-related products and services arising from the real estate closing process. Our operations are conducted on a direct basis through our own employees who act as title and escrow agents and through independent agents. In addition to our independent agents, our customers are lenders, mortgage brokers, attorneys, real estate agents, home builders and commercial real estate developers. We do not focus our marketing efforts on the homeowner.
Our Historical Financial Information
      We were incorporated in Delaware on May 24, 2005 in connection with a restructuring of our title insurance operations. Prior to the distribution FNF will contribute to us the subsidiaries relating to our business and operations as described in this prospectus.
      Our historical financial statements include assets, liabilities, revenues and expenses directly attributable to our operations. Our historical financial statements reflect allocations of certain of our corporate expenses to FNF and FIS. These expenses have been allocated to FNF and FIS on a basis that management considers to reflect most fairly or reasonably the utilization of the services provided to or the benefit obtained by those businesses. These expense allocations to FNF and FIS reflect an allocation to us of a portion of the compensation of certain senior officers and other personnel of FNF who will not be our employees after the distribution but who historically provided services to us. Our historical financial statements do not reflect the debt or interest expense we might have incurred if we had been a stand-alone entity. In addition, we will incur other expenses, not reflected in our historical financial statements, as a result of being a separate publicly traded company. As a result, our historical financial statements do not necessarily reflect what our financial position or results of operations would have been if we had been operated as a stand-alone public entity during the periods covered, and may not be indicative of our future results of operations or financial position.
      FIS was established as a separate subsidiary of FNF in connection with a restructuring that was effective as of November 1, 2004 and prior to that time, FIS’ businesses were either subsidiaries of FNF, or were operated as divisions of certain companies that will be our subsidiaries. Historical references to FIS in this prospectus include assets, liabilities, revenues and expenses directly attributable to FIS’ operations, including where those operations were conducted as a division of one of our subsidiaries.
Related Party Transactions
      Our historical financial statements reflect transactions with other businesses and operations of FNF not being transferred to us, including those being conducted with FIS.

      A detail of related party items included in revenues is as follows:

	2004	2003	2002

	(In millions)
Agency title premiums earned	$106.3	$284.9	$53.0
Rental income earned	8.4	7.3	6.7
Interest revenue	1.0	0.7	0.5

Total revenue	$115.7	$292.9	$60.2
      A detail of related party items included in operating expenses is as follows:

Agency title commissions	$93.6	$250.7	$46.7
Data processing costs	56.6	12.4	—
Data processing costs allocated	—	(5.4)	(5.8)
Corporate services allocated	(84.5)	(48.7)	(28.6)
Title insurance information expense	28.6	28.2	24.3
Software expense	5.8	2.6	1.3
Rental expense	2.8	0.5	—

Total expenses	$102.9	$240.3	$37.9

Total pretax impact of related party activity	$12.8	$52.6	$22.3

      Included as a reduction of our expenses for all periods are amounts allocated to FNF and FIS relating to the provision by us of corporate services to FNF and to FIS and its subsidiaries. These corporate services include accounting, internal audit and treasury, payroll, human resources, tax, legal, purchasing, risk management, mergers & acquisitions and general management. For the years ended December 31, 2004, 2003 and 2002, our expenses were reduced by $9.4 million, $9.2 million and $7.0 million, respectively, related to the provision of these corporate services by us to FNF and its subsidiaries other than FIS and its subsidiaries. For the years ended December 31, 2004, 2003 and 2002, our expenses were reduced by $75.1 million, $39.5 million and $21.6 million, respectively, related to the provision of corporate services by us to FIS and its subsidiaries.
      We also do business with the lender outsourcing solutions segment of FIS, which includes title agency functions whereby an FIS subsidiary acts as the title agent in the issuance of title insurance policies by a title insurance underwriter owned by us and in connection with certain trustee sales guarantees, a form of title insurance issued as part of the foreclosure process. As a result, our title insurance subsidiaries pay commissions on title insurance policies sold through FIS. For 2004, 2003, and 2002, these FIS operations generated $106.3 million, $284.9 million and $53.0 million of revenues for us, which we reflect as agency title premium. We paid FIS commissions at the rate of 88% of premiums generated, equal to $93.6 million, $250.7 million and $46.7 million for 2004, 2003 and 2002 respectively.
      We also historically have leased equipment to a subsidiary of FIS. Revenue relating to these leases was $8.4 million, $7.3 million and $6.7 million in 2004, 2003 and 2002, respectively. The title plant assets of several of our title insurance subsidiaries are managed or maintained by a subsidiary of FIS. The underlying title plant information and software continues to be owned by each of our title insurance underwriters, but FIS manages and updates the information in return for either (i) a cash management fee or (ii) the right to sell that information to title insurers, including title insurance underwriters that we own and other third party customers. In most cases, FIS is responsible for keeping the title plant assets current and fully functioning, for which we pay a fee to FIS based on our use of, or access to, the title plant. For 2004, 2003 and 2002, our expenses to FIS under these arrangements were $28.9 million, $28.2 million and $24.3 million, respectively. In addition, since November 2004, each applicable title insurance underwriter in turn receives a royalty on sales of access to its title plant assets. For the year ended December 31, 2004, the revenues from these title plant royalties were $0.3 million. Prior to 2004, there was no royalty agreement in place, but if it had been, we would have earned approximately $2.9 million and $2.7 million in additional revenue from FIS for 2003 and 2002, respectively. In addition, we have entered into agreements with FIS that permit FIS and certain of its subsidiaries to access and use (but not to re-sell) the starters databases and back plant databases of our title insurance subsidiaries. Starters databases are our databases of previously issued title policies and back plant databases contain historical records relating to title that are not regularly updated. Each of our applicable title insurance subsidiaries receives a fee for any access to or use of its starters and back plant databases by FIS.
      Included in our expenses for 2004 and 2003 are amounts paid to a subsidiary of FIS for the provision by FIS to us of IT infrastructure support, data center management and related IT support services. For 2004 and 2003, the amounts included in our expenses to FIS for these services were $56.6 million and $12.4 million respectively. Prior to September 2003, we performed these services ourselves and provided them to FIS. During 2003 and 2002, we received payments from FIS of $5.4 million and $5.8 million relating to these services that offset our other operating expenses. In addition, we incurred software expenses relating to an agreement with a subsidiary of FIS that amounted to $5.8 million, $2.6 million and $1.3 million in 2004, 2003 and 2002, respectively.
      Our financial statements for 2004 and 2003 reflect allocations for a lease of office space to us for our corporate headquarters and business operations.
      We believe the amounts earned by us or charged to us under each of the foregoing arrangements are fair and reasonable. Although the commission rate paid on the title insurance premiums written by the FIS title agencies was set without negotiation, we believe it is consistent with the average rate that would be available to a third party title agent given the amount and the geographic distribution of the business produced and the low risk of loss profile of the business placed. In connection with the title plant management and maintenance services provided by FIS, we believe that the fees charged to us by FIS are at approximately the same rates that FIS and other similar vendors charge unaffiliated title insurers. The IT infrastructure support and data center management services provided to us by FIS are priced within the range of prices that FIS offers to its unaffiliated third party customers for the same types of services. However, the amounts we earned or were charged under these arrangements were not negotiated at arm’s length, and may not represent the terms that we might have obtained from an unrelated third party.
      Amounts due from FNF to us as of December 31, 2004 and December 31, 2003 were as follows:

	As of
	December 31,

	2004	2003

	(In millions)
Notes receivable from FNF	$22.8	$26.6
Taxes due from FNF	63.6	44.1
      We have notes receivable from FNF relating to loans by our title underwriters to FNF. These notes amounted to $22.8 million and $26.6 million at December 31, 2004 and 2003, respectively. As of December 31, 2004, these notes bear interest at 2.66%. We earned interest revenue of $1.0 million, $0.7 million and $0.5 million relating to these notes during 2004, 2003 and 2002, respectively.
      We are included in FNF’s consolidated tax returns and thus any income tax liability or receivable is due to/from FNF. As of December 31, 2004 and 2003, we have recorded a receivable from FNF relating to overpayment of taxes of $63.6 million and $44.1 million, respectively.
      Certain of the foregoing related party arrangements are set forth in agreements between us and FNF or FIS that will remain in effect for specified periods following the distribution. For a description of these agreements, see “Certain Relationships and Related Transactions — Historical Related-Party Transactions.” Other items described above in respect of which amounts have been allocated to or by us will be the subject of agreements to be entered into by us with related parties at or prior to the time of the distribution. These new agreements and certain other agreements we will enter into at the time of the distribution are described in “Our Arrangements with FNF.”
      Prior to the distribution we intend to issue two $250 million intercompany notes payable to FNF, with terms that mirror FNF’s existing $250 million 7.30% public debentures due in August 2011 and $250 million 5.25% public debentures due in March 2013. Proceeds from the issuance of the 2011 public debentures were used by FNF to repay debt incurred in connection with the acquisition of our subsidiary, Chicago Title, and the proceeds from the 2013 public debentures were used for general corporate purposes. Alternatively, we may make an exchange offer in which we would offer to exchange the outstanding FNF notes for notes we would issue having substantially the same terms. Our capital structure is subject to conditions at the time of the distribution and finalizing our discussions with rating agencies and may be modified prior to the distribution. See “— Liquidity and Capital Resources.”
Recent Developments

Our Recent Acquisitions
      On March 22, 2004, we acquired American Pioneer Title Insurance Company (“APTIC”) for $115.2 million in cash. APTIC is a title insurance underwriter licensed in 45 states with significant agency operations and computerized title plant assets in the state of Florida. APTIC now operates under our Ticor Title brand.
      On June 15, 2005, we entered into a definitive agreement to acquire Service Link, L.P. (“Service Link”) a national provider of centralized mortgage and residential real estate title and closing services to major financial institutions and institutional lenders. The acquisition, which is expected to close in the third quarter, is subject to regulatory approval and customary closing conditions.
Business Trends and Conditions
      Title insurance revenue is closely related to the level of real estate activity and the average price of real estate sales. Real estate sales are directly affected by the availability of funds to finance purchases, predominantly mortgage interest rates. Other factors affecting real estate activity include, but are not limited to, demand for housing, employment levels, family income levels and general economic conditions. In addition to real estate sales, mortgage refinancing is an important source of title insurance revenue. We have found that residential real estate activity generally decreases in the following situations:

•	when mortgage interest rates are high or increasing;

•	when the mortgage funding supply is limited; and

•	when the United States economy is weak.
      Because commercial real estate transactions tend to be driven more by supply and demand for commercial space and occupancy rates in a particular area rather than by macroeconomic events, our commercial real estate title insurance business can generate revenues which are countercyclical to the industry cycles discussed above.
      Because these factors can change dramatically, revenue levels in the title insurance industry can also change dramatically. For example, beginning in the second half of 1999 and through 2000, steady interest rate increases caused by actions taken by the Federal Reserve Board resulted in a significant decline in refinancing transactions. As a result, the market shifted from a refinance-driven market in 1998 to a more traditional market driven by new home purchases and resales in 1999 and 2000. However, beginning in January 2001 and continuing through June of 2003, the Federal Reserve Board reduced interest rates by 550 basis points, bringing interest rates down to their lowest level in recent history, which again significantly increased the volume of refinance activity. Beginning in mid-June 2003 and continuing through most of 2004, the ten-year treasury bond yield increased from a low of nearly 3.0% to more than

4.5%, causing mortgage interest rates to rise, which decreased the volume of refinance activity. Notwithstanding the increase in interest rates, home prices appreciated strongly in many markets in 2004, benefiting our revenues. Through the first quarter of 2005, refinance activity has continued to decrease, but real estate activity continues at a high rate and the appreciation of home prices remains high.
      Historically, real estate transactions have produced seasonal revenue levels for title insurers. The first calendar quarter is typically the weakest quarter in terms of revenue due to the generally low volume of home sales during January and February. The fourth calendar quarter is typically the strongest in terms of revenue due to commercial customers desiring to complete transactions by year-end. Significant changes in interest rates may alter these traditional seasonal patterns due to the effect the cost of financing has on the volume of real estate transactions.
Critical Accounting Policies
      The accounting policies described below are those we consider critical in preparing our Combined Financial Statements. Certain of these policies require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures with respect to contingent assets and liabilities at the date of the Combined Financial Statements and the reported amounts of revenues and expenses during the reporting period. Actual amounts could differ from those estimates. See Note A of Notes to the Combined Financial Statements for a more detailed description of the significant accounting policies that have been followed in preparing our Combined Financial Statements.
      Valuation of Investments. We regularly review our investment portfolio for factors that may indicate that a decline in fair value of an investment is other-than-temporary. Some factors considered in evaluating whether or not a decline in fair value is other-than-temporary include: (i) our ability and intent to retain the investment for a period of time sufficient to allow for a recovery in value; (ii) the duration and extent to which the fair value has been less than cost; and (iii) the financial condition and prospects of the issuer. Such reviews are inherently uncertain and the value of the investment may not fully recover or may decline in future periods resulting in a realized loss.
      Goodwill. We have made acquisitions in the past that have resulted in a significant amount of goodwill. This goodwill is the excess of purchase price over the fair value of identifiable net assets acquired. As of December 31, 2004 and December 31, 2003, goodwill was $959.6 million and $920.3 million, respectively. The majority of our goodwill as of December 31, 2004 and 2003 relates to our Chicago Title acquisition. The process of determining whether or not an asset, such as goodwill, is impaired or recoverable relies on projections of future cash flows, operating results and market conditions. Such projections are inherently uncertain and, accordingly, actual future cash flows may differ materially from projected cash flows. In evaluating the recoverability of goodwill, we perform an annual goodwill impairment test based on an analysis of the discounted future cash flows generated by the underlying assets. We have completed our annual goodwill impairment test and have determined that we have a fair value in excess of our carrying value. Such analyses are particularly sensitive to changes in estimates of future cash flows and discount rates. Changes to these estimates might result in material changes in the fair value of the reporting units and determination of the recoverability of goodwill which may result in charges against earnings and a reduction in the carrying value of our goodwill.
      Long-Lived Assets. We review long-lived assets, primarily computer software, property and equipment and other intangibles, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If indicators of impairment are present, we estimate the future net cash flows expected to be generated from the use of those assets and their eventual disposal. We would recognize an impairment loss if the aggregate future net cash flows were less than the carrying amount. As a result, the carrying values of these assets could be significantly affected by the accuracy of our estimates of future net cash flows, which cannot be selected with certainty.
      Reserve for Claim Losses. Our reserve for claim losses includes reserves for known claims as well as for losses that have been incurred but have not yet been reported to us, net of expected recoupments. Each known claim is reserved based on our review of the estimated amount of the claim and the costs required to settle the claim. Reserves for claims that are incurred but not reported are estimates that are established at the time premium revenue is recognized based on historical loss experience and other factors, including industry trends, claim loss history, current legal environment, geographic considerations and type of policy written. Loss reserve estimates are reviewed periodically and adjusted by management as experience develops or new information becomes known, and changes in prior estimates affect our reported results.
      See “— Results of Operations” and Note I of Notes to Combined Financial Statements for a summary of our reserves for claim losses at December 31, 2004, 2003 and 2002. Our independent actuaries perform projections of required reserves periodically during the year and at year-end. We compare these projections to the recorded reserves to evaluate their adequacy. Our reserves for claim losses are within the range projected by our independent actuaries.
      Revenue Recognition. Our direct title insurance premiums and escrow and other title-related fees are recognized as revenue at the time of closing of the related transaction as the earnings process is then considered complete, whereas premium revenues from agency operations and agency commissions include an accrual based on estimates using historical information of the volume of transactions that have closed in a particular period for which premiums have not yet been reported to us. The accrual for agency premiums is necessary because of the lag between the closing of these transactions and the reporting of these policies to us by the agent.

Comparisons of Three Months ended March 31, 2005 and 2004

Results of Operations

	Three Months Ended
	March 31,

	2005	2004

	(In thousands)
Direct title insurance premiums	$456,205	$426,652
Agency title insurance premiums	532,513	634,876

Total title insurance premiums	988,718	1,061,528
Escrow and other title-related fees	243,137	217,766
Interest and investment income	20,854	13,754
Realized gains and losses, net	3,436	10,843
Other income	9,075	11,041

Total revenue	1,265,220	1,314,932

	Three Months Ended
	March 31,

	2005	2004

	(In thousands)
Personnel costs	424,660	382,742
Other operating expenses	209,735	186,124
Agent commissions	409,901	498,149
Depreciation and amortization	24,866	20,150
Provision for claim losses	64,226	54,819
Interest expense	303	1,208

Total expense	1,133,691	1,143,192
Earnings before income taxes and minority interest	131,529	171,740
Income tax expense	48,863	62,857

Earnings before minority interest	82,666	108,883
Minority interest	347	(75)

Net Earnings	$82,319	$108,958

Orders opened by direct title operations	747,699	874,852
Orders closed by direct title operations	488,503	517,578
      Total revenues for the first quarter of 2005 decreased $49.7 million to $1,265.2 million. This decrease was primarily the result of a decrease in agency title insurance premiums offset primarily by an increase in direct title insurance premiums and escrow and other title-related fees.
      Total title insurance premiums for the three-month periods were as follows:

	Three Months Ended March 31,

		% of		% of
	2005	Total	2004	Total

	(In thousands)
Title premiums from direct operations	$456,205	46.1%	$426,652	40.2%
Title premiums from agency operations	532,513	53.9%	634,876	59.8%

Total	$988,718	100.0%	$1,061,528	100.0%

      Title insurance premiums decreased 6.9% to $988.7 million in the first quarter of 2005 as compared with the first quarter of 2004. A decrease of $102.4 million or 16.1% in premiums from agency operations was offset by an increase of $29.6 million or 6.9% in direct premiums. The increased level of direct title premiums is a direct result of an increase in the average fee per file offset by a decline in closed order levels as compared with the prior year. The drop experienced in closed orders reflects a slowing refinance market as evidenced by the Mortgage Bankers Association’s (“MBA”) statistics showing that approximately 46% of new loan originations in the first quarter of 2005 were refinance transactions as compared with approximately 53% in the first quarter of 2004. The increase in fee per file is the result of the decreased levels of refinance-driven activity, which typically have lower fees, in the first quarter of 2005 as compared with the same quarter of the prior year, as well as the appreciation of home prices over the past year. The decrease in agency revenues relates to the fact that the first quarter of 2004 benefited from the continued strong refinance volumes of 2003, which were at an all-time high, while the 2005 first quarter was a weaker refinance environment. The 2004 period included $35.9 million in revenue from FIS’s title agency business, which benefited from refinancings, while the 2005 period only included $20.8 million in revenue from FIS’ title agency business.
      Trends in escrow and other title-related fees are primarily related to title insurance activity generated by our direct operations. Escrow and other title-related fees during the three-month periods ended March 31, 2005 and 2004 fluctuated in a pattern generally consistent with the fluctuation in direct title insurance premiums and order counts. Escrow and other title-related fees were $243.1 million and $217.8 million for the first quarters of 2005 and 2004, respectively.
      Interest and investment income levels are primarily a function of securities markets, interest rates and the amount of cash available for investment. Interest and investment income in the first quarter of 2005 was $20.9 million, compared with $13.8 million in the first quarter of 2004, an increase of $7.1 million, or 51.6%. The increase in interest and investment income in the first quarter of 2005 is due primarily to an increase in our fixed income asset base during the current year quarter and the increasing interest rate environment.
      Net realized gains for the first quarter of 2005 were $3.4 million compared with net realized gains of $10.8 million for the corresponding period of the prior year.
      Operating expenses consist primarily of personnel costs and other operating expenses, which are incurred as orders are received and processed and agent commissions which are incurred as revenue is recognized. Title insurance premiums, escrow and other title-related fees are generally recognized as income at the time the underlying transaction closes. As a result, direct operations revenue lags approximately 45-60 days behind expenses and therefore gross margins may fluctuate. The changes in the market environment, mix of business between direct and agency operations and the contributions from our various business units have impacted margins and net earnings. We have implemented programs and have taken necessary actions to maintain expense levels consistent with revenue streams. However, a short time lag does exist in reducing variable costs and certain fixed costs are incurred regardless of revenue levels.
      Personnel costs include base salaries, commissions, benefits and bonuses paid to employees, and are one of our most significant operating expenses. Personnel costs totaled $424.7 million and $382.7 million for the three months ended March 31, 2005 and 2004, respectively. Personnel costs, as a percentage of total direct title premiums and escrow and other title-related fees, were 60.7% in the first quarter of 2005, and 59.4% for the first quarter of 2004. The increase of $42.0 million or 11.0% in personnel costs primarily relates to an increase in revenues from direct operations of 8.5%.
      Other operating expenses consist primarily of facilities expenses, title plant-related charges, premium taxes (which insurance underwriters are required to pay on title premiums in lieu of franchise and other state taxes), postage and courier services, computer services, professional services, advertising expenses, general insurance and trade and notes receivable allowances. Other operating expenses totaled $209.7 million and $186.1 million for the three months ended March 31, 2005 and 2004, respectively. The increase of $23.6 million or 12.7% primarily relates to the increase in revenues from direct operations.
      Agent commissions represent the portion of premiums retained by agents pursuant to the terms of their respective agency contracts. Agent commissions and the resulting percentage of agent premiums we retain vary according to regional differences in real estate closing practices and state regulations.
      The following table illustrates the relationship of agent premiums and agent commissions:

	Three Months Ended March 31,

	2005		2004

	Amount	%	Amount	%

	(In thousands)
Agent title premiums	$532,513	100.0%	$634,876	100.0%
Agent commissions	409,901	77.0%	498,149	78.5%

Net margin	$122,612	23.0%	$136,727	21.5%

      Net margin from agency title insurance premiums increased as a percentage of total agency premiums due to our writing a higher percentage of policies in states where we pay lower commission rates.
      The provision for claim losses includes an estimate of anticipated title and title-related claims, and escrow losses. The estimate of anticipated title and title-related claims is accrued as a percentage of title premium revenue based on our historical loss experience and other relevant factors. We monitor our claims loss experience on a continual basis and adjust the provision for claim losses accordingly. The claim loss provision for title insurance was $64.2 million in the first quarter of 2005 as compared to $54.8 million in the first quarter of 2004. Our claim loss provision as a percentage of total title premiums was 6.5% and 5.2% in the first quarters of 2005 and 2004, respectively. The increase is attributable to higher than expected payment levels, especially for individually significant claims, and a return to a more normalized environment with the volume of resale transactions exceeding the refinance transactions.
      Interest expense was $0.3 million and $1.2 million in the first quarters of 2005 and 2004, respectively.
      Income tax expense as a percentage of earnings before income taxes was 37.2% for the first quarter of 2005 and 36.6% for the first quarter of 2004. Income tax expense as a percentage of earnings before income taxes is attributable to our estimate of ultimate income tax liability, and changes in the characteristics of net earnings year to year.

Comparisons of Years ended December 31, 2004, 2003 and 2002

Results of Operations
      The following table presents certain financial data for the years indicated:

	Year Ended December 31,

	2004	2003	2002

	(In thousands)
Direct title insurance premiums	$2,003,447	$2,105,317	$1,557,769
Agency title insurance premiums	2,714,770	2,595,433	1,989,958

Total title premiums	4,718,217	4,700,750	3,547,727
Escrow and other title-related fees	1,039,835	1,058,729	790,787
Interest and investment income	64,885	56,708	72,305
Realized gains and losses, net	22,948	101,839	584
Other income	43,528	52,689	55,927

	5,889,413	5,970,715	4,467,330
Personnel costs	1,680,805	1,692,895	1,260,070
Other operating expenses	849,554	817,597	633,193
Agent commissions	2,117,122	2,035,810	1,567,112
Depreciation and amortization	95,718	79,077	53,042
Provision for claim losses	259,402	248,834	175,963
Interest expense	3,885	4,582	8,586

	5,006,486	4,878,795	3,697,966
Earnings before income taxes and minority interest	882,927	1,091,920	769,364
Income tax expense	323,598	407,736	276,970

Earnings before minority interest	559,329	684,184	492,394
Minority interest	1,165	859	624

Net earnings	$558,164	$683,325	$491,770

Orders opened by direct title operations	3,142,945	3,771,393	2,953,797
Orders closed by direct title operations	2,249,792	2,916,201	2,141,680
      Total revenue in 2004 decreased $81.3 million to $5,889.4 million, a decrease of 1.4% compared to 2003. Total revenue in 2003 increased $1,503.4 million, or 33.7% to $5,970.7 million from $4,467.3 million in 2002. Although the mix of direct and agency title premiums changed from 2003 to 2004, total title premiums and escrow and other title-related fees remained fairly consistent in 2004 as compared with 2003. The increase in total revenue in 2003 is due in part to increases in real estate and refinance activity as a result of decreasing interest rates. Further, increased realized gains on investments also contributed to increased revenue in 2003 compared to 2002.
      Title insurance premiums were $4,718.2 million in 2004, $4,700.8 million in 2003 and $3,547.7 million in 2002. Direct title premiums decreased from 2003 to 2004 while agency title premiums increased during the same period. The decrease in direct title premiums is primarily due to a reduction in refinancing activity experienced in 2004 as compared with 2003 and was partially offset by an increase in the average fee per file. The average fee per file in our direct operations was $1,324, $1,081 and $1,099 in 2004, 2003 and 2002, respectively. The increase in direct title premiums in 2003 was due primarily to increases in resale and refinance activity as a result of the decline in interest rates through mid-year 2003. The increase in resale and refinance activity in 2003 was partially offset by a decrease in the average fee per file. The increase in the fee per file in 2004 and the decrease in fee per file in 2003 is consistent with the overall level of refinance activity experienced during 2004 and 2003. The fee per file tends to increase as mortgage interest rates rise, and the mix of business changes from a predominately refinance-driven market to more of a resale-driven market.
      The following table presents the percentages of title insurance premiums generated by our direct and agency operations:

	Year Ended December 31,

	2004		2003		2002

	Amount	%	Amount	%	Amount	%

	(In thousands)
Direct	$2,003,447	42.5%	$2,105,317	44.8%	$1,557,769	43.9%
Agency	2,714,770	57.5	2,595,433	55.2	1,989,958	56.1

Total title insurance premiums	$4,718,217	100.0%	$4,700,750	100.0%	$3,547,727	100.0%

      In 2004, our mix of direct and agency title premiums changed, with agency premiums increasing to 57.5% of total premiums compared with 55.2% in 2003. Agency premiums increased in 2004 by $119.3 million, which was primarily attributed to an increase in agency premiums of $193.5 million due to our acquisition of APTIC in March 2004 that was offset by a decrease in the amount of agency revenue provided by FIS’ title agency operations. Agency business in general is not as profitable as direct business. Our mix of direct and agency title insurance premiums changed in 2003 as compared with 2002, primarily as a result of our acquisition of ANFI, Inc. (“ANFI”) in March 2003, and the inclusion of ANFI’s title insurance premiums as direct title insurance premiums in 2003. In 2002, ANFI’s title insurance premiums were included in agency title insurance premiums. Agency revenues from FIS title agency businesses were $106.3 million, $284.9 million and $53.0 million in 2004, 2003 and 2002, respectively.
      Trends in escrow and other title-related fees are primarily related to title insurance activity generated by our direct operations. Escrow and other title-related fees during the three-year period ended December 31, 2004, fluctuated in a pattern generally consistent with the fluctuation in direct title insurance premiums and order counts. Escrow and other title-related fees were $1,039.8 million, $1,058.7 million and $790.8 million, respectively, during 2004, 2003 and 2002.
      Interest and investment income levels are primarily a function of securities markets, interest rates and the amount of cash available for investment. Interest and investment income in 2004 was $64.9 million compared with $56.7 million in 2003 and $72.3 million in 2002. Average invested assets in 2004 increased 14.8% to $3,226.2 million, from $2,811.5 million in 2003. The tax equivalent yield in 2004, excluding realized gains and losses, was 2.7% as compared with 2.5% in 2003 and 3.3% in 2002. Interest and investment income decreased $15.6 million, or 21.6% in 2003 to $56.7 million from $72.3 million in 2002.
      Net realized gains and losses for 2004, 2003 and 2002 were $22.9 million, $101.8 million and $0.6 million, respectively. Net realized gains in 2003 includes a $51.7 million realized gain as a result of IAC InterActive Corp’s acquisition of Lending Tree Inc. and the subsequent sale of our IAC Interactive

Corp. common stock and a realized gain of $21.8 million on the sale of New Century Financial Corporation common stock.
      Net realized gains in 2002 included a $0.1 million gain recognized on our investment in Santa Barbara Restaurant Group, Inc. (“SBRG”) common stock as a result of the merger between SBRG and CKE Restaurants, Inc. (“CKE”) and a $2.6 million loss on the sale of a portion of our CKE common stock in the second quarter of 2002. Net realized gains in 2002 were partially offset by other-than-temporary impairment losses of $5.1 million on CKE recorded during the fourth quarter of 2002 and $3.3 million recorded on MCI WorldCom bonds in the second quarter of 2002.
      Other income represents revenue generated by other smaller real-estate related businesses that are not directly title-related. Other income was $43.5 million in 2004, $52.7 million in 2003 and $55.9 million in 2002.
      Our operating expenses consist primarily of personnel costs and other operating expenses, which are incurred as orders are received and processed and agent commissions which are incurred as revenue is recognized. Title insurance premiums, escrow and other title-related fees are generally recognized as income at the time the underlying transaction closes. As a result, direct operations revenue lags approximately 45-60 days behind expenses and therefore gross margins may fluctuate. The changes in the market environment, mix of business between direct and agency operations and the contributions from our various business units have impacted margins and net earnings. We have implemented programs and have taken necessary actions to maintain expense levels consistent with revenue streams. However, a short time lag does exist in reducing variable costs and certain fixed costs are incurred regardless of revenue levels. We have taken significant measures to maintain appropriate personnel levels and costs relative to the volume and mix of business while maintaining customer service standards and quality controls. As such, with the decline in open orders on refinance transactions resulting from the increase in mortgage interest rates during the second half of 2003, we began reducing personnel costs with the reduction of approximately 22% of the title and escrow workforce from July to December of 2003 and maintained personnel at appropriate levels during 2004. We will continue to monitor prevailing market conditions and will adjust personnel costs in accordance with activity.
      Personnel costs include base salaries, commissions, benefits and bonuses paid to employees, and are one of our most significant operating expenses. Personnel costs totaled $1,680.8 million, $1,692.9 million and $1,260.1 million for the years ended December 31, 2004, 2003 and 2002, respectively. Personnel costs, as a percentage of direct title insurance premiums and escrow and other title-related fees, were 55.2% in 2004, compared with 53.5% in 2003 and 53.7% 2002. The increase in personnel costs as a percentage of total revenue in 2004 is attributable to the lag in reducing personnel to the appropriate level based on activity. In addition, as a result of adopting SFAS No. 123 during 2003, included in personnel costs for 2004 and 2003 is approximately $5.4 million and $4.9 million in stock compensation expense, respectively.
      Other operating expenses consist primarily of facilities expenses, title plant-related changes, premium taxes (which insurance underwriters are required to pay on title premiums in lieu of franchise and other state taxes), postage and courier services, computer services, professional services, advertising expenses, general insurance, and trade and notes receivable allowances. Other operating expenses totaled $849.6 million, $817.6 million and $633.2 million for the years ended December 31, 2004, 2003 and 2002, respectively. Other operating expenses increased as a percentage of direct title insurance premiums and escrow and other title-related fees to 27.9% in 2004 from 25.8% in 2003, which decreased from 27.0% in 2002. The increase in other operating expenses as a percentage of total direct title premiums and escrow and other fees in 2004 is consistent with the increase in personnel costs as a percentage of total direct title premiums and escrow and other fees.
      Agent commissions represent the portion of premiums retained by agents pursuant to the terms of their respective agency contracts. Agent commissions and the resulting percentage of agent premiums we retain vary according to regional differences in real estate closing practices and state regulations.

      The following table illustrates the relationship of agent title premiums and agent commissions:

	Year Ended December 31,

	2004		2003		2002

	Amount	%	Amount	%	Amount	%

			(In thousands)
Agent title premiums	$2,714,770	100.0%	$2,595,433	100.0%	$1,989,958	100.0%
Agent commissions	2,117,122	78.0	2,035,810	78.4	1,567,112	78.8

Net margin	$597,648	22.0%	$559,623	21.6%	$422,846	21.2%

      The provision for claim losses includes an estimate of anticipated title and title-related claims. The estimate of anticipated title and title-related claims is accrued as a percentage of title premium revenue based on our historical loss experience and other relevant factors. We monitor our claims loss experience on a continual basis and adjust the provision for claim losses accordingly.
      A summary of the reserve for claim losses is as follows:

	Year Ended December 31,

	2004	2003	2002

	(Dollars in thousands)
Beginning balance	$932,439	$887,973	$881,053
Reserves assumed(1)	38,597	4,203	—
Claim loss provision related to:
Current year	275,982	237,919	207,290
Prior years	(16,580)	10,915	(31,327)

Total claim loss provision	259,402	248,834	175,963
Claims paid, net of recoupments related to:
Current year	(19,095)	(11,591)	(10,058)
Prior years	(230,597)	(196,980)	(158,985)

Total claims paid, net of recoupments	(249,692)	(208,571)	(169,043)

Ending balance	$980,746	$932,439	$887,973

Provision for claim losses as a percentage of title insurance premiums only	5.5%	5.3%	5.0%

(1)	We assumed APTIC’s outstanding reserve for claim losses in connection with its acquisition in 2004. We assumed ANFI’s outstanding reserve for claim losses in connection with its acquisition in 2003.
      The title loss provision in 2004 reflects a higher estimated loss for the 2004 policy year offset in part by a favorable adjustment from previous policy years. The unfavorable development during 2003 reflects higher than expected payment levels on previously issued policies.
      Interest expense for the years ended December 31, 2004, 2003 and 2002 was $3.9 million, $4.6 million and $8.6 million, respectively.
      Income tax expense as a percentage of earnings before income taxes for 2004, 2003 and 2002 was 36.6%, 37.3%, and 36.0%, respectively. The fluctuation in income tax expense as a percentage of earnings before income taxes is attributable to our estimate of ultimate income tax liability, and changes in the characteristics of net earnings year to year, such as underwriting income versus investment income. The increase in 2003 as compared with 2002 is primarily due to an increase in state income tax rates.

Selected Quarterly Financial Data

	Three Months Ended

	March 31,	June 30,	September 30,	December 31,

	(In thousands)
2004
Revenue	$1,314,932	$1,597,362	$1,558,382	$1,418,737
Earnings before income taxes and minority interest	171,740	266,250	219,478	225,459
Net earnings	108,958	168,125	138,645	142,436
2003
Revenue	$1,219,346	$1,518,656	$1,713,943	$1,518,770
Earnings before income taxes and minority interest	198,943	317,259	341,591	234,125
Net earnings	124,338	198,201	213,739	147,046
Liquidity and Capital Resources

Cash Requirements
      Our cash requirements include operating expenses, taxes, capital expenditures, business acquisitions and dividends on our common stock. We believe that all anticipated cash requirements for current operations will be met from internally generated funds, through cash dividends from subsidiaries, cash generated by investment securities and borrowings and existing credit facilities. Our short-term and long-term liquidity requirements are monitored regularly to match cash inflows with cash requirements. We forecast the daily needs of all of our subsidiaries and periodically review their short-term and long-term projected sources and uses of funds, as well as the asset, liability, investment and cash flow assumptions underlying these projections.
      Our two significant sources of internally generated funds are dividends and other payments from our subsidiaries. As a holding company, we will receive cash from our subsidiaries in the form of dividends and as reimbursement for operating and other administrative expenses we incur. The reimbursements will be paid within the guidelines of management agreements to be entered among us and our subsidiaries. Our insurance subsidiaries are restricted by state regulation in their ability to pay dividends and make distributions. Each state of domicile regulates the extent to which our title underwriters can pay dividends or make other distributions to us. As of December 31, 2004, $1,731.3 million of our net assets were restricted from dividend payments without prior approval from the relevant departments of insurance. During 2005, our first tier title subsidiaries can pay or make distributions to us of approximately $207.5 million without prior approval. Our underwritten title companies collect revenue and pay operating expenses. However, they are not regulated to the same extent as our insurance subsidiaries.
      We plan to pay dividends of $295.0 million to FNF prior to the distribution, of which $150.0 million will be funded with the proceeds of new borrowings described below and $145.0 million would be funded with the proceeds of a combination of ordinary and extraordinary dividends to be paid by one of our insurance subsidiaries. We have applied for the required extraordinary dividend approval.

Capital Expenditures
      Our capital expenditures relate primarily to fixed assets and were $70.6 million, $80.4 million and $64.1 million in 2004, 2003 and 2002, respectively. We do not expect future capital expenditures to increase significantly.

Financing
      Prior to the distribution we intend to issue two $250 million intercompany notes payable to FNF, with terms that mirror FNF’s existing $250 million 7.30% public debentures due in August 2011 and $250 million 5.25% public debentures due in March 2013. Proceeds from the issuance of the 2011 public debentures were used by FNF to repay debt incurred in connection with the acquisition of our subsidiary, Chicago Title, and the proceeds from the 2013 public debentures were used for general corporate purposes. Alternatively, we may make an exchange offer in which we would offer to exchange the outstanding FNF notes for notes we would issue having substantially the same terms. We also plan to enter into a credit agreement in the amount of between $200 million and $300 million. We currently anticipate that prior to the distribution we would borrow $150 million under this facility and distribute it to FNF as a dividend. Our capital structure is subject to conditions at the time of the distribution and finalizing our discussions with rating agencies and may be modified prior to the distribution.

Contractual Obligations
      Our long-term contractual obligations generally include our long-term debt and operating lease payments on certain of our property and equipment. As of December 31, 2004, our required payments relating to our long-term contractual obligations are as follows:

	2005	2006	2007	2008	2009	Thereafter	Total

	(In thousands)
Long-term debt	$22,390	$—	$—	$—	$—	$—	$22,390
Operating lease payments	109,380	94,805	75,338	51,216	28,933	19,699	379,371

Total contractual obligations	$131,770	$94,805	$75,338	$51,216	$28,933	$19,699	$401,761

      Our title claims loss reserve projected annual payments as of December 31, 2004 are as follows:

	2005	2006	2007	2008	2009	Thereafter	Total

	(In thousands)
Title claim loss reserve	$181,617	$147,037	$115,761	$86,806	$63,108	$386,417	$980,746
Percentage of total	18.5%	15.0%	11.8%	8.9%	6.4%	39.4%	100%
      As of December 31, 2004 we had title insurance reserves of $980.7 million. The amounts and timing of these obligations are estimated and are not set contractually. Nonetheless, based on historical title insurance claim experience, we anticipate the above payment patterns. While we believe that historical loss payments are a reasonable source for projecting future claim payments, there is significant inherent uncertainty in this payment pattern estimate because of the potential impact of changes in:

•	future mortgage interest rates, which will affect the number of real estate and refinancing transactions and, therefore, the rate at which title insurance claims will emerge;

•	the legal environment whereby court decisions and reinterpretations of title insurance policy language to broaden coverage could increase total obligations and influence claim payout patterns;

•	events such as fraud, defalcation, and multiple property title defects, that can substantially and unexpectedly cause increases in both the amount and timing of estimated title insurance loss payments;

•	loss cost trends whereby increases/decreases in inflationary factors (including the value of real estate) will influence the ultimate amount of title insurance loss payments; and

•	claims staffing levels whereby claims may be settled at a different rate based on the future staffing levels of the claims department.

Off-Balance Sheet Arrangements
      In conducting our operations, we routinely hold customers’ assets in escrow, pending completion of real estate transactions. Certain of these amounts are maintained in segregated bank accounts and have not been included in the Combined Balance Sheets. As a result of holding these customers’ assets in escrow, we have ongoing programs for realizing economic benefits during the year through favorable borrowing and vendor arrangements with various banks. There were no investments or loans outstanding as of December 31, 2004 related to these arrangements.
Recent Accounting Pronouncements
      In December 2004, the FASB issued FASB Statement No. 123R (“SFAS No. 123R”), “Share-Based Payment,” which requires that compensation cost relating to share-based payments be recognized in FNT’s financial statements. During 2003, we adopted the fair value recognition provision of Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation” (“SFAS No. 123”), for stock-based employee compensation, effective as of the beginning of 2003. We had elected to use the prospective method of transition, as permitted by Statement of Financial Accounting Standards No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure” (“SFAS No. 148”). Under this method, stock-based employee compensation cost is recognized from the beginning of 2003 as if the fair value method of accounting had been used to account for all employee awards granted, modified, or settled in years beginning after December 31, 2002. SFAS No. 123R does not allow for the prospective method, but requires the recording of expense relating to the vesting of all unvested options beginning in the first quarter of 2006. Since we adopted SFAS No. 123 in 2003, the impact of recording additional expense in 2006 under SFAS No. 123R relating to options granted prior to January 1, 2003 is not significant.
Market Risks
      Market risk refers to the risk that a change in the level of one or more market factors, such as interest rates or equity prices, will result in losses for financial instruments that we hold or arrangements to which we are a party.

Interest Rate Risk
      Our fixed maturity investments and borrowings are subject to interest rate risk. Increases and decreases in prevailing interest rates generally translate into decreases and increases in fair values of those instruments. Additionally, fair values of interest rate sensitive instruments may be affected by the creditworthiness of the issuer, prepayment options, relative values of alternative investments, the liquidity of the instrument and other general market conditions.

Equity Price Risk
      The carrying values of investments subject to equity price risks are based on quoted market prices as of the balance sheet date. Market prices are subject to fluctuation and, consequently, the amount realized in the subsequent sale of an investment may significantly differ from the reported market value. Fluctuation in the market price of a security may result from perceived changes in the underlying economic characteristics of the investee, the relative price of alternative investments and general market conditions. Furthermore, amounts realized in the sale of a particular security may be affected by the relative quantity of the security being sold.
      Caution should be used in evaluating our overall market risk from the information below, since actual results could differ materially because the information was developed using estimates and assumptions as described below, and because our reserve for claim losses (representing 41.1% of total liabilities) is not included in the hypothetical effects.
      The hypothetical effects of changes in market rates or prices on the fair values of financial instruments would have been as follows as of or for the year ended December 31, 2004:

•	An approximate $58.1 million net increase (decrease) in the fair value of fixed maturity securities would have occurred if interest rates were 100 basis points (lower) higher as of December 31,

2004. The change in fair values was determined by estimating the present value of future cash flows using various models, primarily duration modeling.

•	An approximate $23.0 million net increase (decrease) in the fair value of equity securities would have occurred if there was a 20% price increase (decrease) in market prices.

•	It is not anticipated that there would be a significant change in the fair value of other long-term investments or short-term investments if there was a change in market conditions, based on the nature and duration of the financial instruments involved.

INDUSTRY BACKGROUND
Title Insurance Policies
      Generally, real estate buyers and mortgage lenders purchase title insurance to insure good and marketable title to real estate. A brief generalized description of the process of issuing a title insurance policy is as follows:

•	The customer, typically a real estate salesperson or broker, escrow agent, attorney or lender, places an order for a title policy.

•	Company personnel note the specifics of the title policy order and place a request with the title company or its agents for a preliminary report or commitment.

•	After the relevant historical data on the property is compiled, the title officer prepares a preliminary report that documents the current status of title to the property, any exclusions, exceptions and/or limitations that the title company might include in the policy, and specific issues that need to be addressed and resolved by the parties to the transaction before the title policy will be issued.

•	The preliminary report is circulated to all the parties for satisfaction of any specific issues.

•	After the specific issues identified in the preliminary report are satisfied, an escrow agent closes the transaction in accordance with the instructions of the parties and the title company’s conditions.

•	Once the transaction is closed and all monies have been released, the title company issues a title insurance policy.
      In a real estate transaction financed with a mortgage, virtually all real property mortgage lenders require their borrowers to obtain a title insurance policy at the time a mortgage loan is made. This lender’s policy insures the lender against any defect affecting the priority of the mortgage in an amount equal to the outstanding balance of the related mortgage loan. An owner’s policy is typically also issued, insuring the buyer against defects in title in an amount equal to the purchase price. On a refinancing transaction, only a lender’s policy is generally purchased because ownership of the property has not changed. In the case of an all-cash real estate purchase, no lender’s policy is issued but typically an owner’s title policy is issued.
      Title insurance premiums paid in connection with a title insurance policy are based on (and typically a percentage of) either the amount of the mortgage loan or the purchase price of the property insured. Title insurance premiums are due in full at the closing of the real estate transaction. The lender’s policy generally terminates upon the refinancing or resale of the property.
      The amount of the insured risk or “face amount” of insurance under a title insurance policy is generally equal to either the amount of the loan secured by the property or the purchase price of the property (subject to adjustment if the policy includes inflation adjustment provisions). The title insurer is also responsible for the cost of defending the insured title against covered claims. The insurer’s actual exposure at any given time, however, generally is less than the total face amount of policies outstanding because the coverage of a lender’s policy is reduced and eventually terminated as a result of payment of the mortgage loan. Because of these factors, the total liability of a title underwriter on outstanding policies cannot be precisely determined.
      Title insurance companies typically issue title insurance policies directly through branch offices or through title agencies which are subsidiaries of the title insurance company, and indirectly through independent third party agencies unaffiliated with the title insurance company. Where the policy is issued through a branch or wholly-owned subsidiary agency operation, the title company typically performs or directs the search, and the premiums collected are retained by the title company. Where the policy is issued through an independent agent, the agent generally performs the search (in some areas searches are performed by approved attorneys), examines the title, collects the premium and retains a majority of the premium. The remainder of the premium is remitted to the title company as compensation, part of which is for bearing the risk of loss in the event a claim is made under the policy. The percentage of the premium retained by an agent varies from region to region and is sometimes regulated by the states. The title company is obligated to pay title claims in accordance with the terms of its policies, regardless of whether the title company issues policies through its direct operations or through independent agents.
      Prior to issuing policies, title insurers and their agents attempt to reduce the risk of future claim losses by accurately performing searches and examinations. A title company’s predominant expense relates to such searches and examinations, the preparation of preliminary title reports, policies or commitments and the maintenance of title “plants,” which are indexed compilations of public records, maps and other relevant historical documents. Claim losses generally result from errors made in the title search and examination process and from hidden defects such as fraud, forgery, incapacity, or missing heirs of the property.
      Residential real estate business results from the construction, sale, resale and refinancing of residential properties, while commercial real estate business results from similar activities with respect to properties with a business or commercial use. Commercial real estate title insurance policies insure title to commercial real property, and generally involve higher coverage amounts and yield higher premiums. The volume of residential real estate transaction volume is primarily affected by macroeconomic and seasonal factors while commercial real estate transactions are affected primarily by fluctuations in local supply and demand conditions for commercial space.
Product Market
      The title insurance market in the United States is large and has grown in the last 10 years. According to Demotech, total operating income for the entire U.S. title insurance industry grew from $4.8 billion in 1995 to $15.5 billion in 2004. Growth in the industry is closely tied to various macroeconomic factors, including, but not limited to, growth in the gross national product, inflation, interest rates and sales of and prices for new and existing homes, as well as the refinancing of previously issued mortgages.
      Most real estate transactions consummated in the U.S. require the use of title insurance by a lending institution before a transaction can be completed. Generally, revenues from title insurance policies are directly correlated with the value of the property underlying the title policy, and appreciation in the overall value of the real estate market helps drive growth in total industry revenues. Industry revenues are also driven by changes in interest rates, which affect demand for new mortgage loans and refinancing transactions.
      The U.S. title insurance industry is concentrated among a handful of industry participants. According to Demotech, the top five title insurance companies accounted for 90.2% of net premiums collected in 2004. Over 40 independent title insurance companies accounted for the remaining 9.8% of net premiums collected in 2004. Over the years, the title insurance industry has been consolidating, beginning with the merger of Lawyers Title Insurance and Commonwealth Land Title Insurance in 1998 to create LandAmerica Financial Group, Inc., followed by FNF’s acquisition of Chicago Title in March 2000. Consolidation has created opportunities for increased financial and operating efficiencies for the industry’s largest participants and should continue to drive profitability and market share in the industry.

Trends and Opportunities
      Title insurance companies today face significant challenges resulting from consolidation among traditional title companies and new entrants, technological innovation and evolving customer preferences and behavior. As a result of these challenges, we believe that the title insurance industry is experiencing or will be subject to the following significant trends:

•	Title insurance companies remain subject to consolidation within the industry. This creates the potential for an increased customer base and continued economies of scale.

•	In order to achieve lower costs, title insurance companies may increasingly outsource search and examination functions of the title process.

•	If mortgage interest rates begin to rise, the volume and average value of real estate related transactions may decline and affect revenue.

BUSINESS
Company Overview
      We are the largest title insurance company in the United States. Our title insurance underwriters — Fidelity National Title, Chicago Title, Ticor Title, Security Union Title and Alamo Title — together issued approximately 30.5% of all title insurance policies issued nationally during 2004, as measured by premiums. Our title business consists of providing title insurance and escrow and other title-related products and services arising from the real estate closing process. Our operations are conducted on a direct basis through our own employees who act as title and escrow agents and through independent agents. In addition to our independent agents, our customers are lenders, mortgage brokers, attorneys, real estate agents, home builders and commercial real estate developers. We do not focus our marketing efforts on the homeowner.
History
      The predecessors to FNT have primarily been title insurance companies, some of which have been in operation since the late 1800s. Many of these title insurance companies have been acquired in the last two decades. In 1984, FNF acquired a controlling interest in Fidelity National Title Insurance Company. During the 1990s, FNF acquired Alamo Title, Nations Title Inc., Western Title Company of Washington and First Title Corp. In 2000, FNF completed the acquisition of Chicago Title Corp., creating the largest title insurance organization in the world, and in 2004 FNF acquired American Pioneer Title Insurance Company, which now operates under our Ticor Title brand. Chicago Title had previously acquired Security Union Title in 1987 and Ticor Title Insurance Company in 1991. Our businesses have historically been operated as wholly-owned subsidiaries of FNF.
Competitive Strengths
      We believe that our competitive strengths include the following:
      Leading title insurance company. We are the largest title insurance company in the United States and a leading provider of title insurance and escrow services for real estate transactions. We currently have the leading market share for title insurance in California, New York, Texas and Florida, which are the four largest markets for title insurance in the United States, which account for approximately 48% of all title insurance business in the United States. We have approximately 1,500 locations throughout the United States providing our title insurance services.
      Established relationships with our customers. We have strong relationships with the customers who use our title services. Our agent distribution network, which includes over 9,500 agents, is among the largest in the United States. We also benefit from strong brand recognition in our five FNT title brands that allows us to access a broader client base than if we operated under a single consolidated brand and provides our customers with a choice among FNT brands.
      Strong value proposition for our customers. We provide our customers with title insurance and escrow and other closing services that support their ability to effectively close real estate transactions. We help make the real estate closing more efficient for our customers by offering a single point of access to a broad platform of title-related products and resources necessary to close real estate transactions.
      Proven management team. The managers of our operating businesses have successfully built our title business over an extended period of time, resulting in our business attaining the size, scope and presence in the industry that it has today. Our managers have demonstrated their leadership ability during the numerous acquisitions through which we have grown and throughout a number of business cycles and significant periods of industry change.
      Competitive cost structure. We have been able to maintain operating margins that we believe are among the best in the industry. We have achieved our strong operating margins in part by monitoring our businesses in a disciplined manner through continual evaluation and management of our cost structure.

When compared to other industry competitors, we also believe that our management structure has fewer layers of managers which allows us to operate with lower overhead costs.
      Commercial title insurance. While residential title insurance comprises the majority of our business, we believe we are the largest provider of commercial real estate title insurance in the United States. Our network of agents, attorneys, underwriters and closers that service the commercial real estate markets is one of the largest in the industry. Our commercial network combined with our financial strength makes our title insurance operations attractive to large national lenders who require the underwriting and issuing of larger commercial title policies.
      Corporate principles. A cornerstone of our management philosophy and operating success is the five fundamental precepts upon which FNF was founded:

•	Bias for action

•	Autonomy and entrepreneurship

•	Employee ownership

•	Minimal bureaucracy

•	Close customer relationships
These five precepts are emphasized to our employees from the first day of employment and are integral to many of our strategies described below.
Strategy
      Our strategy in the title insurance business is to maximize operating profits by increasing our market share and managing operating expenses throughout the real estate business cycle. To accomplish our goals, we intend to:
      Continue to operate each of our five title brands independently. We believe that in order to maintain and strengthen our title insurance customer base, we must leave the Fidelity National Title, Chicago Title, Ticor Title, Security Union Title and Alamo Title brands intact and operate these brands independently. In most of our largest markets, we operate two, and in a few cases, three brands. This approach allows us to continue to attract customers who identify with one brand over another and allows us to utilize a broader base of local agents and local operations than we would have with a single consolidated brand.
      Consistently deliver superior customer service. We believe customer service and consistent product delivery are the most important factors in attracting and retaining customers. Our ability to provide superior customer service and provide consistent product delivery requires continued focus on providing high quality service and products at competitive prices. Our goal is to continue to improve the experience of our customers in all aspects of our business.
      Manage our operations successfully through business cycles. We operate in a cyclical business and our ability to diversify our revenue base within our core title insurance business and manage the duration of our investments may allow us to better operate in this cyclical business. Maintaining a broad geographic revenue base, utilizing both direct and independent agency operations and pursuing both residential and commercial title insurance business help diversify our title insurance revenues. Maintaining shorter durations on our investment portfolio allows us to increase our investment revenue in a rising interest rate environment, which may offset some of the decline in premiums and service revenues we would expect in such an environment. For a more detailed discussion of our investment strategies, see “— Investment Policies and Investment Portfolio.”
      Continue to improve our products and technology. As a national provider of real estate transaction products and services, we participate in an industry that is subject to significant change, frequent new product and service introductions and evolving industry standards. We believe that our future success will depend in part on our ability to anticipate changes in technology and customer preferences and to offer products and services that meet evolving standards on a timely and cost-effective basis. In connection with our service offerings, we are currently upgrading our operating system to improve the process of ordering title services and improve the delivery of our products to our customers.
      Maintain values supporting our strategy. We believe that continuing to focus on and support our long-established corporate culture will reinforce and support our business strategy. Our goal is to foster and support a corporate culture where our agents and employees seek to operate independently and profitably at the local level while forming close customer relationships by meeting customer needs and improving customer service. Utilizing a relatively flat managerial structure and providing our employees with a sense of individual ownership supports this goal.
      Effectively manage costs based on economic factors. We believe that our focus on our operating margins is essential to our continued success in the title insurance business. Regardless of the business cycle in which we may be operating, we seek to continue to evaluate and manage our cost structure and make appropriate adjustments where economic conditions dictate. This continual focus on our cost structure helps us to better maintain our operating margins.
Title Insurance
      We provide title insurance services through our direct operations and through independent title insurance agents who issue title policies on behalf of our title insurance companies. Our title insurance companies determine the terms and conditions upon which they will insure title to the real property according to their underwriting standards, policies and procedures.
      Direct Operations. In our direct operations, the title insurer issues the title insurance policy and retains the entire premium paid in connection with the transaction. Our direct operations provide the following benefits:

•	higher margins because we retain the entire premium from each transaction instead of paying a commission to an independent agent;

•	continuity of service levels to a broad range of customers; and

•	additional sources of income through escrow and closing services.
      We have approximately 1,500 offices throughout the U.S. primarily providing residential real estate title insurance. Our commercial real estate title insurance business is operated almost exclusively through our direct operations. We maintain direct operations for our commercial title insurance business in all the major real estate markets including New York, Los Angeles, Chicago, Atlanta, Dallas, Philadelphia, Phoenix, Seattle and Houston.
      Agency Operations. In our agency operations, the search and examination function is performed by an independent agent or the agent may purchase the search and examination from us. In either case, the agent is responsible to ensure that the search and examination is completed. The agent thus retains the majority of the title premium collected, with the balance remitted to the title underwriter for bearing the risk of loss in the event that a claim is made under the title insurance policy. Independent agents may select among several title underwriters based upon their relationship with the underwriter, the amount of the premium “split” offered by the underwriter, the overall terms and conditions of the agency agreement and the scope of services offered to the agent. Premium splits vary by geographic region. Our relationship with each agent is governed by an agency agreement defining how the agent issues a title insurance policy on our behalf. The agency agreement also sets forth the agent’s liability to us for policy losses attributable to the agent’s errors. An agency agreement is usually terminable without cause upon 30 days’ notice or immediately for cause. In determining whether to engage or retain an independent agent, we consider the agent’s experience, financial condition and loss history. For each agent with whom we enter into an agency agreement we maintain financial and loss experience records. We also conduct periodic audits of our agents.

      Fees and Premiums. One means of analyzing our business is by examining the level of premiums generated by direct and agency operations. The following table presents the percentages of our title insurance premiums generated by direct and agency operations:

	Three Months Ended March 31,				Year Ended December 31,

	2005		2004		2004		2003		2002

	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%

	(In thousands)				(In thousands)
Direct	$456,205	46.1%	$426,652	40.2%	$2,003,447	42.5%	$2,105,317	44.8%	$1,557,769	43.9%
Agency	532,513	53.9%	634,876	59.8%	2,714,770	57.5%	2,595,433	55.2%	1,989,958	56.1%

Total title insurance premiums	$988,718	100%	$1,061,528	$100.0%	$4,718,217	100.0%	$4,700,750	100.0%	$3,547,727	100.0%

      The premium for title insurance is due in full when the real estate transaction is closed. We recognize title insurance premium revenues from direct operations upon the closing of the transaction, whereas premium revenues from agency operations are include an accrual based on estimates of the volume of transactions that have closed in a particular period for which premiums have not yet been reported to us. The accrual for agency premiums is necessary because of the lag between the closing of these transactions and the reporting of these policies to us by the agent and is based on estimates utilizing historical information.
      Geographic Operations. Our direct operations are divided into approximately 228 profit centers consisting of more than 1,500 direct offices. Each profit center processes title insurance transactions within its geographical area, which is usually identified by a county, a group of counties forming a region, or a state, depending on the management structure in that part of the country. We also transact title insurance business through a network of over 9,500 agents, primarily in those areas in which agents are the more prevalent title insurance provider.
      The following table sets forth the approximate dollar and percentage volumes of our title insurance premium revenue by state.

	Year Ended December 31,

	2004		2003		2002

	Amount	%	Amount	%	Amount	%

	(In thousands)
California	$1,055,296	22.4%	$1,183,643	25.2%	$895,698	25.2%
Texas	514,417	10.9%	527,583	11.2%	429,740	12.1%
Florida	483,860	10.3%	310,545	6.6%	215,367	6.1%
New York	400,827	8.5%	378,341	8.0%	295,636	8.3%
Illinois	202,277	4.3%	222,534	4.7%	173,651	4.9%
All others	2,061,540	43.6%	2,078,104	44.3%	1,537,635	43.4%

Totals	$4,718,217	100.0%	$4,700,750	100.0%	$3,547,727	100.0%

      The following table sets forth the approximate dollar and percentage volumes of title insurance premium for the industry for 2004 by state according to Demotech.

	Year Ended
	December 31, 2004

	Amount	%

	(In thousands)
California	$3,068,170	19.8%
Florida	1,804,513	11.6%
Texas	1,491,295	9.6%
New York	1,146,752	7.4%
Pennsylvania	592,232	3.8%
All others	7,431,878	47.8%

Totals	$15,534,840	100.0%

Escrow and Other Title-Related Services
      In addition to fees for underwriting title insurance policies, we derive a significant amount of our revenues from escrow and other title-related services, including closing services. The escrow and other services provided by us include all of those typically required in connection with residential and commercial real estate purchase and refinance activities. Escrow and other title-related fees represented approximately 19.2% of our revenues in the first quarter of 2005 and 17.7% and 17.7% of our revenues for 2004 and 2003, respectively. Escrow and other title-related fees are primarily generated by our direct title operations and increases or decreases in the amount of revenue we receive from these services are closely related to increases or decreases in revenues from our direct title operations.
Sales and Marketing
      We market and distribute our title and escrow products and services to customers in the residential and commercial market sectors of the real estate industry through customer solicitation by sales personnel. Although in many instances the individual homeowner is the beneficiary of a title insurance policy, we do not focus our marketing efforts on the homeowner. We actively encourage our sales personnel to develop new business relationships with persons in the real estate community, such as real estate sales agents and brokers, financial institutions, independent escrow companies and title agents, real estate developers, mortgage brokers and attorneys who order title insurance policies for their clients. While our smaller, local clients remain important, large customers, such as national residential mortgage lenders, real estate investment trusts and developers have become an increasingly important part of our business. The buying criteria of locally based clients differ from those of large, geographically diverse customers in that the former tend to emphasize personal relationships and ease of transaction execution, while the latter generally place more emphasis on consistent product delivery across diverse geographical regions and ability of service providers to meet their information systems requirements for electronic product delivery.
Reinsurance and Coinsurance
      In the ordinary course of business we limit our maximum loss exposure by reinsuring certain risks with other title insurers under agent fidelity, excess of loss and case-by-case reinsurance agreements. We also earn additional income by assuming reinsurance for certain risks of other title insurers. Reinsurance agreements provide generally that the reinsurer is liable for loss and loss adjustment expense payments exceeding the amount retained by the ceding company. However, the ceding company remains primarily liable in the event the reinsurer does not meet its contractual obligations.
      We also use coinsurance in our commercial title business to provide coverage in amounts greater than we would be willing or able to provide individually. In coinsurance transactions, each individual underwriting company issues a separate policy and assumes a portion of the overall total risk. As a coinsurer we are only liable for the portion of the risk we assumed.
Losses and Reserves
      While most other forms of insurance provide for the assumption of risk of loss arising out of unforeseen events, title insurance serves to protect the policyholder from risk of loss from events that predate the issuance of the policy. As a result, claim losses associated with issuing title policies are less expensive when compared to other insurance underwriters. The maximum amount of liability under a title insurance policy is generally the face amount of the policy plus the cost of defending the insured’s title against an adverse claim.
      Reserves for claim losses are established based upon known claims, as well as losses incurred but not yet reported to us based upon historical experience and other factors, including industry trends, claim loss history, legal environment, geographic considerations, expected recoupments and the types of policies written. We also reserve for losses arising from escrow, closing and disbursement functions due to fraud or operational error.
      Most claims against title insurance policies are made relatively soon after the policy has been issued, although claims may be made many years later. By their nature, claims are often complex, vary greatly in dollar amounts and are affected by economic and market conditions and the legal environment existing at the time of settlement of the claims. Estimating future title loss payments is difficult because of the complex nature of title claims, the long periods of time over which claims are paid, significantly varying dollar amounts of individual claims and other factors.
      A title insurance company can minimize its losses by having strict quality control systems and underwriting standards in place. These controls increase the likelihood that the appropriate level of diligence is conducted in completing a title search so that the possibility of potential claims is significantly mitigated. In the case of independent agents who conduct their own title searches, the agency agreement between the agent and the title insurance underwriter gives the underwriter the ability to proceed against the agent when a loss arises from a flawed title search. We take an aggressive stance in pursuing claims against independent agents for losses that arise from fraud, misrepresentation, deceptive trade practices or other wrongful acts commonly referred to as “bad faith.”
      Courts and juries sometimes award damages against insurance companies, including title insurance companies, in excess of policy limits. Such awards are typically based on allegations of fraud, misrepresentation, deceptive trade practices or other wrongful acts. The possibility of such bad faith damage awards may cause us to experience increased costs and difficulty in settling title claims.
      The maximum insurable amount under any single title insurance policy is determined by statutorily calculated net worth. The highest self-imposed single policy maximum insurable amount for any of our title insurance subsidiaries is $375.0 million.
Investment Policies and Investment Portfolio
      Our investment policy is designed to maintain a high quality portfolio, maximize income, minimize interest rate risk and match the duration of our portfolio to our liabilities. We also make investments in certain equity securities in order to take advantage of perceived value and for strategic purposes. Various states regulate what types of assets qualify for purposes of capital and surplus and statutory unearned premium reserves. We manage our investment portfolio and do not utilize third party investment managers.
      As of December 31, 2004 and 2003, the carrying amount, which approximates the fair value, of total investments was $2,174.8 million and $1,615.7 million, respectively.

      We purchase investment grade fixed maturity securities, selected non-investment grade fixed maturity securities and equity securities. The securities in our portfolio are subject to economic conditions and normal market risks and uncertainties.
      The following table presents certain information regarding the investment ratings of our fixed maturity portfolio at December 31, 2004 and 2003.

	Year Ended December 31,

	2004				2003

	Amortized			% of	Amortized	% of		% of
Rating (1)	Cost	% of Total	Fair Value	Total	Cost	Total	Fair Value	Total

	(In thousands)
AAA	$1,373,836	63.3%	$1,376,727	63.3%	$1,023,385	64.5%	$1,041,271	64.4%
AA	329,417	15.2	332,761	15.3	262,152	16.5	270,912	16.8
A	280,004	12.9	277,556	12.8	201,408	12.7	202,429	12.5
BBB	60,067	2.7	59,252	2.7	45,981	2.9	45,943	2.8
Other	128,362	5.9	128,521	5.9	53,640	3.4	55,149	3.5

	$2,171,686	100.0%	$2,174,817	100.0%	$1,586,566	100.0%	$1,615,704	100.0%

(1)	Ratings as assigned by S&P’s Ratings Group and Moody’s.
      The following table presents certain information regarding contractual maturities of our fixed maturity securities at December 31, 2004:

	December 31, 2004

	Amortized
Maturity	Cost	% of Total	Fair Value	% of Total

	(In thousands)
One year or less	$342,855	15.8%	$343,171	15.8%
After one year through five years	1,083,385	49.9	1,084,365	49.9
After five years through ten years	405,776	18.7	407,356	18.7
After ten years	256,359	11.8	256,429	11.8
Mortgage-backed securities	83,311	3.8	83,496	3.8

	$2,171,686	100.0%	$2,174,817	100.0%

Subject to call	$261,289	12.0%	$263,741	12.1%

      Expected maturities may differ from contractual maturities because certain borrowers have the right to call or prepay obligations with or without call or prepayment penalties. Fixed maturity securities with an amortized cost of $261.3 million and a fair value of $263.7 million were callable at December 31, 2004.
      Our equity securities at December 31, 2004 and 2003 consisted of investments in various industry groups as follows:

	Year Ended December 31,

	2004		2003

	Cost	Fair Value	Cost	Fair Value

	(In thousands)
Banks, trust and insurance companies	$1	$5	$1	$5
Industrial, miscellaneous and all other	108,573	115,065	54,400	65,402

	$108,574	$115,070	$54,401	$65,407

	Year Ended December 31,

	2004	2003	2002

	(In thousands)
Net investment income(1)	$86,120	$70,940	$85,405
Average invested assets	3,226,243	2,811,408	2,576,321

Effective return on average invested assets	2.7%	2.5%	3.3%

(1)	Net investment income as reported in our Combined Statements of Earnings has been adjusted in the presentation above to provide the tax equivalent yield on tax exempt investments.
      Other long-term investments as of December 31, 2004 amounted to $21.2 million and consisted primarily of equity investments.
      Short-term investments, which consist primarily of securities purchased under agreements to resell, commercial paper and money market instruments, which have an original maturity of one year or less, are carried at amortized cost, which approximates fair value. As of December 31, 2004 short-term investments amounted to $508.4 million.
Technology
      To meet the changing business and technology needs of our customers, we continually invest in our applications and services. This investment includes maintenance and enhancement of existing software applications, the development of new and innovative software applications and the ongoing enhancement of capabilities surrounding our outsourcing infrastructure.
Competition
      The title insurance industry is highly competitive. According to Demotech, the top five title insurance companies accounted for 90.2% of net premiums collected in 2004. Over 40 independent title insurance companies accounted for the remaining 9.8% of the market. The number and size of competing companies varies in the different geographic areas in which we conduct our business. In our principal markets, competitors include other major title underwriters such as The First American Corporation, LandAmerica Financial Group, Inc., Old Republic International Corporation and Stewart Information Services Corporation, as well as numerous smaller title insurance companies and independent agency operations at the regional and local level. These smaller companies may expand into other markets in which we compete. Also, the removal of regulatory barriers might result in new competitors entering the title insurance business, and those new competitors may include diversified financial services companies that have greater financial resources than we do and possess other competitive advantages. Competition among the major title insurance companies, expansion by smaller regional companies and any new entrants with alternative products could affect our business operations and financial condition.
      Competition in the title insurance industry is based primarily on expertise, service and price. In addition, the financial strength of the insurer has become an increasingly important factor in decisions relating to the purchase of title insurance, particularly in multi-state transactions and in situations involving real estate-related investment vehicles such as real estate investment trusts and real estate mortgage investment conduits.
      The title insurance industry has also experienced periods of consolidation. We expect that, from time to time, we may evaluate opportunities for the acquisition of books of business or of title insurance companies or other complementary businesses as a going concern, for business combinations with other concerns and for the provision of insurance related advisory services to third parties. There can be no assurance, however, that any suitable business opportunity will arise.

Employees
      As of May 31, 2005, we had approximately 18,900 employees. We believe our employee relations are satisfactory. None of our employees are subject to collective bargaining agreements.
Infrastructure and Facilities
      The majority of our offices are leased from third parties. We own the remaining offices. As of December 31, 2004, we leased office space as follows:

Number of Locations

California	529
Arizona	147
Texas	136
Illinois	100
Florida	98
Oregon and Washington	73
Michigan	39
Nevada	35
New York and Ohio	33
Indiana	31
North Carolina	29
Colorado	20
New Jersey	18
Pennsylvania	15
Kansas	13
Hawaii, Missouri, and Tennessee	12
Wisconsin	11
Minnesota	10
Virginia	9
Connecticut	8
Massachusetts	6
Canada, District of Columbia, Maine, New Hampshire, and Oklahoma	7
Georgia, Louisiana, Maryland, Montana, and South Carolina	5
Alabama and New Mexico	4
Delaware, Idaho, Kentucky, Mississippi, Rhode Island and Utah	1
      We believe our properties are adequate for our business as presently conducted.
Legal Proceedings
      In the ordinary course of business, we are involved in various pending and threatened litigation matters related to our operations, some of which include claims for punitive or exemplary damages. We believe that no actions, other than those listed below, depart from customary litigation incidental to our business and that the resolution of all pending and threatened litigation will not have a material effect on our results of operations, financial position or liquidity.
      We are named in one class action lawsuit alleging irregularities and violations of law in connection with title and escrow practices in California (Branick v. Fidelity National Title Insurance Company, filed August 29, 2002 in the Superior Court of the State of California, County of Los Angeles). We believe that this lawsuit will be dismissed or settled now that the other California class actions in which we were named concerning similar practices have been finally settled.
      Several class actions are pending alleging improper premiums were charged for title insurance. Four class action cases were filed in New York (Werter v. Chicago Title Insurance Company, filed on September 11, 2002 in the Supreme Court of the State of New York, County of Nassau; Williams v. Fidelity National Title Insurance Company of New York, filed on July 5, 2002 in the Supreme Court of the State of New York, County of Richmond; Levinson v. Fidelity National Title Insurance Company of New York, filed on February 19, 2003 in the Supreme Court of the State of New York, County of Nassau; and Lawlor v. National Title, filed on June 21, 2002 in the Supreme Court of the State of New York, County of Nassau) and have been consolidated for further proceedings. The cases allege that the named defendant companies failed to provide notice of premium discounts to consumers refinancing their mortgages, and failed to give discounts in refinancing transactions in violation of the filed rates. The actions seek refunds of the premiums charged and punitive damages. These actions were settled in the fall of 2004 and the court granted preliminary approval of the settlement on January 24, 2005. A suit in Minnesota (Mitchell v. Chicago Title Insurance Company, filed on October 4, 2002 in the State of Minnesota, Fourth Judicial District, County of Hennepin) asserting similar allegations was also settled. Similar allegations have been made in class actions filed in Ohio (Dubin v. Security Union Title Insurance Company, filed on March 12, 2003, in the Court of Common Pleas, Cuyahoga County, Ohio and Markowitz v. Chicago Title Insurance Company, filed on February 4, 2004 in the Court of Common Pleas, Cuyahoga County, Ohio), Pennsylvania (Patterson v. Fidelity National Title Insurance Company of New York, filed on October 27, 2003 in the Court of Common Pleas of Allegheny County, Pennsylvania) and Florida (Thula v. American Pioneer, filed on September 24, 2004 in the Circuit Court of Seventeenth Judicial Circuit, Broward County; Figueroa v. Fidelity, filed on April 20, 2004 in the Circuit Court of 11th Judicial Circuit, Dade County; Grosso v. Fidelity National Title Insurance Company of New York, filed on August 31, 2004 in the Circuit Court of the Seventeenth Judicial Circuit, Broward County; Chereskin v. Fidelity National Title Insurance Company of New York, filed on September 21, 2004 in the Circuit Court, Fourth Judicial Circuit, Nassau County; and Turner v. Chicago Title Insurance Company, filed September 20, 2004 in the Circuit Court, Fourth Judicial District, in and for Nassau County, Florida). Recently, the court refused to certify a class in the Dubin case and the plaintiffs have appealed. The Company intends to vigorously defend these actions.
      Two class actions, one in California (Lane v. Chicago Title Insurance Company, filed on November 4, 1999 in the Superior Court of the State of California, County of San Francisco) and one in Michigan (Lewrenz v. Chicago Title Insurance Company, filed on May 9, 2000, in the U.S. District Court, Eastern District of Michigan, Southern Division) allege the company violated the Real Estate Settlement Procedures Act (“RESPA”) and state law by giving favorable discounts or rates to builders and developers. The actions seek refunds of the premiums charged and additional damages. In May 2005, the Lewrenz action was settled in principle. The parties are negotiating the details and documentation of the settlement. We intend to vigorously defend the Lane matter.
      Several class actions are pending alleging that we imposed improper charges in closing real estate transactions. A class action pending in Tennessee (Hill v. Fidelity National Title Insurance Company of New York, filed on September 21, 2004 in the Circuit Court of Shelby County, Tennessee, Thirtieth Judicial District at Memphis) alleges the Company’s agents have charged for satisfactions that were not recorded. Similar suits have been filed in Arkansas (Caldwell v. Fidelity National Title Insurance Company of New York, filed on September 30, 2004 in the Circuit Court of Pope County, Arkansas) and New York (Mediatore v. Fidelity National Title Insurance Company of New York, filed on December 2, 2004 in the Supreme Court of the State of New York, County of Nassau). Two other class actions pending in Indiana allege that we overcharged recording fees (Gresh v. Chicago Title Insurance Company, filed on April 29, 2003 in the Superior Court sitting in Hammond Indiana and Roark v Ticor Title Insurance Company, filed on April 29, 2003 in the Superior Court sitting in Hammond Indiana). We intend to vigorously defend the pending actions.

      A class action in Arkansas alleges that the issuance of title commitments, policies and actions taken in aid of clearing title by title companies is the unauthorized practice of law (Speights v. Chicago Title Insurance Company, filed on August 21, 2002 in the Saline County, Arkansas Circuit Court). This case was dismissed by the trial court for lack of jurisdiction reasoning that the dispute could only be brought before the Arkansas Committee on the Unauthorized Practice of Law. The Arkansas Supreme Court recently reversed the holding of the trial court asserting that the trial court had concurrent jurisdiction, and remanded the matter back to the trial court. We will continue to vigorously defend this action. Two class actions were recently filed in South Carolina alleging that we were complicit with lenders in denying borrowers their right to representation of counsel at the closing of their consumer loans, and engaged in the unauthorized practice of law. One of those cases (Ostring v. LSI, filed on September 9, 2004 in the Court of Common Pleas, State of South Carolina, County of Horry) was settled for nominal consideration and we intend to vigorously defend the other (Doupe v. First Title, filed on August 20, 2004 in the Court of Common Pleas, State of South Carolina, County of Beaufort).
      A class action (Kaufman v. ACS, filed on January 3, 2000 in the Superior Court of the State of California, County of Los Angeles) is pending in California alleging that we violated the Telephone Consumer Protection Act by sending unsolicited facsimile advertising. Plaintiffs seek statutory damages. A class was certified in April 2004. At mediation, the parties reached a settlement in principle subject to the approval of final documents. The court required some modifications of the settlement, but has now tentatively approved the settlement as modified.
      A shareholder derivative action was recently filed in Florida (McCabe v. Fidelity National Financial, Inc., filed on February 11, 2005 in the U.S. District Court, Middle District of Florida, Jacksonville Division) alleging that the Company’s directors and certain executive officers breached their fiduciary and other duties to us by permitting us to pay so called contingent commissions to obtain business, thereby exposing us to fines and penalties. We have retained counsel and have moved to dismiss the complaint and to stay discovery.
      Several state departments of insurance and attorney generals are investigating so called “captive reinsurance” programs whereby some of our title insurance underwriters reinsured policies through reinsurance companies owned or affiliated with brokers, builders or bankers. Some investigating agencies claim these programs unlawfully compensated brokers, builders or bankers for the referral of title insurance business. Although we believe and continue to believe the programs were lawful, the programs have been discontinued. We are cooperating with the investigating authorities, and no actions have been filed by the authorities against us or its underwriters.
Regulation
      Our insurance subsidiaries, including underwriters, underwritten title companies and independent agents, are subject to extensive regulation under applicable state laws. Each of the insurance underwriters is subject to a holding company act in its state of domicile, which regulates, among other matters, the ability to pay dividends and investment policies. The laws of most states in which we transact business establish supervisory agencies with broad administrative powers relating to issuing and revoking licenses to transact business, regulating trade practices, licensing agents, approving policy forms, accounting practices, financial practices, establishing reserve and capital and surplus as regards policyholders (“capital and surplus”) requirements, defining suitable investments for reserves and capital and surplus and approving rate schedules.
      Pursuant to statutory accounting requirements of the various states in which our title insurance subsidiaries are licensed, those subsidiaries must defer a portion of premiums earned as an unearned premium reserve for the protection of policyholders and must maintain qualified assets in an amount equal to the statutory requirements. The level of unearned premium reserve required to be maintained at any time is determined by statutory formula based upon either the age, number of policies, and dollar amount of policy liabilities underwritten, or the age and dollar amount of statutory premiums written. As of December 31, 2004, the combined statutory unearned premium reserve required and reported for our title insurance subsidiaries was $1,176.6 million. In addition to statutory unearned premium reserves, each of our insurance subsidiaries maintains surplus funds for policyholder protection and business operations.
      The insurance commissioners of their respective states of domicile regulate our title insurance subsidiaries. Regulatory examinations usually occur at three-year intervals, and certain of these examinations are currently ongoing.
      Under the statutes governing insurance holding companies in most states, insurers may not enter into various transactions, including certain sales, reinsurance agreements and service or management contracts with their affiliates unless the regulator of the insurer’s state of domicile has received notice at least 30 days prior to the intended effective date of such transaction and has not objected in such period or has approved the transaction within the 30 day period.
      As a holding company with no significant business operations of our own, we depend on dividends or other distributions from our subsidiaries as the principal source of cash to meet our obligations, including the payment of interest on, and repayment of, principal of any debt obligations. The payment of dividends or other distributions to us by our U.S. insurance subsidiaries is regulated by the insurance laws and regulations of their respective states of domicile. In general, an insurance company subsidiary may not pay an “extraordinary” dividend or distribution unless the applicable insurance regulator has received notice of the intended payment at least 30 days prior to payment and has not objected in such period or has approved the payment within the 30-day period. In general, an “extraordinary” dividend or distribution is defined by these laws and regulations as a dividend or distribution that, together with other dividends and distributions made within the preceding 12 months, exceeds the greater (or, in some jurisdictions, the lesser) of:

•	10% of the insurer’s statutory surplus as of the immediately prior year end; or

•	the statutory net investment income or the statutory net income of the insurer during the prior calendar year.
      The laws and regulations of some of these jurisdictions also prohibit an insurer from declaring or paying a dividend except out of its earned surplus or require the insurer to obtain regulatory approval before it may do so. During 2005, our title insurance subsidiaries can pay dividends or make distributions to us of approximately $207.5 million without prior approval. In addition, insurance regulators may prohibit the payment of ordinary dividends or other payments by our insurance subsidiaries to us (such as a payment under a tax sharing agreement or for employee or other services) if they determine that such payment could be adverse to our policyholders.
      We plan to pay dividends of $295.0 million to FNF prior to the distribution, of which $145.0 million would be funded with the proceeds of a combination of ordinary and extraordinary dividends to be paid by one of our insurance subsidiaries. We have applied for the required extraordinary dividend approval.
      As a condition to continued authority to underwrite policies in the states in which our subsidiaries conduct their business, they are required to pay certain fees and file information regarding their officers, directors and financial condition.
      Pursuant to statutory requirements of the various states in which our subsidiaries are domiciled, they must maintain certain levels of minimum capital and surplus. Each of our title underwriters has complied with the minimum statutory requirements as of December 31, 2004.
      Our underwritten title companies are also subject to certain regulation by insurance regulatory or banking authorities, primarily relating to minimum net worth. Minimum net worth of $7.5 million, $2.5 million, $3.0 million and $0.4 million is required for Fidelity National Title Company, Fidelity National Title Company of California, Chicago Title Company and Ticor Title Company of California, respectively. All of our companies were in compliance with their respective minimum net worth requirements at December 31, 2004.

      We get inquiries and requests for information from state insurance departments, attorneys general and other regulatory agencies from time to time about various matters relating to our business. Sometimes these take the form of civil investigative subpoenas. We attempt to cooperate with all such inquiries. From time to time, we are assessed immaterial fines for violations of regulations or other matters. Like many other insurance companies, in 2004 our subsidiaries received civil subpoenas from the New York State Attorney General, requesting information about our arrangements with agents and other matters. We have been cooperating and intend to continue to cooperate with these inquiries.
      In the fall of 2004, the California Department of Insurance began its investigation into reinsurance practices in the title insurance industry. This investigation paralleled the inquiries of the National Association of Insurance Commissioners, which has been looking into this topic for approximately one year. Other state insurance departments and attorneys general also have made formal or informal inquiries to us regarding these matters. We have been cooperating and intend to continue to cooperate with these investigations. We have discontinued all reinsurance agreements of the type the investigations cover. The amount of premiums we ceded to reinsurers has been approximately $10 million over the existence of these agreements. These investigations are at an early stage and as a result we are unable to give any assurance regarding their consequences for the industry or for us.
      The California Department of Insurance recently announced its intent to examine levels of pricing and competition in the title insurance industry in California. Other states could follow with similar inquiries. At this stage, we are unable to predict what the outcome will be of this or any similar review.
      Before a person can acquire control of a U.S. insurance company, prior written approval must be obtained from the insurance commissioner of the state where the domestic insurer is domiciled. Prior to granting approval of an application to acquire control of a domestic insurer, the state insurance commissioner will consider such factors as the financial strength of the applicant, the integrity and management of the applicant’s board of directors and executive officers, the acquiror’s plans for the insurer’s board of directors and executive officers, the acquiror’s plans for the future operations of the domestic insurer and any anti-competitive results that may arise from the consummation of the acquisition of control. Generally, state statutes provide that control over a domestic insurer is presumed to exist if any person, directly or indirectly, owns, controls, holds with the power to vote, or holds proxies representing, 10% or more of the voting securities of the domestic insurer. Because a person acquiring 10% or more of our common shares would indirectly control the same percentage of the stock of our title insurance subsidiaries, the insurance change of control laws would likely apply to such a transaction.
      The NAIC has adopted an instruction requiring an annual certification of reserve adequacy by a qualified actuary. Because all of the states in which our title insurance subsidiaries are domiciled require adherence to NAIC filing procedures, each such subsidiary, unless it qualifies for an exemption, must file an actuarial opinion with respect to the adequacy of its reserves.
      Since we are governed by both state and federal governments and the applicable insurance laws are constantly subject to change, it is not possible to predict the potential effects of any laws or regulations that may become more restrictive in the future or if new restrictive laws will be enacted.
Ratings
      Our title insurance subsidiaries are regularly assigned ratings by independent agencies designed to indicate their financial condition and/or claims paying ability. The ratings agencies determine ratings by quantitatively and qualitatively analyzing financial data and other information. Our title subsidiaries include Fidelity National Title, Chicago Title, Ticor Title, Security Union Title and Alamo Title. The

insurer financial strength/stability ratings of our principal title insurance subsidiaries are listed below, and an explanation of each rating follows:

	S&P	Moody’s	Fitch	A. M. Best	Demotech

Alamo Title Insurance	A-	A3	A-	A-	A’
Chicago Title Insurance Co.	A-	A3	A-	A-	A”
Chicago Title Insurance Co. of Oregon	A-	A3	A-	A-	A’
Fidelity National Title Insurance Co.	A-	A3	A-	A-	A’
Ticor Title Insurance Co.	A-	A3	A-	A-	A’
Security Union Title Insurance Co.	A-	A3	A-	A-	A’
      The ratings of S&P, Moody’s, A.M. Best, Fitch and Demotech described above are not designed to be, and do not serve as, measures of protection or valuation offered to investors in this distribution. These financial strength ratings should not be relied on with respect to making an investment in our securities. In connection with the announcement of this distribution and the increased financial leverage that will result, S&P placed the A- financial strength rating on CreditWatch negative, Moody’s affirmed the A3 financial strength rating although the rating outlook was changed to negative and Fitch placed the financial strength rating on Rating Watch Negative. In addition, A.M. Best downgraded the financial strength ratings of our principal insurance subsidiaries to A-.

S&P Ratings
      S&P states that an “A-” rating means that, in its opinion, the insurer is highly likely to have the ability to meet its financial obligations. An “A-” rating is the seventh highest of S&P’s twenty-one ratings which range from “AAA” to “R” with a plus (+) or minus (-) showing relative standing within a rating category.

Moody’s Ratings
      Moody’s states that insurance companies rated “A3” offer good financial security. The “A3” rating is the seventh highest rating of Moody’s twenty-one ratings that range from “Aaa” to “C” with numeric modifiers used to refer to the ranking within the group, with 1 being the highest and 3 being the lowest.

Fitch Ratings
      Fitch states that its “A- (Strong)” rating is assigned to those companies that are viewed as possessing strong capacity to meet policyholder and contract obligations. The “A- (Strong)” rating is the seventh highest rating of Fitch’s twenty-four ratings that range from “AAA” to “D.” The symbol plus (+) or minus (-) may be appended to a rating to indicate its relative position within a rating category, except that such symbols are not appended to ratings in the “AAA” category or to the ratings below the “CCC” category.

A.M. Best Ratings
      A.M. Best states that its “A- (Excellent)” rating is assigned to those companies that have, in its opinion, an excellent ability to meet their ongoing obligations to policyholders. The “A- (Excellent)” rating is the fourth highest rating of A.M. Best’s fifteen ratings that range from “A++” to “F.”

Demotech Ratings
      Demotech rates the financial stability of title underwriters. Demotech states that its ratings of “A” (A double prime)” and “A’ (A prime)” reflect its opinion that, regardless of the severity of a general economic downturn or deterioration in the insurance cycle, the insurers assigned either of those ratings possess “Unsurpassed” financial stability related to maintaining positive surplus as regards policyholders. The “A” (A double prime)” and “A’ (A prime)” ratings are the first and second highest ratings of Demotech’s five ratings.

MANAGEMENT
Directors and Executive Officers
      Set forth below is certain information concerning our directors and executive officers. All ages are as of April 30, 2005.

Name	Age	Position

William P. Foley, II	60	Chairman of the Board
Raymond R. Quirk	58	Chief Executive Officer
Christopher Abbinante	54	President, Eastern Operations
Roger S. Jewkes	46	President, Western Operations
Erika Meinhardt	46	President, National Agency Operations
Anthony J. Park	38	Chief Financial Officer
      The following sets forth certain biographical information with respect to our executive officers and directors listed above.
      William P. Foley, II is the Chairman of our board of directors. He is also the Chief Executive Officer and Chairman of the board of directors of FNF, and has served in those capacities since FNF’s formation in 1984. Mr. Foley is also the Chief Executive Officer and Chairman of the board of directors for FIS, and has served in those capacities since 2004. He also served as President of FNF from 1984 until December 31, 1994. Mr. Foley also is currently serving as Chairman of the board of directors of CKE Restaurants, Inc.
      Raymond R. Quirk is our Chief Executive Officer. Prior to his position as Chief Executive Officer, he was President of FNF from January 2003 to the present. Since he joined FNF in 1985, Mr. Quirk has also served in numerous executive and management positions, including Executive Vice President, Co-Chief Operating Officer, and Divisional and Regional Manager with responsibilities governing direct and agency operations nationally.
      Christopher Abbinante is our President, Eastern Operations. Prior to his appointment as President, Eastern Operations, Mr. Abbinante has served as an Executive Vice President and a Co-Chief Operating Officer of FNF since January 2002. Mr. Abbinante joined FNF in 2000 in connection with FNF’s acquisition of Chicago Title Corporation. Prior to joining FNF, Mr. Abbinante served as a Senior Vice President of Chicago Title Insurance Company from 1976 to 2000.
      Roger S. Jewkes is our President, Western Operations. Prior to his appointment as President, Western Operations, Mr. Jewkes has served as a Division Manager for FNF from May 2003 to present and as a Regional Manager with FNF from May 2001 to 2003. In his role as a Division Manager, Mr. Jewkes was responsible for FNF’s direct title operations in California, Arizona, Colorado, Nevada and New Mexico. Mr. Jewkes has held various other operational management positions with FNF since he joined the company through an acquisition in 1987.
      Erika Meinhardt is our President, National Agency Operations. Prior to her appointment as President, National Agency Operations, she has served as Executive Vice President and Division Manager for FNF since 2002, with responsibility for direct and agency operations in the Southeast and Northeast. Ms. Meinhardt has held various other positions with FNF and its subsidiary companies since 1983.
      Anthony J. Park is our Chief Financial Officer. Prior to his appointment as our Chief Financial Officer, Mr. Park has served as the Chief Accounting Officer of FNF since March 2000. In his role as Chief Accounting Officer of FNF, Mr. Park had primary responsibility for all aspects of the corporate accounting function and production of the consolidated financial statements. Mr. Park has previously held the titles of Controller and Assistant Controller of FNF since he joined FNF in 1991.

Composition of the Board of Directors
      Our directors will be divided into three classes of approximately equal size and serve for staggered three-year terms. At each annual meeting of stockholders, directors will be elected to succeed the class of directors whose term has expired. Class I’s term will expire at the 2006 annual meeting, Class II’s term will expire at the 2007 annual meeting and Class III’s term will expire at the 2008 annual meeting. Our director nominees will be allocated to classes upon their election to the board.
      For a description of requirements of our bylaws with respect to stockholder proposals and director nominations by stockholders, see “Description of Capital Stock — Certain Provisions of our Certificate and Bylaws and of Delaware Law — Advance Notice Requirements for Stockholder Proposals and Director Nominees.”
Committees of the Board of Directors
      Upon completion of this distribution, the standing committees of our board of directors will include the audit committee, the nominating and corporate governance committee, and the compensation committee. These committees are described below. Our board of directors may also establish various other committees to assist it in its responsibilities.
      Audit committee. This committee will be primarily concerned with the accuracy and effectiveness of the audits of our financial statements by our internal audit staff and by our independent auditors. This committee is responsible for assisting the board’s oversight of:

•	the quality and integrity of our financial statements and related disclosure;

•	our compliance with legal and regulatory requirements;

•	the independent auditor’s qualifications and independence; and

•	the performance of our internal audit function and independent auditor.
The rules of the New York Stock Exchange require that each issuer have an audit committee of at least three members, and that one independent director (as defined in those rules) be appointed to the audit committee at the time of listing, one within 90 days after listing and the third within one year after listing. We expect to appoint at least one independent director to our audit committee effective as of our listing. We intend to appoint additional independent directors to serve on our board and the audit committee as soon as practicable, but in any event within the time periods prescribed by the listing rules.
      Nominating and corporate governance committee. This committee’s responsibilities will include the selection of potential candidates for our board of directors and the development and annual review of our governance principles.
      Compensation committee. This committee will have two primary responsibilities:

•	to monitor our management resources, structure, succession planning, development and selection process as well as the performance of key executives; and

•	to review and approve executive compensation and broad-based and incentive compensation plans.
      The rules of the New York Stock Exchange will require our compensation and nominating and corporate governance committees to consist of at least three independent directors following the date that FNF no longer owns more than 50% of our common stock. We intend to appoint independent directors (as defined in the applicable rules) to serve on the compensation committee and the nominating and corporate governance committee as soon as practicable, but in any event within the time period prescribed by the listing rules.

Director Compensation
      Directors who also are our officers do not receive any compensation for acting as directors, except for reimbursement of reasonable expenses, if any, incurred in attending board meetings. Directors who are not our employees receive:

•	an annual retainer of ;

•	a per meeting fee of for each board meeting attended;

•	an annual retainer of for service on any board committee (except audit) or a annual retainer if chair of any committee (except audit);

•	an annual retainer of for service on the audit committee or a annual retainer if chair of the audit committee;

•	a per meeting fee of for each committee meeting attended (except audit which has a per meeting fee of ; and

•	expenses of attending board and committee meetings.
      In addition, each non-employee director will be granted options concurrent with the completion of this distribution to purchase                      shares of our Class A Common Stock, at an exercise price equal to the closing price of our Class A Common Stock on the NYSE on the date of the distribution.
Executive Compensation
      The following table sets forth the compensation paid or awarded to our chief executive officer and our other executive officers who, based on salary and bonus compensation from FNF and its subsidiaries, were the most highly compensated for the year ended December 31, 2004. All information set forth in this table reflects compensation earned by these individuals for services with FNF and its subsidiaries.
Summary Compensation Table

	Annual Compensation				Long-term Compensation

						Securities
				Other Annual	Restricted Stock	Underlying	All Other
	Fiscal	Salary(1)	Bonus(2)	Compensation(3)	Units(4)	Options(5)	Compensation(6)
Name and Title	Year	($)	($)	($)	($)	(#)	($)

Raymond R. Quirk	2004	606,250	1,210,227	7,304	—	150,000	28,956
Chief Executive Officer	2003	594,529	1,557,123	89,148	1,156,050	8,250	23,644
	2002	418,764	837,500	6,000	—	129,421	23,019
Christopher Abbinante	2004	475,000	879,344	6,000	—	106,400	25,876
President, Eastern Operations
Roger S. Jewkes	2004	469,059	450,000	6,000	—	93,100	17,477
President, Western Operations
Erika Meinhardt	2004	341,668	600,000	8,781	—	106,400	22,284
President, National Agency
Operations
Anthony J. Park	2004	250,001	197,542	—	—	26,600	17,269
Chief Financial Officer

(1)	Amounts shown for the indicated fiscal year include amounts deferred at the election of the named executive officer pursuant to the FNF’s 401(k) plan.

(2)	Bonuses were awarded during the year following the year to which the bonuses relate, based on an evaluation by the Compensation Committee of the Board of Directors. Amounts shown for Mr. Quirk for the 2002 fiscal year include cash bonus amounts earned and deferred at his election and utilized to reduce the exercise price of stock options granted to him during the subsequent fiscal year pursuant to the 1991 and 2001 Stock Option Plans. The bonus amount applied to reduce the exercise price of stock option grants awarded to Mr. Quirk and included in this column for 2002, the most recent year for which the options were granted, was $75,000.

(3)	Amounts shown for Mr. Quirk include (i) $83,148 reimbursed during 2003 for the payment of taxes in connection with the restricted stock grant; (ii) the cost of a Company provided automobile of $6,000 in 2004, 2003 and 2002; and (iii) personal use of Company aircraft by Mr. Quirk of $1,304 in 2004.

(4)	Pursuant to the 2001 Plan, the Company granted a right to Mr. Quirk to purchase shares of restricted common stock on November 18, 2003. The restricted shares granted vest over a four year period, of which one-fifth vested immediately on the date of grant. Dividends are paid by the Company on the restricted stock granted. The number and aggregate value of Mr. Quirk’s restricted stock holdings as of December 31, 2004 were 23,100 shares and $1,054,977, respectively.

(5)	The number of securities underlying options has been adjusted to reflect all dividends and stock splits.

(6)	Amounts shown for fiscal 2004 consist of the following: (i) Mr. Quirk: no Company contribution to 401(k) Plan, Company paid life insurance premiums — $3,070 and Company contribution to Employee Stock Purchase Program — $25,886; (ii) Mr. Abbinante: Company contribution to 401(k) Plan — $6,150, Company paid life insurance premiums — $1,642 and Company contribution to Employee Stock Purchase Program — $18,084; (iii) Mr. Jewkes: Company contribution to 401(k) Plan — $6,150, Company paid life insurance premiums — $1,071 and Company contribution to Employee Stock Purchase Program — $16406; (iv) Ms. Meinhardt: Company contribution to 401(k) Plan — $6,150, Company paid life insurance premiums — $1,971 and Company contribution to Employee Stock Purchase Program — $20,312; and (v) Mr. Park: Company contribution to 401(k) Plan — $6,150, Company paid life insurance premiums — $81 and Company contribution to Employee Stock Purchase Program — $17,187.
Stock Ownership Guidelines
      In order to help demonstrate the alignment of the personal interests of our officers and directors with the interests of our stockholders, we have established the following stock ownership guidelines, as multiples of the officer’s base salary or the director’s annual retainer from FNT, that must be held by our officers or directors:

Position	Multiple

Chief Executive Officer	5x Base Salary
Other Officers (direct reports to the CEO or Section 16 Reporting Persons)	2x Base Salary
Members of the Board	2x Annual Retainer
      The number of shares of our stock that must be held is determined by multiplying the officer’s annual base salary (or in the case of a non-employee director, such director’s annual retainer) by the applicable multiple shown above, and dividing the result by the highest closing price of our stock during the immediately preceding 24 months. Compliance will be monitored by the compensation committee of our board of directors once a year and not on a running basis. In order to meet this stock ownership requirement, an officer or director may count all shares of our stock beneficially owned by such officer or director, including stock held in our 401(k) plan, our employee stock purchase plan, stock units held in any deferral plan, any restricted shares, restricted stock units and vested options including any restricted shares issued to such officer or director upon conversion of FNF restricted shares in connection with the distribution. Each officer or director must attain ownership of the required stock ownership level within five years after first becoming subject to these guidelines, provided, that if an individual becomes subject to a greater ownership requirement due to a promotion or increase in base salary, such individual is expected to meet the higher ownership requirement within three years.

Stock Ownership of Directors and Executive Officers
      All of our common stock is currently owned by FNF, and thus none of our present or future officers or directors currently owns any shares of our common stock. In addition, those officers and directors who own shares of FNF common stock will be treated on the same terms as any other holders of FNF common stock and will receive shares of our common stock in the distribution in respect of any shares of FNF common stock that they hold on the record date of the distribution. FNF stock options and restricted stock held by our employees and directors will also be affected in connection with the separation. See “— Treatment of FNF Stock Options and Restricted Shares.”
      The following table sets forth the number of shares of FNF common stock beneficially owned on May 31, 2005 by each of our directors, each of the executive officers named in the summary compensation table below, and all of our directors and executive officers as a group. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to the securities. The number of shares of common stock outstanding used in calculating the percentage for each listed person includes the shares of common stock underlying options held by that person that are exercisable within 60 days of May 31, 2005 but excludes shares of common stock underlying options held by any other person.
Shares of FNF Common Stock

Name	Beneficially Owned(1)		Percent of Class

Raymond R. Quirk	634,849		*
Christopher Abbinante	74,196		*
Roger S. Jewkes	45,807		*
Erika Meinhardt	176,167		*
Anthony J. Park	108,390	(2)	*
All directors and executive officers as a group (persons)	10,615,321		5.98%

*	Indicates less than 1% of FNF outstanding common stock.

(1)	Shares “beneficially owned” include: (a) shares of FNF common stock owned by the individual, (b) FNF restricted stock granted to the individual (Mr. Quirk — 23,100; Mr. Abbinante — 13,200; Mr. Jewkes — 8,800; Ms. Meinhardt — 13,200; and Mr. Park — 3,080), (c) FNF options that are exercisable within 60 days and (d) shares of FNF common stock held in the individual’s 401(k) and ESPP accounts.

(2)	Included in this amount are 1,591 shares of FNF common stock held by Mr. Park’s spouse.

Option Grants
      The following table provides information as to options to acquire our common stock to be granted to the named executive officers on the date of this distribution pursuant to our 2005 Omnibus Incentive Plan. See “— Omnibus Incentive Plan.”
FNT Option Grants at the Distribution

							Potential Realizable
	Individual Grants						Value at Assumed
							Annual Rates of
	Number of	Percentage					Stock Price
	Securities	of Total					Appreciation for
	Underlying	Options					Option Term(2)
	Options	Granted to		Exercise or
	Granted	Employees in		Base Price		Expiration	5%	10%
Name	(#)	Fiscal Year		($/share)		Date	($)	($)

Raymond R. Quirk			%		$(1)		$ $
Christopher Abbinante			%		$(1)		$ $
Roger S. Jewkes			%		$(1)		$ $
Erika Meinhardt			%		$(1)		$ $
Anthony J. Park			%		$(1)		$ $

(1)	The options will be granted under the 2005 Omnibus Incentive Plan to our key employees at an exercise price equal to the closing price of shares of our Class A Common Stock traded on the New York Stock Exchange on the date of the distribution.

(2)	These are assumed rates of appreciation and are not intended to forecast future appreciation of our common stock.
      The following table provides information as to options to acquire FNF common stock granted to the named executive officers during 2004 pursuant to either FNF’s Amended and Restated 1998 Stock Incentive Plan (the “1998 Plan”) or FNF’s 2004 Omnibus Incentive Plan.
FNF Option Grants in Last Fiscal Year

						Potential Realizable
	Individual Grants					Value at Assumed
						Annual Rates of
	Number of	Percentage				Stock Price
	Securities	of Total				Appreciation for
	Underlying	Options	Exercise			Option Term(3)
	Options	Granted to	or Base
	Granted	Employees in	Price		Expiration	5%	10%
Name	(#)	Fiscal Year	($/Share)		Date	($)	($)

Raymond R. Quirk	150,000	3.4%	$36.60	(1)	10/15/12	$4,204,200	$8,465,765
Christopher Abbinante	106,400	1.8%	$28.06	(2)	9/10/12	$1,425,491	$3,414,299
Roger S. Jewkes	93,100	1.6%	$28.06	(2)	9/10/12	$1,247,305	$2,987,511
Erika Meinhardt	106,400	1.8%	$28.06	(2)	9/10/12	$1,425,491	$3,414,299
Anthony J. Park	26,600	0.5%	$28.06	(2)	9/10/12	$356,373	$853,574

(1)	The stock options shown in the table above were granted to the named executive officers on October 15, 2004 (subject to stockholder approval of FNF’s 2004 Omnibus Incentive Plan on December 16, 2004) at an exercise price of $36.60, the fair market value of FNF’s Common Stock on the date of grant. All such options were granted under FNF’s 2004 Omnibus Incentive Plan and vest in three equal annual installments beginning on the first anniversary of the date of grant. Vesting is accelerated upon a change in control of FNF occurring more than one year after grant.

(2)	The stock options shown in the table above were granted to the named executive officers on September 10, 2004 at an exercise price of $37.32, the fair market value of FNF’s common stock on the date of grant. The exercise price of, and the number of shares underlying, the stock options were subsequently adjusted pursuant to the anti-dilution provisions of the 1998 plan to account for the payment of a special $10 per share cash dividend by FNF on March 28, 2005. All of such options were granted under FNF’s 1998 Plan and vest in three equal annual installments beginning on the first anniversary of the date of grant. Vesting is accelerated upon a change in control of FNF occurring more than one year after the date of grant.

(3)	These are assumed rates of appreciation, and are not intended to forecast future appreciation of FNF’s common stock.
      The following table summarizes information regarding exercises of FNF stock options by the named executive officers during 2004 and unexercised FNF options held by them as of December 31, 2004.
Aggregated FNF Option Exercises in Last Fiscal Year
and Fiscal Year-End Option Values

			Number of		Value of Unexercised
			Securities Underlying		In-the-Money Options
	Shares		Unexercised Options		at December 31,
	Acquired on	Value	at December 31, 2004		2004(1)($)
	Exercise	Realized
Name	(#)	($)	Exercisable/	Unexercisable	Exercisable/	Unexercisable

Raymond R. Quirk	—	$—	498,827	177,152	$11,940,537	$1,854,020
Christopher Abbinante	22,355	$2,054,540	21,058	127,457	$246,628	$1,062,823
Roger S. Jewkes	—	$—	27,145	98,013	$573,718	$663,409
Erika Meinhardt	3,300	$85,511	133,336	115,546	$3,328,553	$815,981
Anthony J. Park	—	$—	90,005	29,039	$2,564,087	$206,454

(1)	In accordance with the rules of the Securities and Exchange Commission, values are calculated by subtracting the exercise price from the fair market value of the underlying common stock. For purposes of this table, the fair market value is deemed to be $45.67, the closing price of the common stock of FNF reported by the New York Stock Exchange on December 31, 2004.
Treatment of FNF Stock Options and Restricted Shares
      It is anticipated that, at the time of the distribution, FNF stock options and restricted stock held by our employees and directors will be affected as follows:

•	stock options: FNF stock options will be equitably adjusted to reflect the impact of the distribution. Holders of FNF stock options will continue to hold such options, as adjusted, pursuant to the terms and conditions of their individual award agreements; and

•	restricted stock: holders of FNF restricted stock will receive unrestricted FNT shares in the distribution in the same proportion as other FNF stockholders. Such holders will continue to hold FNF restricted stock pursuant to the terms and conditions of their individual award agreements.
Omnibus Incentive Plan
      In connection with this distribution, we intend to establish a 2005 Omnibus Incentive Plan, or omnibus plan. The omnibus plan will permit us to grant the following types of awards:

•	nonqualified stock options;

•	“incentive stock options” within the meaning of section 422 of the Internal Revenue Code;

•	stock appreciation rights;

•	restricted stock;

•	restricted stock units;

•	performance shares;

•	performance units; and

•	other cash and stock-based awards.
Recipients of awards under the omnibus plan may also be awarded dividends and dividend equivalents in connection with their awards.
      The following is a description of the omnibus plan and the awards that may be made in connection with and after the distribution.
      Effective date and term. The omnibus plan will become effective on or before the distribution, and will authorize the granting of awards for up to 10 years.
      Administration. The omnibus plan may be administered by our compensation committee or another committee selected by our board of directors, any of which we refer to as the committee. The committee will be able to select the individuals who will receive awards; determine the size and types of awards; determine the terms and conditions of awards; construe and interpret the omnibus plan and any award agreement or other instrument entered into under the omnibus plan; establish, amend and waive rules and regulations for the administration of the omnibus plan; and amend awards. The committee’s determinations and interpretations under the omnibus plan will be binding on all interested parties. The committee will be empowered to delegate its administrative duties and powers as it may deem advisable, to the extent permitted by law.
      Eligibility. Incentive stock options may be granted only to our employees and employees of our parent and our subsidiaries. Other awards may be granted to employees, directors, consultants and advisors of ours and of our parent and subsidiaries.
      Number of shares available for issuance. Subject to adjustment as described below, shares of our common stock may be issued in connection with awards granted under the omnibus plan. The maximum number of shares that may be issued under the omnibus plan in connection with “full-value awards” (awards other than (1) options, (2) stock appreciation rights or (3) other awards for which the participant pays the grant date intrinsic value) is shares. If settlement of a full-value award results in the delivery of shares in excess of the above limit, the aggregate number of shares available for awards other than full-value awards will be reduced by                      shares for each excess share delivered.
      We may grant replacement awards in connection with mergers, acquisitions or other business transactions in which we engage in the future. These replacement awards will be treated as granted under the omnibus plan.
      If an award under the omnibus plan is canceled, forfeited, terminates or is settled in cash, the shares related to that award will not be treated as having been delivered under the omnibus plan. In addition, subject to limitations intended to comply with the New York Stock Exchange listing standards, shares that we hold back or that are tendered or returned by an award holder to cover the exercise price of an option or the tax withholding obligations relating to an award shall be considered shares not issued in connection with an award.
      Annual award limits. The omnibus plan also contains annual award limitations. These provisions are designed so that compensation resulting from awards can qualify as tax deductible performance-based compensation under section 162(m) of the Internal Revenue Code before and after the 162(m) transition period described below. These limitations only apply to awards or related dividends or dividend equivalents intended to qualify as performance-based compensation. The maximum number of our shares with respect to which stock options or stock appreciation rights may be granted to any participant in any fiscal year is                      shares. The maximum number of our shares of restricted stock that may be granted to any participant in any fiscal year is                      shares. The maximum number of our shares with respect to which restricted stock units may be granted to any participant in any fiscal year is shares. The maximum number of our shares with respect to which performance shares may be granted to any participant in any

fiscal year is                      shares. The maximum amount of compensation that may be paid with respect to performance units awarded to any participant in any fiscal year is $          or a number of shares having a fair market value not in excess of that amount. The maximum number of our shares with respect to which other stock-based awards may be granted to any participant in any fiscal year is                      shares. The maximum dividend or dividend equivalent that may be paid to any one participant in any one fiscal year is $          .
      Adjustments. In the event of any merger, reorganization, consolidation, recapitalization, liquidation, stock dividend, split-up, distribution, stock split, reverse stock split, share combination, share exchange, extraordinary dividend, or any change in the corporate structure affecting our common stock, such adjustment will be made to the number and kind of shares that may be delivered under the omnibus plan, the annual award limits, the number and kind of shares subject to outstanding awards, the exercise price, grant price or other price of shares subject to outstanding awards, any performance conditions relating to our common stock, the market price of our common stock, or per-share results, and other terms and conditions of outstanding awards, as may be determined to be appropriate and equitable by the committee to prevent dilution or enlargement of rights.
      Awards. Following is a general description of the types of awards that may be delivered under the omnibus plan. Terms and conditions of awards will be determined on a grant-by-grant basis by the committee, subject to limitations contained in the omnibus plan.
      Stock options. A participant granted a stock option will be entitled to purchase a specified number of shares of our common stock during a specified term at a fixed price. Except for replacement options and options that are adjusted by the committee in connection with adjustments, as described above, the per share purchase price of shares subject to options granted under the omnibus plan may not be less than 100% of the fair market value of our common stock on the date the option is granted. No option granted under the omnibus plan may have a term of more than 10 years. The committee may also award dividend equivalent payments in connection with such awards.
      Stock appreciation rights. A participant granted a stock appreciation right will be entitled to receive the excess of the fair market value (calculated as of the exercise date) of a share of our common stock over the grant price of the stock appreciation right in cash, our shares of common stock or a combination of cash and shares. Except for replacement stock appreciation rights and stock appreciation rights adjusted by the committee in connection with adjustments, as described above, the grant price of a stock appreciation right granted under the omnibus plan may not be less than 100% of the fair market value of our common stock on the date the option is granted, and no stock appreciation right granted under the omnibus plan may have a term of more than 10 years. The committee may also award dividend equivalent payments in connection with such awards.
      Restricted stock. Restricted stock is an award that is non-transferable and subject to a substantial risk of forfeiture until vesting conditions, which can be related to continued service or other conditions established by the committee, are satisfied. Prior to vesting, holders of restricted stock may receive dividends and voting rights. If the vesting condition is not satisfied, the participant forfeits the shares. The committee may also award dividend equivalent payments in connection with such awards.
      Restricted stock units and performance shares. Restricted stock units and performance shares represent a right to receive a share of common stock, an equivalent amount of cash, or a combination of shares and cash, as the committee may determine, if vesting conditions are satisfied. Except for replacement restricted stock units and performance shares and restricted stock units and performance shares adjusted by the committee in connection with adjustments, as described above, the initial value of a restricted stock unit or performance share granted under the omnibus plan may not be less than 100% of the fair market value of our common stock on the date the award is granted. The committee may also award dividend equivalent payments in connection with such awards. Restricted stock units may contain vesting conditions based on continued service or other conditions established by the committee. Performance shares will contain vesting conditions based on attainment of performance goals established by the committee in addition to service conditions.

      Performance units. Performance units are awards that entitle a participant to receive shares of common stock, cash or a combination of shares and cash if certain performance conditions are satisfied. The amount received depends upon the value of the performance units and the number of performance units earned, each of which is determined by the committee. The committee may also award dividend equivalent payments in connection with such awards.
      Other cash and stock-based awards. Other cash and stock-based awards are awards other than those described above, the terms and conditions of which are determined by the committee. These awards may include, without limitation, the grant of shares of our common stock based on attainment of performance goals established by the committee, the payment of shares as a bonus or in lieu of cash based on attainment of performance goals established by the committee, and the payment of shares in lieu of cash under an incentive or bonus program. Payment under or settlement of any such awards shall be made in such manner and at such times as the committee may determine.
      Dividend equivalents. Dividend equivalents granted to participants will represent a right to receive payments equivalent to dividends or interest with respect to a specified number of shares.
      Performance-based compensation. The committee may specify that the attainment of the general performance measures set forth below may determine the degree of granting, vesting and/or payout with respect to awards (including any related dividends or dividend equivalents) that the committee intends will qualify as performance-based compensation under section 162(m) of the Internal Revenue Code. The performance goals to be used for such awards must be chosen from among the following performance measure(s): earnings per share, economic value created, market share (actual or targeted growth), net income (before or after taxes), operating income, adjusted net income after capital charge, return on assets (actual or targeted growth), return on capital (actual or targeted growth), return on equity (actual or targeted growth), return on investment (actual or targeted growth), revenue (actual or targeted growth), cash flow, operating margin, share price, share price growth, total stockholder return, and strategic business criteria, consisting of one or more objectives based on meeting specified market penetration goals, productivity measures, geographic business expansion goals, cost targets, customer satisfaction or employee satisfaction goals, goals relating to merger synergies, management of employment practices and employee benefits, or supervision of litigation and information technology, and goals relating to acquisitions or divestitures of subsidiaries, affiliates or joint ventures. The targeted level or levels of performance with respect to such performance measures may be established at such levels and on such terms as the committee may determine, in its discretion, including in absolute terms, as a goal relative to performance in prior periods, or as a goal compared to the performance of one or more comparable companies or an index covering multiple companies. Awards (including any related dividends or dividend equivalents) that are not intended to qualify as performance-based compensation may be based on these or such other performance measures as the committee may determine.
      Change in control. The omnibus plan will provide that, except as otherwise provided in a participant’s award agreement, upon the occurrence of a change in control, unless otherwise specifically prohibited under applicable laws or by the rules and regulations of any governing governmental agencies or national securities exchanges, any and all outstanding options and stock appreciation rights granted under the omnibus plan will become immediately exercisable, any restriction imposed on restricted stock, restricted stock units and other awards granted under the omnibus plan will lapse, and any and all performance shares, performance units and other awards granted under the omnibus plan with performance conditions will be deemed earned at the target level, or, if no target level is specified, the maximum level.
      For purposes of the omnibus plan, the term “change in control” is defined as the occurrence of any of the following events:

•	an acquisition immediately after which any person, group or entity possesses direct or indirect beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) of 25% or more of either our outstanding common stock or our outstanding voting securities, provided that, after the acquisition, the acquirer’s beneficial ownership percentage exceeds FNF’s, and excluding any acquisition directly from us, by us, by FNF or by any of our employee benefit plans and certain other acquisitions;

•	during any period of two consecutive years, the individuals who, as of the beginning of such period, constitute our board, or incumbent board, cease to constitute at least a majority of the board, provided that any individual who becomes a member of our board subsequent to the beginning of such period and whose election or nomination was approved by at least two thirds of the members of the incumbent board will be considered as though he or she were a member of the incumbent board;

•	the consummation of a reorganization, merger, share exchange or consolidation or sale or other disposition of all or substantially all of our assets unless (a) our stockholders immediately before the transaction continue to have beneficial ownership of 50% or more of the outstanding shares of our common stock and the combined voting power of our then outstanding voting securities resulting from the transaction in substantially the same proportions as their ownership immediately prior to the transaction of our common stock and outstanding voting securities; (b) no person (other than us, our parent organization (or the parent organization of the resulting corporation), an employee benefit plan sponsored by us or the resulting corporation, or any entity controlled by us or the resulting corporation) has beneficial ownership of 25% or more of the outstanding common stock of the resulting corporation or the combined voting power of the resulting corporation’s outstanding voting securities; and (c) individuals who were members of the incumbent board continue to constitute a majority of the members of the board of directors of the resulting corporation; or

•	our stockholders approve a plan or proposal for the complete liquidation or dissolution of our company.

      Notwithstanding the foregoing requirements, this distribution shall not constitute a change in control for purposes of the omnibus plan.
      In addition, as long as FNF owns more than 50% of our common stock or voting securities, a change in control of FNF will also be considered a change in control for purposes of the omnibus plan. For this purpose, whether a change in control of FNF has occurred is determined in the same manner as described above, except that if the change in control is the result of an acquisition of FNF’s outstanding common stock or outstanding voting securities, more than 50% of FNF’s common stock or voting securities must be acquired before a change in control will be deemed to have occurred.
      Deferrals. The committee may permit the deferral of vesting or settlement of an award and may authorize crediting of dividends or interest or their equivalents in connection with any such deferral. Any such deferral and crediting will be subject to the terms and conditions established by the committee and any terms and conditions of the plan or arrangement under which the deferral is made.
      Transferability. Awards generally will be non-transferable except upon the death of a participant, although the committee may permit a participant to transfer awards (for example, to family members or trusts for family members) subject to such conditions as the committee may establish.
      Amendment and termination. The omnibus plan may be amended or terminated by our board of directors at any time, subject to certain limitations, and the awards granted under the plan may be amended or terminated by the committee at any time, provided that no such action may, without a participant’s written consent, adversely affect in any material way any previously granted award. No amendment that would require stockholder approval under applicable law may become effective without stockholder approval.
      Tax withholding. We may deduct or withhold, or require a participant to remit, an amount sufficient to satisfy federal, state, local, domestic or foreign taxes required by law or regulation to be withheld with respect to any taxable event arising as a result of the omnibus plan. The committee may require or permit participants to elect that the withholding requirement be satisfied, in whole or in part, by having us withhold, or by tendering to us, shares of our common stock having a fair market value equal to the withholding obligation.
      Certain limitations on deductibility of executive compensation. With some exceptions, section 162(m) of the Internal Revenue Code limits a publicly held company’s ability to deduct compensation paid to its chief executive officer and the next four most highly compensated officers to the extent such compensation exceeds $1 million per executive per taxable year. Compensation paid to employees will not be subject to that deduction limit if it is considered “performance-based compensation” within the meaning of section 162(m) of the Internal Revenue Code. Compensation to be paid to employees under the omnibus plan is generally intended to be qualified performance-based compensation; however, the company reserves the right to grant awards that do not qualify as performance-based compensation when it determines that such compliance is not desirable. A special transition rule applies under section 162(m) when a company that is part of an affiliated group of companies with a publicly-traded parent company becomes a separate publicly-traded company. Under this transition rule, compensation paid and awards of stock options, stock appreciation rights or restricted stock granted under the omnibus plan during a transition period may qualify as performance-based compensation if certain conditions are met. The transition period ends on the first regularly scheduled meeting of our shareholders that occurs more than 12 months after the date of the distribution. Compensation attributable to awards granted after the transition period ends will only be able to qualify as performance-based compensation if shareholders approve certain material terms of the plan at, or before, that meeting.
      Awards in connection with the distribution. On the date of our distribution, we anticipate granting to our executive officers, employees and directors nonqualified stock options to purchase an aggregate of            million shares of our common stock, with Messrs. Quirk, Abbinante, Jewkes, Park and Ms. Meinhardt being granted options to purchase                     ,                     ,                     , and            shares, respectively. The exercise price of these options will be equal to the closing price of our Class A Common Stock on the NYSE on the date of distribution. These options will vest in      % annual increments commencing on the anniversary of the date of grant.
      It may be necessary to amend the Omnibus Plan and outstanding awards under the Omnibus Plan to comply with section 409A of the Internal Revenue Code, a new tax law applicable to deferred compensation arrangements. We will make any such amendments within the time period permitted for such amendments. Current guidance requires that such amendments be made by December 31, 2005. In the interim, we will administer the plans and awards made under the plans in accordance with existing guidance relating to section 409A whether or not the Omnibus Plan or award agreement provides otherwise.
Employment Agreements
      We intend to enter into employment agreements with Messrs. Quirk, Abbinante, Jewkes, Park and Ms. Meinhardt prior to the completion of the distribution.
OUR ARRANGEMENTS WITH FNF
Overview
      Historically, FNF and its subsidiaries have provided a variety of services to us, and we have provided various services to FNF and its subsidiaries. These existing arrangements are described below under “Certain Relationships and Related Transactions — Historical Related-Party Transactions.”
      Below is a summary description of various new agreements that we will enter into with FNF and its subsidiaries in connection with the distribution. This description summarizes the material terms of these agreements, but is not complete. You should review the full text of these agreements, which will be filed with the Securities and Exchange Commission as exhibits to the registration statement of which this prospectus is a part.

Our Arrangements with FNF
      The new agreements we will enter with FNF will include:

•	the separation agreement;

•	corporate services agreements;

•	the new notes payable to FNF;

•	a tax matters agreement;

•	an employee matters agreement;

•	a registration rights agreement; and

•	an intellectual property cross license agreement.
      The new agreements we will enter into with FIS are discussed separately below under “— Our Arrangements with FIS.”

Separation Agreement
      We will enter into a separation agreement with FNF prior to the completion of the distribution.
      No Representations and Warranties. The separation agreement will provide that FNF will make no representation or warranty as to the condition or quality of any subsidiary contributed to us as part of the restructuring of FNF in connection with the distribution or any other matters relating to our businesses. We will have no recourse against FNF if the transfer of any subsidiary to us is defective in any manner. We will agree to bear the economic and legal risks that any conveyance was insufficient to vest in us good title, free and clear of any security interest, and that any necessary consents or approvals are not obtained or that any requirements of laws or judgments are not complied with.
      Access to Financial and Other Information. Under the separation agreement, following the distribution, we and FNF will be obligated to provide each other access to certain information, subject to confidentiality obligations and other restrictions. So long as FNF is required to consolidate our results of operations and financial position or to account for its investment in our company on the equity method of accounting, we will provide to FNF and its independent auditors, at no charge, all financial information and other data that FNF requires in order to timely prepare its financial statements and reports or filings with governmental authorities or to issue its earnings releases, including copies of all quarterly and annual historical financial information and other reports and documents we intend to file with the Securities and Exchange Commission prior to these filings (as well as final copies upon filing), and copies of our budgets and financial projections as well as access to the responsible company personnel so that FNF and its independent auditors may conduct their audits relating to our financial statements. We will also agree that, so long as FNF is required to consolidate our results of operations and financial position or account for its investment in our company on the equity method of accounting, we will use our reasonable efforts to enable our independent auditors to complete their audit of our financial statements in a timely manner so as to permit the timely filing of FNF’s financial statements. In addition, we and FNF will use reasonable efforts to make available to each other our respective past and present directors, officers, other employees and agents as witnesses in any legal, administrative or other proceedings in which the other party may become involved. We and FNF will each retain all proprietary information within each company’s respective possession relating to our respective businesses for an agreed period of time and, prior to destroying the information, each of us must give the other notice and an opportunity to take possession of the information, if necessary or appropriate to the conduct of the respective businesses. We and FNF will each agree to hold in strict confidence all information concerning or belonging to the other for an agreed period of time.
      Exchange of Other Information. The separation agreement will also provide for other arrangements with respect to the mutual sharing of information between us and FNF in order to comply with requirements imposed on the requesting party by any governmental authority, including any reporting, filing, audit, accounting, tax or similar requirements, for use in judicial proceedings, and in order to comply with our respective obligations following the completion of this offering. We will also agree to provide mutual access to historical records relating to businesses that may be in our possession.
      Releases and Indemnification. Except for each party’s obligations under the separation agreement, the other transaction documents and certain other specified liabilities, we and FNF will release and discharge each other and each of our affiliates from all liabilities existing or arising between us on or before the distribution, including in connection with the distribution and this offering. The release will not extend to obligations or liabilities under any agreements between FNF and us that remain in effect following the distribution.
      We will indemnify, hold harmless and defend FNF, each of its affiliates and each of their respective directors, officers and employees, on an after-tax basis, from and against all liabilities relating to, arising out of or resulting from:

•	the failure by us or any of our affiliates or any other person or entity to pay, perform or otherwise promptly discharge any liabilities or contractual obligations associated with our business, whether arising before or after the distribution;

•	the operations, liabilities and obligations of our businesses;

•	any guarantee, indemnification obligation, surety bond or other credit support arrangement by FNF or any of its affiliates for our benefit;

•	any breach by us or any of our affiliates of the separation agreement, certain of the other transaction documents, any agreement to which we or our affiliates are a party, our certificate of incorporation or by-laws or any law or regulation;

•	any untrue statement of, or omission to state, a material fact in FNF’s public filings to the extent it was as a result of information that we furnished to FNF or which FNF incorporated by reference from our public filings, if that statement or omission was made or occurred after the distribution;

•	any untrue statement of, or omission to state, a material fact in any registration statement or prospectus we may prepare, except to the extent the statement was made or omitted in reliance upon information provided to us by FNF expressly for use in any registration statement or prospectus or information relating to and provided by any underwriter expressly for use in any registration statement or prospectus; and

•	any actions or liability imposed by governmental authorities on our businesses.
      FNF will indemnify, hold harmless and defend us, each of our affiliates and each of our and their respective directors, officers and employees, on an after-tax basis, from and against all liabilities relating to, arising out of or resulting from:

•	the failure of FNF or any affiliate of FNF or any other person or entity to pay, perform or otherwise promptly discharge any liabilities of FNF or its affiliates other than liabilities associated with our businesses, whether arising before or after the distribution;

•	the operations, liabilities, and obligations of FNF and its affiliates’ businesses other than liabilities associated with our businesses;

•	any guarantee, indemnification obligation, surety bond or other credit support arrangement by us or any of our affiliates for the benefit of FNF;

•	any breach by FNF or any of its affiliates of the separation agreement or certain of the other transaction documents, any agreement to which FNF or its affiliates are a party, FNF’s certificate of incorporation or bylaws, or any law or regulation;

•	any untrue statement of, or omission to state, a material fact in our public filings to the extent it was as a result of information that FNF furnished to us or which we incorporated by reference from FNF’s public filings;

•	any untrue statement of, or omission to state, a material fact contained in any registration statement or prospectus we may prepare, but only to the extent the untrue statement or omission was made or omitted in reliance upon information provided by FNF expressly for use in any registration statement or prospectus;

•	any actions or liability imposed by governmental authorities on FNF’s business; and

•	any action or liability arising as a result of the distribution.
      The separation agreement will also specify procedures with respect to claims subject to indemnification and related matters and provide for contribution in the event that indemnification is not available to an indemnified party. All indemnification amounts will be reduced by any insurance proceeds and other offsetting amounts recovered by the party entitled to indemnification.
      Covenants and Other Provisions. The separation agreement also will contain covenants between FNF and us with respect to various matters, including mutual confidentiality of our and FNF’s information, and litigation and settlement cooperation between us and FNF on pending or future litigation matters. In addition, we will agree that, so long as FNF beneficially owns or controls 50% or more of our outstanding common stock, we will not, without FNF’s prior consent:

•	take any action or enter into any agreement that would cause FNF to violate any law, agreement or judgment;

•	take any action that limits FNF’s ability to freely sell, transfer, pledge or otherwise dispose of our stock;

•	issue any shares of our capital stock or any rights, warrants or options to acquire our capital stock, if after giving effect to the issuances and considering all of the shares of our capital stock which may be acquired under the rights, warrants and options outstanding on the date of the issuance, FNF would own less than 50% of our outstanding capital stock which is entitled to vote generally in the election of directors; or

•	enter into any agreement that binds or purports to bind FNF.
      The separation agreement will also provide that any proposed intercompany transactions, including material amendments to the separation agreement and the other agreements related to the distribution, must be approved by a majority of our disinterested directors.
      Expenses of the Distribution. In general, the separation agreement will provide that we will pay all costs incurred in connection with the distribution.
      Dispute Resolution Procedures. The separation agreement will provide that neither party will commence any court action to resolve any dispute or claim arising out of or relating to the separation agreement. Instead, any dispute that is not resolved in the normal course of business will be submitted to senior executives of each business entity involved in the dispute for resolution. If the dispute is not resolved by negotiation within 30 days, either party may submit the dispute to mediation. If the dispute is not resolved by mediation within 30 days of the selection of a mediator, either party may submit the dispute to binding arbitration before an arbitrator. The arbitrator will determine the dispute in accordance with New York law. These dispute resolution procedures will not apply to any dispute or claim related to FNF’s rights as a holder of our common stock and both parties will submit to the exclusive jurisdiction of the Delaware courts for resolution of these disputes. In addition, both parties will be permitted to seek injunctive or interim relief in the event of any actual or threatened breach of the provisions of the separation agreement relating to confidentiality. If an arbitral tribunal has not been appointed, both parties may seek injunctive or interim relief from any court with jurisdiction over the matter.

      Termination. The separation agreement can be terminated only by the mutual consent of both parties.

FNF Corporate Services Agreements
      We will enter into a corporate services agreement with FNF under which we will provide corporate and other support services to FNF. The corporate services agreement will govern the provision by us to FNF of these corporate support services, which may include:

•	treasury, cash management and related services;

•	accounting, billing and financial transaction support;

•	tax services;

•	corporate, legal and related services;

•	risk management and corporate insurance;

•	payroll and human resources and employee benefits administration;

•	information technology, network systems, data processing and related services;

•	purchasing and procurement;

•	travel; and

•	other general administrative and management functions.
      We will also enter into a separate corporate services agreement with FNF, under which it will provide us senior management consulting services, including time and attention of its chief executive officer, chief financial officer, other senior officers, legal department and mergers and acquisitions staff.
      We also will agree to provide each other additional services that we and FNF may identify during the term of the agreements.
      Under the corporate services agreements, FNF and we will each have the right to purchase goods or services and realize other benefits and rights under the other party’s agreements with third-party vendors to the extent allowed by those vendor agreements, during the term of the agreement.
      Provision of Services and Allocation of Costs. Under the terms of the corporate services agreements, each party will render these services under the oversight, supervision, and approval of the other, acting through its respective board of directors and officers. The charges for the corporate services generally are intended to allow the providing company to fully recover the allocated direct costs of providing the services, plus all out-of-pocket costs and expenses.
      Duration and Effect of Termination. The corporate services agreements each will provide that the agreement’s provisions will terminate with respect to any entity that ceases to be a subsidiary of the party receiving the services, effective as of the date that the entity so ceases to be a subsidiary. The corporate services agreements can be terminated by the party that is receiving the services on 90 days’ notice, provided that if the party providing the services believes in good faith that, notwithstanding its reasonable commercial efforts, the termination will have a material adverse impact on the other services being provided, then the party providing services can dispute the termination, with the dispute being resolved through the dispute resolution generally applicable to the agreements. When the agreements are terminated, FNF and we would arrange for alternate suppliers or hire additional employees for all the services important to our respective businesses. However, if we have to replicate facilities, services, or employees that we are not using full time, our costs could increase.
      Liability and Indemnification. The corporate services agreements will provide that the provider of services will not be liable to the receiving party for or in connection with any services rendered or for any actions or inactions taken by a provider in connection with the provision of services, except to the extent of liabilities resulting from the provider’s gross negligence, willful misconduct, improper use or disclosure of customer information or violations of law and except for liabilities that arise out of intellectual property infringement. Additionally, the receiving party will indemnify the provider of services for any losses arising from the provision of services, provided that the amount of any losses will be reduced by the amount of the losses caused by the provider’s negligence, willful misconduct, violation of law, or breach of the agreement.
      Dispute Resolution Procedures. The corporate services agreements will provide dispute resolution procedures that reflect the parties’ desire for friendly collaboration and amicable resolution of disagreements. In the event of a dispute, the matter is referred to the president (or similar position) of each of the divisions implicated for resolution within 15 days. If the division presidents of the parties are unable to resolve the dispute, the matter is referred to the presidents of FNF and our company for final resolution within 15 days. If the matter remains unresolved, then either party may submit the matter to arbitration. The dispute resolution procedures do not preclude either party from pursuing immediate injunctive relief in the event of any actual or threatened breach of confidentiality or infringement of intellectual property.

New Notes Payable to FNF
      We intend to issue two $250 million intercompany notes payable to FNF, with terms that mirror FNF’s existing $250 million 7.30% public debentures due in August 2011 and $250 million 5.25% public debentures due in March 2013. Proceeds from the issuance of the 2011 public debentures were used by FNF to repay debt incurred in connection with the acquisition of our subsidiary, Chicago Title, and the proceeds from the 2013 public debentures were used for general corporate purposes. Alternatively, we may make an exchange offer in which we would offer to exchange the outstanding FNF notes for notes we would issue having substantially the same terms. See “— Liquidity and Capital Resources.”

Tax Matters Agreement
      In connection with the distribution, we and FNF will enter into a tax matters agreement, which will govern the respective rights, responsibilities, and obligations of FNF and us after this offering with respect to tax liabilities and refunds, tax attributes, tax contests and other matters regarding income taxes, taxes other than income taxes and related tax returns. The tax matters agreement will govern these tax matters as they apply to us and to all of our subsidiaries other than our subsidiaries that are the title insurance companies. Our title insurance companies are parties to various tax sharing agreements with FNF. See “Certain Relationships and Related Transactions — Historical Related Party Transactions — Tax Sharing Agreements”.
      Allocation of Tax Liability. The tax matters agreement will provide for the allocation and payment of taxes for periods during which we and FNF are included in the same consolidated group for federal income tax purposes or the same consolidated, combined or unitary returns for state tax purposes, the allocation of responsibility for the filing of tax returns, the conduct of tax audits and the handling of tax controversies, and various related matters. Under the tax matters agreement, FNF will be primarily responsible for preparing and filing any tax return with respect to the FNF affiliated group for U.S. federal income tax purposes and with respect to any consolidated, combined or unitary group of which FNF or any of its subsidiaries is the filing parent for U.S. state or local income tax purposes. We generally will be responsible for preparing and filing any federal tax returns that include only us and our subsidiaries and any U.S. state and local tax returns for which we or any of our subsidiaries is the filing parent. For periods during which we are included in FNF’s consolidated federal income tax returns or state consolidated, combined, or unitary tax returns, we generally will be required to pay an amount of income tax equal to the amount we would have paid had we filed tax returns as a separate entity. We will be responsible for our own separate tax liabilities that are not determined on a consolidated or combined basis. We will also be responsible in the future for any increases of consolidated tax liability of FNF that are attributable to us and will be entitled to refunds for reductions of tax liabilities attributable to us for prior periods. We will be included in FNF’s consolidated group for federal income tax purposes so long as FNF beneficially owns at least 80% of the total voting power and value of our outstanding common stock. Each corporation that is a member of a consolidated group during any portion of the group’s tax year is severally liable for the federal income tax liability of the group for that year. While the tax matters agreement will allocate tax liabilities between FNF and us, we could be liable in the event federal tax liability allocated to FNF is incurred but not paid by FNF or any other member of FNF’s consolidated group for FNF’s tax years that include these periods. In this event, we would be entitled to indemnification by FNF under the tax matters agreement.
      Tax Disputes and Contests. Generally, for periods in which we are included in FNF’s consolidated federal income tax return, or state consolidated, combined, or unitary tax returns, we will control tax contests to the extent the underlying tax liabilities would be allocated to us under the tax matters agreement, and FNF will control all tax contests to the extent the underlying tax liabilities would be allocated to FNF under the tax matters agreement. We generally have authority to control tax contests with respect to tax returns that include only our subsidiaries and us. Disputes arising between us and FNF related to matters covered by the tax matters agreement are subject to resolution though specific dispute resolutions provisions described in the tax matters agreement.

Employee Matters Agreement
      We will enter into an employee matters agreement with FNF to allocate responsibility and liability for certain employee-related matters. Our employees will continue to participate in FNF’s employee benefit plans following the distribution. Under the employee matters agreement, we agree to contribute to those plans (or reimburse FNF) the portions of the employer contributions and other employer-paid costs under those plans that are attributable to our employees.

Registration Rights Agreement
      Because FNF is not divesting itself of all of its shares of our common stock as part of the distribution, FNF would not be able to freely sell our shares without registration under the Securities Act of 1933 (“Securities Act”) or a valid exemption therefrom. Accordingly, we will enter into a registration rights agreement with FNF requiring us, under certain circumstances, to register our shares beneficially owned by FNF following the distribution. These registration rights will generally become effective at the time of the distribution.
      Demand Registration Rights. Under the registration rights agreement, FNF will have the right to require us to register for offer and sale all or a portion of our shares beneficially owned by FNF, which we refer to as a demand registration. The maximum number of demand registrations that we are required to effect is two per year and the number of shares to be registered in each demand registration must have an aggregate expected offering price of at least $25 million.
      Piggy-Back Registration Rights. In addition, FNF will have the right, subject to certain conditions, which it may exercise at any time, to include its shares in any registration of common stock that we may make in the future, commonly referred to as a piggy-back registration right, if our registration would permit the inclusion.
      Terms of Offering. FNF will have the right to designate the terms of each offering effected pursuant to a demand registration, which may take any form, including a shelf registration, a convertible registration or an exchange registration. We will agree to cooperate fully in connection with any registration for FNF’s benefit and with any offering FNF makes under the registration rights agreement. We will also agree to pay for the costs and expenses related to shares sold by FNF in connection with any registration covered by the agreement, except that FNF will be responsible for any applicable registration or filing fees with respect to the shares being sold by FNF. The registration rights of FNF will be transferable by FNF and will be for an indefinite term. In addition, the registration rights agreement will contain indemnification and contribution provisions with respect to information included in any registration statement, prospectus or related documents.

      Timing of Demand Registrations. We will not be required to undertake a demand registration within 90 days of the effective date of a previous demand registration, other than a demand registration that was effected as a shelf registration. In addition, we will generally have the right (which may be exercised once in any 12-month period) to postpone the filing or effectiveness of any demand registration for up to 90 days, if we determine that the registration would be reasonably expected to have a material adverse effect on any then-active proposals to engage in certain material transactions or would otherwise disadvantage us through premature disclosure of pending developments.
      Duration. The registration rights under the registration rights agreement will remain in effect with respect to our shares until: (i) the shares have been sold pursuant to an effective registration statement under the Securities Act; (ii) the shares have been sold to the public pursuant to Rule 144 under the Securities Act (or any successor provision); (iii) the shares have been otherwise transferred, new certificates for them not bearing a legend restricting further transfer have been delivered by us, and subsequent public distribution of the shares does not require registration or qualification under the Securities Act or any similar state law; (iv) the shares have ceased to be outstanding; or (v) in the case of shares held by a transferee of FNF, when the shares become eligible for sale pursuant to Rule 144(k) under the Securities Act (or any successor provision).

Intellectual Property Cross License Agreement
      The intellectual property license agreement will govern the respective rights, responsibilities, and obligations of FNF and us with respect to certain intellectual property. Pursuant to the terms of the intellectual property license agreements, we have entered into an intellectual property cross-license with FNF. Under the intellectual property license agreements, we agree to license to FNF certain intellectual property owned by us. Likewise, FNF agrees to license to us certain intellectual property owned by FNF. The intellectual property licensed by FNF to us will include the use of the name “Fidelity National.”
Our Arrangements with FIS

Overview
      The agreements we will enter into with FIS and its subsidiaries will include:

•	a corporate services agreement;

•	the starter repository and back plant access agreements;

•	a lease agreement; and

•	a master information technology agreement.
FIS Corporate Services Agreement
      Through an assignment of FNF’s rights and obligations under a corporate services agreement between FNF and FIS, we will enter into a corporate services agreement with FIS under which we will provide corporate and other support services to FIS. The corporate services agreement will govern the provision by us to FIS of these corporate support services, which may include:

•	treasury, cash management and related services;

•	accounting, billing and financial transaction support;

•	tax services;

•	corporate, legal and related services;

•	risk management and corporate insurance;

•	payroll and human resources and employee benefits administration;

•	information technology, network systems, data processing and related services;

•	purchasing and procurement;

•	travel; and

•	other general administrative and management functions.
      We also will agree to provide additional services that FIS may identify during the term of the agreement.
      Under the corporate services agreement, FIS and we will each have the right to purchase goods or services and realize other benefits and rights under the other party’s agreements with third-party vendors to the extent allowed by those vendor agreements, during the term of the agreement.
      Provision of Services and Allocation of Costs. Under the corporate services agreement, we will render services under the oversight, supervision, and approval of FIS, acting through its board of directors and officers. The charges for the corporate services generally are intended to allow the providing company to fully recover the allocated direct costs of providing the services, plus all out-of-pocket costs and expenses, subject to a $50 million cap on the total amount expended by FIS for all corporate services. We do not expect our costs in 2005 for providing these services to FIS to exceed $50 million.
      Duration and Effect of Termination. The corporate services to be provided pursuant to the corporate services agreement between FIS and us will terminate at various times as mutually agreed by the parties, but in any event will terminate six months after the completion of an initial public offering of stock by FIS or of certain changes in control of FIS. In addition, the agreement provides that it terminates with respect to any entity that ceases to be a subsidiary of the party receiving the services, effective as of the date that the entity so ceases to be a subsidiary. The corporate services agreement can also be terminated by the party that is receiving the services on 90 days’ notice, provided that if the party providing the services believes in good faith that, notwithstanding its reasonable commercial efforts, the termination will have a material adverse impact on the other services being provided, then the party providing services can dispute the termination, with the dispute being resolved through the dispute resolution generally applicable to the agreement. Further, in the event that the party receiving the services is unable to complete its transition efforts prior to the termination date established for any particular corporate service, the party receiving the services can extend the termination date for up to 30 additional days.
      Liability and Indemnification. The corporate services agreement provides that the provider of services will not be liable to the receiving party for or in connection with any services rendered or for any actions or inactions taken by a provider in connection with the provision of services, except to the extent of liabilities resulting from the provider’s gross negligence, willful misconduct, improper use or disclosure of customer information or violations of law and except for liabilities that arise out of intellectual property infringement. Additionally, the receiving party will indemnify the provider of services for any losses arising from the provision of services, provided that the amount of any losses will be reduced by the amount of the losses caused by the provider’s negligence, willful misconduct, violation of law, or breach of the agreement.
      Dispute Resolution Procedures. The agreement provides dispute resolution procedures that reflect the parties’ desire for friendly collaboration and amicable resolution of disagreements. In the event of a dispute, the matter is referred to the president (or similar position) of each of the divisions implicated for resolution within 15 days. If the division presidents of the parties are unable to resolve the dispute, the matter is referred to the presidents of FIS and our company for final resolution within 15 days. If the matter remains unresolved, then either party may submit the matter to arbitration. The dispute resolution procedures do not preclude either party from pursuing immediate injunctive relief in the event of any actual or threatened breach of confidentiality or infringement of intellectual property.

FNF Starter Repository and Back Plant Access Agreements
      Through an assignment by FNF to us of its rights and obligations under agreements between FNF and FIS, we will enter into agreements with FIS whereby certain FIS subsidiaries will be able to access and use certain title records owned by our title company subsidiaries. The FIS subsidiaries covered by the agreement will be granted access to (i) the database of previously issued title policies, which we refer to as the starter repository, and (ii) certain other physical title records and information, which we refer to as the back plant, and will be permitted to use the retrieved information solely in connection with the issuance of title insurance products that FIS offers as part of its business. The FIS subsidiaries that are covered by the agreement may create proprietary means of technical access to the starter repository (this does not apply to the back plant since the back plant consists of physical documents and records that cannot be accessed electronically). Our applicable title company subsidiary retains ownership of the starter repository, the back plant and all related programs, databases, and materials. FIS will pay fees to us for the access to the starter repository and the back plant and will reimburse our subsidiary for payment of certain taxes and government charges. FIS will also indemnify us for third party claims arising from any errors or omissions in the starter repository and the back plant or the provision of access under the agreements. In addition, FIS is responsible for costs incurred as a result of unauthorized access to the database and records. With regard to dispute resolution, if either FIS or we institutes an action against the other party for breach, such other party has the option, within 30 days of the notice of such action, to institute an arbitration proceeding and stay the other action.
      Duration and Termination. Each of the starter repository agreement and the back plant agreement are effective for a ten year period, with automatic renewal, and may be terminated by mutual agreement of the parties or upon five years’ prior written notice, except in the case of a default in performance, in which case the agreement may be terminated immediately if the default is not cured within 30 days after notice (with provisions that permit an extension of the 30-day cure period under certain circumstances). In addition, each of these agreements may be terminated in the event of a change of control of either FIS or us.

Lease Agreement
      We will enter into a lease agreement pursuant to which we will lease from FIS certain portions of FIS’ Jacksonville, Florida headquarters building. This lease arrangement will continue for a term of                     years. Lease terms will be commensurate with those found in the local real estate market and the pricing for this lease arrangement will be consistent with arm’s-length fees charged by unrelated parties.

Master Information Technology Services Agreement
      Through an assignment by FNF to us of its rights and obligations under a master information technology services agreement between FNF and FIS, we will enter into a master services agreement with FIS, pursuant to which FIS and its subsidiaries will provide various services to FNT and its affiliates, most of which services are similar in nature to the services that FIS has historically provided to us and to FNF, such as IT infrastructure support, data center management and software sales. Moreover, under the master services agreement, we have designated certain services as high priority critical services required for our business. These include: managed operations, network, email/messaging, network routing, technology center infrastructure, active directory and domains, systems perimeter security, data security, disaster recovery and business continuity. FIS has agreed to use reasonable best efforts to provide these core services without interruption throughout the term of the master services agreement, except for scheduled maintenance.
      Terms of Provision. The master services agreement sets forth the specific services to be provided under the master services agreement and provides for statements of work and amendment as necessary. FIS may provide the services itself or through one or more subcontractors that are approved by us, but it is fully responsible for compliance by each subcontractor with the terms of the master services agreement.

      The master services agreement includes, as part of the agreement, various base services agreements, each of which includes a specific description of the service to be performed as well as the terms, conditions, responsibilities and delivery schedules that apply to a particular service. Any new terms, conditions, responsibilities and delivery schedules that may be agreed to by the parties during the term of the agreement will be added as part of one of the base services agreements or the master services agreement itself. We can also request services that are not specified in the agreement. These additional services will be provided on terms that we propose to FIS and, if we can agree on the terms, a new statement of work or amendment will be executed. In addition, if requested by us, FIS will continue to provide, for an appropriate fee, services to us that are not specifically included in the master services agreement if those services were provided to us by FIS or its subcontractors in the past.
      The master services agreement provides for specified levels of service for each of the services to be provided, including any additional services that FIS agrees to perform pursuant to amendments to the agreement or additional statements of work. If FIS fails to provide service in accordance with the applicable service levels, then FIS is required to correct its failure as promptly as possible (and in any event, within five days of the failure recognition) at no cost to us. FIS is also required to use reasonable efforts to continuously improve the quality and efficiency of its performance. If either FIS or we find that the level of service for any particular service is inappropriate, ineffective or irrelevant, then the parties may review the service level and, upon agreement, adjust the level of service accordingly. We are permitted to audit FIS’ operations, procedures, policies and service levels as they apply to the services under the master services agreement. In addition, at least every year during the term of the master services agreement, FIS will conduct a customer satisfaction survey.
      FIS may provide the services under the master services agreement from one or more of its technology centers or other data centers that it designates within the United States. FIS must also maintain and enforce safety and security procedures that are at least equal to industry standards and are as rigorous as those in effect on the effective date of the agreement. The master services agreement contains provisions regarding privacy and confidentiality and requires each of the parties to use at least the same standard of care in the protection of confidential information of the other party as it uses in the protection of its own confidential or proprietary information.
      Duration and Effect of Termination. The services agreement will be effective for a term of five years unless earlier terminated in accordance with its terms. We will have the right to renew the master services agreement for a single one-year period or a single two-year period, by providing a written notice of our intent to renew at least six months prior to the expiration date. Upon receipt of a renewal notice, the parties will begin discussions regarding the terms and conditions that will apply for the renewal period, and if the parties have not reached agreement on the terms by the time the renewal period commences, then the agreement will be renewed for only one year on the terms as in effect at the expiration of the initial term. We may also terminate the master services agreement or any particular statement of work or base services agreement on six months’ prior written notice. In addition, if either party fails to perform its obligations under the master services agreement, the other party may terminate after the expiration of certain cure periods. We may also terminate the master services agreement if there is a change in our ownership or control, as more fully defined by the terms of the services agreement.
      Dispute Resolution Procedures. Disputes, controversies and claims under the services agreement will be referred to a management committee that includes representatives from both parties. If the management committee is unable to resolve the issue, the services agreement sets forth a procedure by which the issue is referred to and reviewed by increasingly senior members of our management and FIS’ management. If our senior management cannot resolve the issues with FIS’ senior management, then the dispute is referred to an independent arbitrator for resolution. However, we are required to continue to provide services during the period of any dispute or dispute resolution process.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
Historical Related-Party Transactions

Corporate Services
      Our results for 2004 and 2003 include allocations to FNF and FIS relating to the provision by us of corporate services to FNF and to FIS and its subsidiaries. These corporate services include accounting, internal audit and treasury, payroll, human resources, tax, legal, purchasing, risk management, travel, mergers & acquisitions, and general management. For the years ended December 31, 2004, 2003 and 2002, our expenses were reduced by $9.4 million, $9.2 million and $7.0 million, respectively, related to the provision of these corporate services by us to FNF and its subsidiaries (other than FIS and its subsidiaries). For the years ended December 31, 2004, 2003 and 2002, our expenses were reduced by $75.1 million, $39.5 million and $21.6 million, respectively, related to the provision of these corporate services by us to FIS and its subsidiaries. As described in “Our Arrangements with FNF,” prior to the distribution we will enter into agreements with FNF and FIS relating to the provision of corporate services following the distribution.

IT Services
      Included in our expenses for 2004 and 2003 are amounts paid to a subsidiary of FIS for the provision by FIS to us of IT infrastructure support, data center management and related IT support services. For 2004 and 2003, the amounts included in our expenses to FIS for these services were $56.6 million and $12.4 million respectively. Prior to September 2003, we performed these services ourselves and provided them to FIS. During 2003 and 2002, we received payments from FIS of $5.4 million and $5.8 million relating to these services that offset our other operating expenses. As described in “Our Arrangements with FNF,” prior to the distribution we will enter into an agreement with FIS relating to the provision of these IT-related services following the distribution.

Lease
      Included in our expenses for 2004 and 2003 are $2.8 million and $0.5 million, respectively, of rent expense paid to FIS for our corporate headquarters. We will enter into a lease agreement with FIS covering our rental of this space following the distribution. See “Our Arrangements with FNF.”

Agency Agreements
      In connection with the transactions that established FIS, effective as of November 1, 2004, Chicago Title Insurance Company (“CTI”), a Missouri-domiciled title insurer, and Fidelity National Title Insurance Company (“FNTIC”), a California-domiciled title insurer, each has entered in issuing agency contracts with four subsidiaries of FIS. Under these issuing agency contracts, the FIS subsidiaries act as title agents for CTI and FNTIC in various jurisdictions.
      Under the issuing agency contracts, the title agency appointments of the FIS subsidiaries are not exclusive and CTI and FNTIC each retain the ability to appoint other title agents and to issue title insurance directly. In addition, the issuance of all title insurance for which the FIS subsidiaries are the agents is subject to the terms set forth in the issuing agency contracts. We believe that rates, duties, liability and indemnification provisions comport with the terms and conditions generally applicable in similar arrangements between non-affiliated parties in the title industry.
      Subject to certain early termination provisions for cause, each of these agreements may be terminated upon five years’ prior written notice, which notice may not be given until after the fifth anniversary of the effective date of the agreement (thus effectively resulting in a minimum ten year term).
      Prior to November 1, 2004, these agency operations were conducted as divisions of certain of our title insurers. Our financial statements reflect amounts earned by and charged to us as a result of these arrangements. For the years ended December 31, 2004, 2003 and 2002, our financial statements reflect

$106.3 million, $284.9 million and $53.0 million, respectively, of agency title premiums generated by these operations, and related commissions paid of $93.6 million, $250.7 million and $46.7 million, respectively, representing a commission rate of 88% of premiums earned.

Cost Sharing Agreement
      Our subsidiary CTI is a party to a cost sharing agreement effective March 2005 with certain subsidiaries of FIS that are engaged in the lenders services business, including providing appraisal, title and closing services to residential mortgage originators and providing automated loan servicing (the “lenders services business”). Pursuant to this cost sharing agreement, CTI agrees to share certain costs and facilities relating to these lenders services businesses with various FIS subsidiaries. The costs shared include costs of the employees performing the services related to these businesses as well as the costs and expenses related to various facilities such as data processing, equipment, business property and communication equipment. The cost sharing agreement will terminate (i) as to all parties, upon the transfer of a particular company that is not part of our company from FNF to FIS, which transfer is contingent upon receipt of certain regulatory approvals, or (ii) as to CTI, at such time as various subsidiaries of FIS obtain the licenses necessary to enable them to operate all aspects of the lenders services business.

Agreements relating to Title Information
      We are party to several agreements with subsidiaries of FIS that relate to the maintenance or management of our title plants and the use of those title plants. These agreements are described below.

Title Plant Maintenance Agreement and Master Title Plant Access Agreement
      Certain of our title insurance company subsidiaries have entered into a title plant maintenance agreement with Property Insight, LLC, or Property Insight, a subsidiary of FIS. In connection therewith, one of our subsidiaries has also entered into a master title plant access agreement with Property Insight.
      Pursuant to the title plant maintenance agreement, Property Insight manages certain title plant assets of these title insurance company subsidiaries. These management services include keeping the title plant assets current and functioning on a daily basis. Property Insight’s management services also include updating, compiling, extracting, manipulating, purging, storing and processing title plant data so that the title plant database is current, accurate and accessible, through an efficient and organized access system. In performing these functions, Property Insight may make use of the software systems licensed to it from these subsidiaries, but it may also utilize proprietary systems, software, technologies and methodologies that have been developed, or will be developed, by Property Insight. We have no ownership or other right or title to these proprietary systems and methodologies (except in certain limited circumstances in the event of a termination of a title plant maintenance agreement, as a result of a default by, or termination by, Property Insight). Property Insight may also use these proprietary systems and methodologies in the title plant management services it may provide to other third party customers. In exchange for its management services, Property Insight has perpetual, irrevocable, transferable and nonexclusive worldwide licensed access to the title plants owned by these subsidiaries, together with certain software relating thereto, and it is able to sell this title plant access to third party customers and earn all revenue generated from the use of those assets by third party customers. In addition, Property Insight earns fees from providing access to updated and organized title plant databases to our subsidiaries through the master title plant access agreement described below. In consideration for the licensed access to the title plants and related software, Property Insight must pay a royalty to each of our title insurance company subsidiaries who are parties to the title plant maintenance agreement, in an amount equal to 2.5% to 3.75% of the revenues generated from the licensed access to the title plants and related software.
      Pursuant to the master title plant access agreement, our subsidiaries have access to all title plants to which Property Insight has access or right to access, including the title plants owned by certain of our subsidiaries. In consideration for this access and use, our subsidiaries pay access fees to Property Insight.

      Under the title plant maintenance agreement, Property Insight has no liability to our subsidiaries who are parties to the title plant maintenance agreement for any error in the information provided in the performance of its services, except in the event of Property Insight’s gross negligence or willful misconduct. Property Insight accepts no liability under the master title plant access agreement for any errors in the title plant information.
      The title plant maintenance agreement is effective for a ten year period, with automatic renewal, and may be terminated by mutual agreement of the parties or upon five years’ prior written notice, except in the case of a default in performance, in which case the agreement may be terminated immediately if the default is not cured within 30 days after notice (with provisions that permit an extension of the 30-day cure period under certain circumstances). In addition, the title plant maintenance agreement may be terminated in the event of a change of control of either Property Insight or our subsidiaries who are parties to the title plant maintenance agreement. So long as Property Insight does not cause the termination of a title plant maintenance agreement (either through notice of termination or by defaulting on its obligations or otherwise), Property Insight will retain a copy of the title plant database and related software as well as the right to use the software and sell access to the title plant database to third party customers. The termination provisions of the master title plant access agreement are in general similar to those of the title plant maintenance agreement.
      The foregoing agreements became effective November 1, 2004 in connection with the establishment of FIS. Prior to that time, Property Insight was a division of our company. When FIS was established, the assets, liabilities and operations of Property Insight were transferred to FIS. For 2004, 2003 and 2002, our payments to FIS under these arrangements were $28.9 million, $28.2 million and $24.3 million, respectively. For 2004 revenues from the royalty payable by FIS were $0.3 million.

Title Plant Management Agreement
      We have entered into a management agreement effective March 2005 with Property Insight, pursuant to which Property Insight manages title plant assets for one of our subsidiaries, Ticor Title Insurance Company of Florida (“Ticor-FL”). These management services include overseeing and supervising the title plant maintenance process (such as updating and purging), but do not include full responsibility for keeping the title plant assets current and functioning on a daily basis. Ticor-FL maintains all ownership rights over the title plants and its proprietary systems and methodologies used in the title plant maintenance process. Under this agreement, Property Insight’s use of these proprietary systems and methodologies and access to Ticor-FL’s title plants is limited to use and access necessary to perform its management obligations under the agreement. Property Insight is paid a management fee equal to 20% of the actual costs incurred by Ticor-FL for maintaining its title plants.
      Under the title plant management agreement, Property Insight has no liability to the Ticor-FL in the performance of its services, except in the event of Property Insight’s gross negligence or willful misconduct.
      The title plant management agreement is effective for a ten year period, with automatic renewal, and may be terminated by mutual agreement of the parties or upon five years’ prior written notice, except in the case of a default in performance, in which case the agreement may be terminated immediately if the default is not cured within 30 days after notice (with provisions that permit an extension of the 30-day cure period under certain circumstances). In addition, the title plant management agreement may be terminated in the event of a change of control of either Property Insight or Ticor-FL.

Tax Sharing Agreements.
      FNF and each of our title insurance subsidiaries are parties to various tax sharing agreements, which govern the respective rights, responsibilities, and obligations of FNF and those subsidiaries with respect to tax liabilities and refunds, tax attributes, other matters regarding income taxes and related tax returns. These tax sharing agreements have been in effect for varying periods of time prior to the distribution and have been filed with the respective insurance regulators of the title insurance subsidiaries.

      Allocation of Tax Liability. The tax sharing agreements generally provide for the allocation and payment of taxes for periods during which the respective title insurance subsidiaries and FNF are included in the same consolidated group for federal income tax purposes or the same consolidated, combined or unitary returns for state tax purposes. For periods during which the respective title insurance subsidiaries are included in FNF’s consolidated federal income tax returns or state consolidated, combined, or unitary tax returns, each of the title insurance subsidiaries generally is required to pay an amount of income tax equal to the amount it would have paid had it filed tax returns as a separate entity. Each title insurance subsidiary is also responsible in the future for any increases of consolidated tax liability of FNF that are attributable to the title insurance subsidiary and will be entitled to refunds for reductions of tax liabilities attributable to it for prior periods. Each title insurance subsidiary will be included in FNF’s consolidated group for federal income tax purposes so long as FNF beneficially owns, directly or indirectly, at least 80% of the total voting power and value of the title insurance subsidiary’s outstanding common stock. Each corporation that is a member of a consolidated group during any portion of the group’s tax year is severally liable for the federal income tax liability of the group for that year. As a result, the title insurance subsidiaries could be liable in the event federal tax liability allocated to FNF is incurred but not paid by FNF or any other member of FNF’s consolidated group for FNF’s tax years that include these periods.

Software License Agreements
      Certain FIS subsidiaries have licensed proprietary software and provide maintenance services to certain of our subsidiaries for annual fees under individual license agreements. Our expenses for these items were $5.8 million, $2.6 million and $1.3 million in 2004, 2003 and 2002, respectively.

Equipment Leases
      We lease certain business equipment to FIS. Our revenues from these leases were $8.4 million, $7.3 million and $6.7 million in 2004, 2003 and 2002, respectively.

Master Loan Agreement
      We are parties to a master loan agreement under which our title insurance subsidiaries have made certain loans to FNF. These loans are evidenced by notes that amounted to $22.8 million at December 31, 2004. The notes amortize in equal principal amounts annually with final maturity in 2010 and bear interest at a variable rate that at December 31, 2004 was equal to 2.66%. We have no commitment to make further loans under this arrangement.

Cross Conveyance and Joint Ownership and Development Agreements
      One of our subsidiaries is a party to a joint development agreement with an FIS subsidiary whereby the FIS subsidiary provides development services for proprietary software to be used in connection with the title plants owned by our title insurance subsidiaries. Upon delivery by the FIS subsidiary of software that meets acceptance criteria, both parties will jointly own the developed software.
      One of our subsidiaries is a party to a joint ownership agreement with an FIS subsidiary whereby the parties have conveyed their respective interests in certain proprietary software such that both parties are the joint owners of the software. The parties have also entered into a development agreement to further develop the jointly owned software.
OWNERSHIP OF COMMON STOCK
      Prior to the completion of this distribution, all shares of our common stock were owned by FNF. Upon the completion of this distribution, FNF will beneficially own approximately 82.5% of our outstanding common stock in the form of 100% of our Class B Common Stock.
      Except for FNF, no person will beneficially own any of our outstanding common stock prior to completion of this distribution, and we are not aware of any person other than FNF who will beneficially own 5% or more of our common stock upon completion of this distribution. Our directors and officers do not currently own any of our common stock, although they will receive options to purchase shares upon the completion of the distribution. Further, in the event of the distribution those who own shares of FNF common stock will be treated on the same terms as any other holders of FNF common stock. See “Management — Stock Ownership of Directors and Executive Officers” for information about the ownership of FNF common stock by our directors and executive officers.
DESCRIPTION OF CAPITAL STOCK
      The following description of select provisions of our certificate of incorporation, our bylaws, and of the Delaware General Corporation Law is necessarily general and does not purport to be complete. This summary is qualified in its entirety by reference in each case to the applicable provisions of our certificate of incorporation and bylaws, which are filed as exhibits to our registration statement of which this prospectus forms a part, and to the provisions of Delaware law.
General
      Our authorized capital stock will consist of 200 million shares of Class A Common Stock, 200 million shares of Class B Common Stock and one million shares of preferred stock. Immediately after the completion of this distribution,                      shares of Class A Common Stock will be outstanding and            shares of Class B Common Stock will be outstanding.
Common Stock
      Holders of our common stock are entitled to receive such dividends as may be declared by our board of directors out of funds legally available therefor. See “Dividend Policy.” Holders of our Class A Common Stock are entitled to one vote per share on all matters on which the holders of common stock are entitled to vote and do not have any cumulative voting rights. Holders of Class B Common Stock will be entitled to ten votes per share of Class B Common Stock held. In the event of our liquidation or dissolution, holders of our common stock would be entitled to share equally and ratably in our assets, if any, remaining after the payment of all liabilities and the liquidation preference of any outstanding class or series of preferred stock. The shares of common stock issued by us in the distribution will be fully paid and nonassessable. The rights and privileges of holders of our common stock are subject to the rights and preferences of the holders of any series of preferred stock that we may issue in the future, as described below.
Class B Common Stock
      The Class A Common Stock and Class B Common Stock have identical rights and privileges, except with regard to voting rights as described above and the following conversion provisions. The Class B Common Stock will be convertible into shares of Class A Common Stock at a one-to-one conversion ratio as follows:

•	the holder of any share of Class B Common Stock may elect at any time, and at such holder’s sole option, to convert such share into one fully paid and nonassessable share of Class A Common Stock;

•	if at any time FNF and its affiliates collectively own less than 40% of the total number of issued and outstanding shares of capital stock of FNT, each issued and outstanding share of Class B Common Stock will automatically be converted into one share of Class A Common Stock; or

•	upon the transfer of any share of Class B Common Stock to a person other than FNF or an affiliate of FNF (excluding certain permitted transfers), such share will automatically be converted into one fully paid and nonassessable share of Class A Common Stock.

      Notwithstanding the foregoing, FNF may transfer shares of Class B Common Stock (without conversion into Class A Common Stock) if such transfer is effected as part of a distribution by FNF of shares of Class B Common Stock to its shareholders in a tax-free “spinoff” under Section 355(a) of the Internal Revenue Code of 1986, as amended, and any subsequent transfer of such shares will not cause such shares to convert into Class A Common Stock.
Authorized Preferred Stock
      Subject to the approval by holders of shares of any class or series of preferred stock, to the extent such approval is required, our board of directors will have the authority following the distribution to issue preferred stock in one or more series and to fix the number of shares constituting any such series and the designations, powers, preferences, limitations and relative rights, including dividend rights, dividend rate, voting rights, terms of redemption, redemption price or prices, conversion rights and liquidation preferences of the shares constituting any series, without any further vote or action by stockholders.
Certain Provisions of our Certificate of Incorporation, Bylaws and Delaware Law
      A number of provisions of our certificate of incorporation and our bylaws deal with matters of corporate governance and the rights of stockholders. The following discussion is a general summary of select provisions of our certificate of incorporation, our bylaws and certain Delaware laws that might be deemed to have a potential “anti-takeover” effect. These provisions may have the effect of discouraging a future takeover attempt which is not approved by our board of directors but which individual stockholders may deem to be in their best interest or in which stockholders may be offered a substantial premium for their shares over then current market prices. As a result, stockholders who might desire to participate in such a transaction may not have an opportunity to do so. Such provisions will also render the removal of the incumbent board of directors or management more difficult.
      Common Stock. Our unissued shares of authorized Class A and Class B Common Stock will be available for future issuance without additional stockholder approval. While the authorized but unissued shares are not designed to deter or prevent a change of control, under some circumstances we could use the authorized but unissued shares to create voting impediments or to frustrate persons seeking to effect a takeover or otherwise gain control by, for example, issuing those shares in private placements to purchasers who might side with our board of directors in opposing a hostile takeover bid.
      Preferred Stock. The existence of authorized but unissued preferred stock could reduce our attractiveness as a target for an unsolicited takeover bid since we could, for example, issue shares of the preferred stock to parties that might oppose such a takeover bid or issue shares of the preferred stock containing terms the potential acquiror may find unattractive. This ability may have the effect of delaying or preventing a change of control, may discourage bids for our common stock at a premium over the market price of our common stock, and may adversely affect the market price of, and the voting and the other rights of the holders of, our common stock.
      Classified Board of Directors and Related Provisions. Our certificate of incorporation provides that our board of directors must be divided into three classes of directors (each class containing approximately one-third of the total number of directors) serving staggered three-year terms. As a result, approximately one-third of our board of directors will be elected each year. This classified board provision will prevent a third party who acquires control of a majority of our outstanding voting stock from obtaining control of our board of directors until the second annual stockholders meeting following the date the acquiror obtains the controlling interest. The number of directors constituting our board of directors is determined from time to time by our board of directors. Our certificate of incorporation also provides that directors may be removed only for “cause” by the affirmative vote of the holders of a majority of all outstanding voting stock entitled to vote. This provision, in conjunction with the provisions of our certificate of incorporation authorizing our board of directors to fill vacancies on the board, will prevent stockholders from removing incumbent directors without cause and filling the resulting vacancies with their own nominees.

      No Stockholder Action by Written Consent; Special Meetings. Our certificate of incorporation permits our stockholders to act by written consent without a meeting as long as FNF owns more than 50% of our voting stock. Once FNF ceases to own that percentage of our voting stock, our certificate of incorporation provides that stockholder action can be taken only at an annual or special meeting of stockholders and cannot be taken by written consent in lieu of a meeting. Our certificate of incorporation also provides that, except as otherwise required by law, special meetings of the stockholders can only be called by a majority of our entire board of directors or our president. Stockholders may not call a special meeting or require that our board of directors call a special meeting of stockholders.
      Advance Notice Requirements for Stockholder Proposals and Director Nominees. Our bylaws provide that, if one of our stockholders desires to submit a proposal or nominate persons for election as directors at an annual stockholders’ meeting, the stockholder’s written notice must be received by us not less than 120 days prior to the anniversary date of the date of the proxy statement for the immediately preceding annual meeting of stockholders. However, if the annual meeting is called for a date that is not within 30 days before or after such anniversary date, notice by a stockholder must be received by us not later than the close of business on the 10th day following the day on which public disclosure of the date of the annual meeting was made. The notice must describe the proposal or nomination and set forth the name and address of, and stock held of record and beneficially by, the stockholder. Notices of stockholder proposals or nominations must set forth the reasons for the proposal or nomination and any material interest of the stockholder in the proposal or nomination and a representation that the stockholder intends to appear in person or by proxy at the annual meeting. Director nomination notices must set forth the name and address of the nominee, arrangements between the stockholder and the nominee and other information required under Regulation 14A of the Exchange Act. The presiding officer of the meeting may refuse to acknowledge a proposal or nomination not made in compliance with the procedures contained in our bylaws. The advance notice requirements regulating stockholder nominations and proposals may have the effect of precluding a contest for the election of directors or the introduction of a stockholder proposal if the requisite procedures are not followed and may discourage or deter a third-party from conducting a solicitation of proxies to elect its own slate of directors or to introduce a proposal.
      Voting Requirements on Amending our Certificate of Incorporation or Bylaws. Our certificate of incorporation and our bylaws provide that amendments to certain provisions of our bylaws, including those related to stockholder proposals and calling special meetings of stockholders, must be approved by both our board of directors and by the vote, at a regular or special stockholders’ meeting, of the holders of at least two-thirds of the votes entitled to be cast by the holders of all our capital stock then entitled to vote. All other amendments to our bylaws require either: (i) approval by a majority of our entire board of directors (without stockholder consent) or (ii) the vote, at a regular or special stockholders’ meeting, of the holders of at least two-thirds of the votes entitled to be cast by the holders of all our capital stock then entitled to vote. In addition, our certificate of incorporation provides that amendments to certain provisions of our certificate of incorporation, including those relating to the classified board, removal of directors, calling special meetings and no stockholder action by written consent, must be approved by the vote, at a regular or special stockholders’ meeting, of the holders of at least two-thirds of the votes entitled to be cast by the holders of all of our capital stock then entitled to vote (in addition to the approval of our board of directors).
      Business Combination Statute. Following the distribution, we will be subject to Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder, unless the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns or within three years prior to the determination of interested stockholder status did own, 15% or more of a corporation’s voting stock.

Because we were not subject to Section 203 prior to the distribution, following the distribution FNF would not be considered an interested stockholder.
Provisions of our Certificate of Incorporation Relating to Corporate Opportunities
      Certificate of Incorporation. In order to address potential conflicts of interest between us and FNF, our certificate of incorporation contains provisions regulating and defining the conduct of our affairs as they may involve FNF and its officers and directors. Our certificate of incorporation provides that, subject to any written agreement to the contrary, FNF will have no duty to refrain from engaging in the same or similar activities or lines of business as us, and, except as set forth in our certificate of incorporation, neither FNF nor its officers or directors will be liable to us or our stockholders for any breach of any fiduciary duty due to any such activities of FNF. In the event that FNF acquires knowledge of a potential transaction or matter which may be a corporate opportunity for both FNF and us, FNF, to the fullest extent permitted by law, will have no duty to communicate or offer the corporate opportunity to us and will, to the fullest extent permitted by law, not be liable to us or our stockholders for breach of any fiduciary duty by reason of the fact that FNF pursues or acquires that corporate opportunity for itself, directs it to another person or does not communicate information regarding it to us.
      Our certificate of incorporation further provides that if one of our directors or officers who is also a director or officer of FNF acquires knowledge of a potential transaction or matter that may be a corporate opportunity for both FNF and us, the director or officer will have satisfied his or her fiduciary duty to us and our stockholders with respect to that corporate opportunity if he or she acts in a manner consistent with the following policy:

•	a corporate opportunity offered to any person who is an officer of ours and who is also a director but not an officer of FNF, will belong to us unless the opportunity is expressly offered to that person in a capacity other than such person’s capacity as one of our officers, in which case it will not belong to us;

•	a corporate opportunity offered to any person who is a director but not an officer of ours, and who is also a director or officer of FNF, will belong to us only if that opportunity is expressly offered to that person in that person’s capacity as one of our directors; and

•	a corporate opportunity offered to any person who is an officer of both FNF and us will belong to us only if that opportunity is expressly offered to that person in that person’s capacity as one of our officers.
      Our certificate of incorporation provides that if a director of either company is also chairman of the board of directors of that company, then that person will be deemed to also be an officer of that company. Notwithstanding these provisions, our certificate of incorporation does not prohibit us from pursuing any corporate opportunity of which we become aware.
      These provisions in our certificate of incorporation will no longer be effective on the date that (i) FNF ceases to beneficially own our common stock representing at least 20% of the total voting power of all classes of our outstanding capital stock entitled to vote generally in the election of directors and (ii) none of our directors or officers are also directors or officers of FNF.
Limitations on Director Liability
      Under the Delaware General Corporation Law, we may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), by reason of the fact that he or she is or was our director, officer, employee or agent, or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to our best interests, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. In addition, Section 102(b)(7) of the Delaware General Corporation Law provides that a certificate of incorporation may contain a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law (relating to liability for unauthorized acquisitions or redemptions of, or dividends on, capital stock), or (iv) for any transaction from which the director derived an improper personal benefit. Our certificate of incorporation contains the provisions permitted by Section 102(b)(7) of the Delaware General Corporation Law.
Distribution Agent, Transfer Agent and Registrar
      The distribution agent, transfer agent and registrar for our common stock is                                              .
SHARES ELIGIBLE FOR FUTURE SALE
      All shares distributed to FNF stockholders in the distribution will be freely tradable without restriction or further registration under the Securities Act, except that any shares received in the distribution by our “affiliates,” as that term is defined in Rule 144 under the Securities Act, may generally only be sold in compliance with the limitations of Rule 144 described below.
Rule 144
      In general, under Rule 144 as currently in effect, an affiliate would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	1% of the number of shares of common stock then outstanding; or

•	the average weekly trading volume of the common stock on the New York Stock Exchange during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.
      Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.
Registration Rights
      As described in “Our Arrangements with FNF — Registration Rights Agreement,” we have entered into a registration rights agreement with FNF. We do not have any other contractual obligations to register our common stock.
UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS
      The following summary describes the principal United States federal income tax consequences generally applicable to an FNF stockholder that receives FNT shares in the distribution. This summary is based on the United States Internal Revenue Code of 1986, as amended (the “Code”), the Treasury Regulations promulgated thereunder, and judicial and administrative interpretations thereof, all as in effect on the date of this circular and all of which are subject to change (possibly on a retroactive basis).
      A “United States Holder” is a beneficial owner of FNF common stock that is a citizen or resident individual of the United States, a corporation or any other entity taxable as a corporation, in either case organized in or under the laws of the United States or any state or political subdivision thereof, or an estate or trust that is subject to United States federal income taxation without regard to the source of its income. A United States Holder does not include, and this discussion does not address the tax consequences to, certain persons subject to special provisions of United States federal income tax law, such as tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, partnerships, real estate investment trusts, regulated investment companies, broker-dealers, persons who hold their shares as part of a straddle, a hedge, a constructive sale or a conversion transaction, holders of FNF shares whose functional currency is other than the United States dollar, pass-through entities and investors therein, persons who acquired their stock through the exercise of employee stock options or otherwise as compensation, or persons who hold their shares as ordinary assets and not as capital assets.
      A “Non-United States Holder” is a beneficial owner of FNF common stock that holds such stock as a capital asset and that is in general an individual, corporation, estate, or trust other than an individual who is a citizen or resident of the United States; a corporation (or an entity taxed as a corporation for United States federal income tax purposes) created or organized in the United States or under the laws of the United States or any subdivision thereof; an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source; or a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust.
      This summary does not address all of the United States federal income tax consequences that may be relevant to the particular circumstances of an FNF stockholder that receives FNT stock in the distribution, nor does it address the effect of any foreign, state or local tax law on an FNF stockholder that receives FNT stock in the distribution.
      This summary is for general information purposes only and is not intended to be, and should not be construed to be, legal or tax advice to any particular shareholder. Consequently, FNF shareholders are advised to consult their own tax advisors to determine the particular tax consequences of the distribution, and of acquiring, exchanging, holding or disposing of shares of FNT common stock.
Tax Consequences of the Distribution to United States Holders
      FNF will report the distribution as a taxable distribution in which each FNF stockholder receives an amount equal to the fair market value, at the time of the distribution, of the FNT shares the stockholder receives plus the amount of any cash received in lieu of fractional shares of FNT common stock (the “Distribution Amount”). Assuming that there will be a public market for the FNT stock at the time of the distribution, the fair market value of an FNT share to a stockholder is expected to be the average of the high and low trading price on the date of the distribution, or if such date is not a trading day, on the first trading day following the distribution. However, if the Distribution Amount exceeds the FNF shareholder’s allocable share of FNF’s current and accumulated earnings and profits for federal income tax purposes determined as of the end of the FNF’s fiscal year ending December 31, 2005, the excess generally will be treated first as a basis-reducing, tax-free return of capital to the extent of the shareholder’s basis in his or her FNF common stock, and after this basis is reduced to zero, as capital gain. FNF’s management has advised that, based on the information currently available, FNF’s accumulated earnings and profits at December 31, 2005 is expected to be large enough that the Distribution Amount will not exceed the Holder’s allocable share of such earnings and profits.
      The Distribution Amount is expected to constitute “qualified dividend income” for United States federal income tax purposes, subject to certain holding period requirements. Each corporate holder of FNF common stock (other than S corporations) receiving FNT shares and recognizing dividend income would be entitled to the dividends-received deduction (generally 70%) with respect to the dividends, subject to certain holding period requirements.
      The Distribution Amount also may be considered an “extraordinary dividend” under the United States federal income tax rules depending on the facts and circumstances of the shareholder. Treatment of the Distribution Amount as an extraordinary dividend may affect a corporate shareholder’s basis in its FNF stock, or, with respect to individual shareholders, may affect the tax characterization of a sale of his or her FNF shares.

      An FNF shareholder’s tax basis in the FNT shares received in the distribution would equal the fair market value of the FNT common stock on the date of the distribution, and the shareholder’s holding period in the stock would begin the day after the distribution.
Individual Reporting and Backup Withholding
      In early 2006, each individual recipient of FNT shares in the distribution will receive an IRS Form 1099-DIV reflecting the Distribution Amount. An FNF stockholder may be subject to backup withholding at a rate of 28% of amounts paid to the shareholder, unless the shareholder, before the distribution, has provided his or her correct taxpayer identification number on an IRS Form W-9 or a substitute therefor. Any amounts withheld under the backup withholding rules may be allowed as a refund or credit against such shareholder’s United States federal income tax liability provided the required information is furnished to the IRS.
Tax Consequences of the Distribution to Non-United States Holders
      A Non-United States Holder generally will be subject to withholding of United States federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, if the distribution is effectively connected with the conduct of a trade or business within the United States or is attributable to a permanent establishment in the event such standard applies to the Non-United States Holder under an applicable tax treaty with the United States, the distribution will not be subject to the withholding tax, but instead will be subject to United States federal income tax on a net income basis at applicable graduated individual or corporate rates. Certain certification and disclosure requirements must be satisfied for effectively connected income to be exempt from withholding. Any dividends received by a foreign corporation subject to United States federal income tax on a net basis may, under specific circumstances, be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.
      A Non-United States Holder who wishes to claim the benefit of an applicable treaty rate (and avoid backup withholding as discussed below) for dividends, will be required to (a) complete IRS Form W-8BEN (or other applicable form) and certify under penalties of perjury that such holder is not a United States person, or (b) if the common stock is held through certain foreign intermediaries, satisfy the relevant certification requirements of applicable United States Treasury regulations. Special certification and other requirements apply to certain Non-United States Holders that are entities rather than individuals.
      A Non-United States Holder eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty may obtain a refund of any excess amount withheld by filing an appropriate claim for refund with the IRS.
Gain of Disposition of Common Stock
      A Non-United States Holder generally will not be subject to United States federal income or withholding tax with respect to gain recognized on a sale or other disposition of common stock unless (i) the gain is effectively connected with a trade or business of the Non-United States Holder in the United States, and, where a tax treaty applies, is attributable to a United States permanent establishment of the Non-United States Holder; (ii) in the case of a Non-United States Holder who is an individual and holds the common stock as a capital asset, such holder is present in the United States for 183 or more days in the taxable year of the sale or other disposition and certain other conditions are met; or (iii) FNF is at the time of the distribution or has been a “United States real property holding corporation” for United States federal income tax purposes. FNF believes it is not, has not been, and will not be at the time of the distribution a “United States real property holding corporation” for United States federal income tax purposes.

Federal Estate Tax
      FNT stock held by an individual Non-United States Holder at the time of death will be included in such holder’s gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.
Individual Reporting and Backup Withholding
      FNF must report annually to the IRS and to each individual Non-United States Holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding also may be made available to the tax authorities in the country in which the Non-United States Holder resides under the provisions of an applicable income tax treaty.
      A Non-United States Holder will be subject to backup withholding unless applicable certification requirements are met. Information reporting and, depending on the circumstances, backup withholding, will apply to the proceeds of a sale of FNT stock within the United States or conducted through the United States related financial intermediaries unless the beneficial owner certifies under penalties of perjury that it is a Non-United States Holder (and the payor does not have actual knowledge or reason to know that the beneficial owner is not a United States person) or the holder otherwise establishes an exemption. Any amounts withheld under the backup withholding rules may be allowed as a refund or credit against such holder’s United States federal income tax liability provided the required information is furnished to the IRS.
      THE PRECEDING DISCUSSION OF CERTAIN MATERIAL U.S. FEDERAL INCOME AND ESTATE TAX CONSEQUENCES IS GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE. ACCORDINGLY, EACH NON-U.S. HOLDER SHOULD CONSULT THAT NON-U.S. HOLDER’S OWN TAX ADVISER AS TO THE PARTICULAR TAX CONSEQUENCES TO IT OF PURCHASING, HOLDING, OR DISPOSING OF OUR COMMON STOCK, INCLUDING THE APPLICABILITY OF ANY STATE, LOCAL, OR FOREIGN TAX LAWS, AND OF ANY CHANGES OR PROPOSED CHANGES IN APPLICABLE LAW.
LEGAL MATTERS
      The validity of the shares of common stock distributed hereby will be passed upon for us by LeBoeuf, Lamb, Greene & MacRae LLP.
EXPERTS
      The combined financial statements and schedule of Fidelity National Title Group, Inc. and subsidiaries, as of December 31, 2004, and 2003, and for each of the years in the three-year period ended December 31, 2004, have been included herein and in the registration statement in reliance upon the reports of KPMG LLP, an independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing. The audit report on the combined financial statements refers to the adoption effective January 1, 2003 of Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation,” related to stock-based employee compensation.
ADDITIONAL INFORMATION
      We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act with respect to the common stock we will distribute under this prospectus. This prospectus does not contain all of the information included in the registration statement and the exhibits and schedules to the registration statement. For further information with respect to us and our common stock, please refer to the registration statement, including its exhibits and schedules, which you may inspect and obtain copies of at prescribed rates at the public reference facilities of the Securities and Exchange Commission at the addresses provided below.
      Upon completion of this distribution, we will become subject to the information and periodic reporting requirements of the Securities Exchange Act of 1934, and, under that Act, we will file reports, proxy statements and other information with the Securities and Exchange Commission. You may inspect those reports, proxy statements and other information and the registration statement and its exhibits and schedules, without charge, and you may make copies of them at prescribed rates at the public reference facilities of the Securities and Exchange Commission’s principal office at 100 F Street, N.E., Washington, D.C. 20549. The public may obtain information on the operation of the Securities and Exchange Commission’s public reference facilities by calling the Securities and Exchange Commission in the United States at 1-800-SEC-0330. The Securities and Exchange Commission also maintains a web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Securities and Exchange Commission.

When the transactions referred to in Note A of the Notes to Combined Financial Statements have been consummated, we will be in a position to render the following report.

/s/ KPMG LLP
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors
Fidelity National Title Group, Inc.:
      We have audited the accompanying Combined Balance Sheets of Fidelity National Title Group, Inc. and subsidiaries as of December 31, 2004 and 2003, and the related Combined Statements of Earnings, Equity and Comprehensive Earnings and Cash Flows for each of the years in the three-year period ended December 31, 2004. These Combined Financial Statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these Combined Financial Statements based on our audits.
      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, the Combined Financial Statements referred to above present fairly, in all material respects, the financial position of Fidelity National Title Group, Inc. and subsidiaries as of December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2004 in conformity with U.S. generally accepted accounting principles.
      The Combined Financial Statements for 2002 were prepared using Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees,” to record stock-based employee compensation. As discussed in Note A to the Combined Financial Statements, effective January 1, 2003, the Company adopted the fair value recognition provisions of SFAS No. 123, “Accounting for Stock-Based Compensation”, to record stock-based employee compensation, applying the prospective method of adoption in accordance with SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure.”
Jacksonville, Florida
July 1, 2005, except for Note A which is as of                     , 2005

FIDELITY NATIONAL TITLE GROUP, INC. AND SUBSIDIARIES
COMBINED BALANCE SHEETS

	As of December 31,

	2004	2003

	(In thousands)
ASSETS
Investments:
Fixed maturities available for sale, at fair value, at December 31, 2004 and 2003 includes $265,639 and $262,193, respectively, of pledged fixed maturity securities related to secured trust deposits	$2,174,817	$1,615,704
Equity securities, at fair value	115,070	65,407
Other long-term investments	21,219	17,596
Short-term investments, at December 31, 2004 and 2003 includes $280,351 and $185,956, respectively, of pledged short-term investments related to secured trust deposits	508,383	811,475

Total investments	2,819,489	2,510,182
Cash and cash equivalents, at December 31, 2004 and 2003 includes $195,200 and $231,142, respectively, of pledged cash related to secured trust deposits	268,414	395,857
Trade receivables, net of allowance of $11,792 in 2004 and $12,833 in 2003	145,447	132,579
Notes receivable, net of allowance of $1,740 in 2004 and $1,555 in 2003 and includes notes from related parties of $22,800 in 2004 and $26,598 in 2003	39,196	41,358
Goodwill	959,600	920,278
Prepaid expenses and other assets	311,730	296,942
Title plants	301,610	280,024
Property and equipment, net	164,916	161,368
Due from FNF	63,689	44,076

	$5,074,091	$4,782,664

LIABILITIES AND EQUITY
Liabilities:
Accounts payable and accrued liabilities	$603,705	$591,535
Notes payable	22,390	54,259
Reserve for claim losses	980,746	932,439
Secured trust deposits	735,295	671,882
Deferred tax liabilities	51,248	60,875

	2,393,384	2,310,990
Minority interests	3,951	2,488
Equity:
Investment by FNF	2,719,056	2,481,038
Accumulated other comprehensive loss	(42,300)	(11,852)

	2,676,756	2,469,186

	$5,074,091	$4,782,664

See Notes to Combined Financial Statements.

FIDELITY NATIONAL TITLE GROUP, INC. AND SUBSIDIARIES
COMBINED STATEMENTS OF EARNINGS

	Year Ended December 31,

	2004	2003	2002

	(In thousands)
Revenue:
Direct title insurance premiums	$2,003,447	$2,105,317	$1,557,769
Agency title insurance premiums, includes $106.3 million, $284.9 million and $53.0 million of premiums from related parties in 2004, 2003 and 2002, respectively (see Note A)	2,714,770	2,595,433	1,989,958

Total title premiums	4,718,217	4,700,750	3,547,727
Escrow and other title related fees, includes $8.4 million, $7.3 million and $6.7 million of revenue from related parties in 2004, 2003 and 2002, respectively (see Note A)	1,039,835	1,058,729	790,787

Total title and escrow	5,758,052	5,759,479	4,338,514
Interest and investment income, includes $1.0 million, $0.7 million and $0.5 million of interest revenue from related parties in 2004, 2003 and 2002, respectively (see Note A)	64,885	56,708	72,305
Realized gains and losses, net	22,948	101,839	584
Other income	43,528	52,689	55,927

	5,889,413	5,970,715	4,467,330

Expenses:
Personnel costs, excludes $34.5 million, $14.8 million and $9.9 million of personnel costs allocated to related parties in 2004, 2003 and 2002, respectively (see Note A)	1,680,805	1,692,895	1,260,070
Other operating expenses, includes $43.9 million, $4.4 million and $1.2 million of other operating expenses from related parties net of amounts allocated to related parties in 2004, 2003 and 2002, respectively (see Note A)	849,554	817,597	633,193
Agent commissions, includes agent commissions of $93.6 million, $250.7 million and $46.7 million paid to related parties in 2004, 2003 and 2002, respectively (see Note A)	2,117,122	2,035,810	1,567,112
Depreciation and amortization	95,718	79,077	53,042
Provision for claim losses	259,402	248,834	175,963
Interest expense	3,885	4,582	8,586

	5,006,486	4,878,795	3,697,966

Earnings before income taxes and minority interest	882,927	1,091,920	769,364
Income tax expense	323,598	407,736	276,970

Earnings before minority interest	559,329	684,184	492,394
Minority interest	1,165	859	624

Net earnings	$558,164	$683,325	$491,770

See Notes to Combined Financial Statements.

FIDELITY NATIONAL TITLE GROUP, INC. AND SUBSIDIARIES
COMBINED STATEMENTS OF EQUITY AND COMPREHENSIVE EARNINGS

		Accumulated Other
	Investment by	Comprehensive		Comprehensive
	FNF	Earnings (Loss)	Total Equity	Earnings (Loss)

	(In thousands)
Balance, December 31, 2001	$1,740,917	$470	$1,741,387	$—
Other comprehensive loss-minimum pension liability adjustment — net of tax	—	(15,871)	(15,871)	(15,871)
Other comprehensive earnings-unrealized gain on investments — net of tax	—	26,882	26,882	26,882
Net contribution of capital	144,016	—	144,016
Dividend to FNF	(153,700)	—	(153,700)
Net earnings	491,770	—	491,770	491,770

Balance, December 31, 2002	2,223,003	11,481	2,234,484	502,781

Other comprehensive loss-minimum pension liability adjustment — net of tax	—	(9,988)	(9,988)	(9,988)
Other comprehensive earnings-unrealized loss on investments — net of tax	—	(13,345)	(13,345)	(13,345)
Net distribution of capital	(16,390)	—	(16,390)
Dividend to FNF	(408,900)	—	(408,900)
Net earnings	683,325	—	683,325	683,325

Balance, December 31, 2003	2,481,038	(11,852)	2,469,186	659,992

Other comprehensive loss-minimum pension liability adjustment — net of tax	—	(11,764)	(11,764)	(11,764)
Other comprehensive earnings-unrealized loss on investments — net of tax	—	(18,684)	(18,684)	(18,684)
Net contribution of capital	117,854	—	117,854	—
Dividend to FNF	(438,000)	—	(438,000)	—
Net earnings	558,164	—	558,164	558,164

Balance, December 31, 2004	$2,719,056	(42,300)	$2,676,756	$527,716

See Notes to Combined Financial Statements.

FIDELITY NATIONAL TITLE GROUP, INC. AND SUBSIDIARIES
COMBINED STATEMENTS OF CASH FLOWS

	Year Ended December 31,

	2004	2003	2002

	(In thousands)
Cash Flows From Operating Activities:
Net earnings	$558,164	$683,325	$491,770
Adjustment to reconcile net earnings to net cash provided by operating activities:
Depreciation and amortization	95,718	79,077	53,042
Net increase in reserve for claim losses	6,088	38,158	6,920
Gain on sales of investments and other assets	(22,948)	(101,839)	(584)
Stock-based compensation cost	5,418	4,864	—
Changes in assets and liabilities, net of effects from acquisitions:
Net decrease (increase) in secured trust deposits	1,514	11,647	(5,129)
Net increase in trade receivables	(11,241)	(7,630)	(35,000)
Net decrease in prepaid expenses and other assets	18,295	58,829	105,916
Net (decrease) increase in accounts payable, accrued liabilities and minority interests	(12,309)	62,735	112,437
Net increase in income taxes	7,099	23,462	21,928

Net cash provided by operating activities	645,798	852,628	751,300

Cash Flows From Investing Activities:
Proceeds from sales of investment securities available for sale	2,579,401	1,849,862	1,061,356
Proceeds from maturities of investment securities available for sale	204,783	318,302	161,538
Proceeds from sales of real estate, property and equipment	5,620	5,141	2,765
Collections of notes receivable	7,788	15,480	22,764
Additions to title plants	(6,533)	(1,105)	(569)
Additions to property and equipment	(70,636)	(80,418)	(64,093)
Additions to capitalized software	(415)	(16,133)	(35,048)
Additions to notes receivable	(5,414)	(3,665)	—
Purchases of investment securities available for sale	(3,244,321)	(2,184,319)	(1,387,840)
Net proceeds (purchases) of short-term investment activities	277,736	(76,192)	(288,788)
Acquisition of businesses, net of cash acquired	(115,712)	(8,352)	10,633

Net cash used in investing activities	(367,703)	(181,399)	(517,282)

Cash Flows From Financing Activities:
Borrowings	132	238	21,063
Debt service payments	(33,367)	(56,062)	(89,365)
Net contribution from (distribution to) parent	101,639	(180,118)	2,510
Dividends paid	(438,000)	(408,900)	(153,700)

Net cash used in financing activities	(369,596)	(644,842)	(219,492)

Net (decrease) increase in cash and cash equivalents, excluding pledged cash related to secured trust deposits	(91,501)	26,387	14,526
Cash and cash equivalents, excluding pledged cash related to secured trust deposits, at beginning of year	164,715	138,328	123,802

Cash and cash equivalents, excluding pledged cash related to secured trust deposits, at end of year	$73,214	$164,715	$138,328

See Notes to Combined Financial Statements.

FIDELITY NATIONAL TITLE GROUP, INC. AND SUBSIDIARIES
NOTES TO COMBINED FINANCIAL STATEMENTS

A.	Summary of Significant Accounting Policies
      The following describes the significant accounting policies of Fidelity National Title Group, Inc. (“FNT”) and its subsidiaries (collectively, the “Company”) which have been followed in preparing the accompanying Combined Financial Statements.
     Description of Business
      Fidelity National Financial, Inc. (FNF) expects to initiate a distribution of 17.5% of its interest in FNT which represents the title insurance segment of FNF.
      FNT is currently a wholly-owned subsidiary of FNF. FNT provides core title insurance and escrow services, including document preparation, collection and trust activities. After the distribution of the shares covered by this prospectus, FNF will beneficially own 100% of the shares of the Company’s Class B Common Stock, representing 82.5% of the Company’s outstanding common stock. FNF will also continue to own its other operating businesses, including Fidelity National Information Services, Inc. (“FIS”), which provides software and servicing solutions for the financial services and real estate industries, and Fidelity National Insurance Company (“FNIC”), which operates various specialty lines of insurance, including flood, homeowners, automobile and certain niche personal lines.
      Fidelity National Title Group, Inc., through its principal subsidiaries, is the largest title insurance company in the United States. The Company’s title insurance underwriters — Fidelity National Title, Chicago Title, Ticor Title, Security Union Title and Alamo Title — together issue all of the Company’s title insurance policies in 49 states, the District of Columbia, Guam, Puerto Rico, the U.S. Virgin Islands, and in Canada and Mexico. The Company operates its business through a single segment, title and escrow, and does not generate significant revenue from outside the United States.
     Principles of Consolidation and Basis of Presentation
      The accompanying Combined Financial Statements include those assets, liabilities, revenues, and expenses directly attributable to the Company’s operations and allocations of certain FNF corporate assets, liabilities and expenses to the Company. These amounts have been allocated to the Company on a basis that is considered by management to reflect most fairly the utilization of services provided to or the benefit obtained by the Company. Management believes the methods used to allocate these amounts are reasonable. All intercompany profits, transactions and balances between the combined entities have been eliminated. The Company’s investments in non-majority-owned partnerships and affiliates are accounted for on the equity method. The Company records minority interest liabilities related to minority shareholders interest in consolidated affiliates. All dollars presented herein are in thousands of dollars unless otherwise noted.
     Transactions with Related Parties
      The Company’s historical financial statements reflect transactions with FNF and those being conducted by another FNF subsidiary, Fidelity National Information Services, Inc. (“FIS”).
      A detail of related party items included in revenues is as follows:

	2004	2003	2002

	(In millions)
Agency title premiums earned	$106.3	$284.9	$53.0
Rental income earned	8.4	7.3	6.7
Interest revenue	1.0	0.7	0.5

Total revenue	$115.7	$292.9	$60.2

FIDELITY NATIONAL TITLE GROUP, INC. AND SUBSIDIARIES
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
      A detail of related party items included in operating expenses is as follows:

Agency title commissions	$93.6	$250.7	$46.7
Data processing costs	56.6	12.4	—
Data processing costs allocated	—	(5.4)	(5.8)
Corporate services allocated	(84.5)	(48.7)	(28.6)
Title insurance information expense	28.6	28.2	24.3
Software expense	5.8	2.6	1.3
Rental expense	2.8	0.5	—

Total expenses	$102.9	$240.3	$37.9

Total pretax impact of related party activity	$12.8	$52.6	$22.3

      Included as a reduction of expenses for all periods are payments from FNF and FIS relating to the provision by FNT of corporate services to FNF and to FIS and its subsidiaries. These corporate services include accounting, internal audit and treasury, payroll, human resources, tax, legal, purchasing, risk management, mergers & acquisitions and general management. For the years ended December 31, 2004, 2003 and 2002, our expenses were reduced by $9.4 million, $9.2 million and $7.0 million, respectively, related to the provision of corporate services by the Company to FNF and its subsidiaries (other than FIS and its subsidiaries). For the years ended December 31, 2004, 2003 and 2002, our expenses were reduced by $75.1 million, $39.5 million and $21.6 million, respectively, related to the provision of corporate services by us to FIS and its subsidiaries.
      The Company does business with the lender outsourcing solutions segment of FIS, which includes title agency functions whereby an FIS subsidiary acts as the title agent in the issuance of title insurance policies by a title insurance underwriter owned by the Company and in connection with certain trustee sales guarantees, a form of title insurance issued as part of the foreclosure process. As a result, the Company’s title insurance subsidiaries pay commissions on title insurance policies sold through FIS. For 2004, 2003 and 2002 these FIS operations generated $106.3 million, $284.9 million and $53.0 million of revenues for the Company, which the Company records as agency title premiums. The Company paid FIS commissions at the rate of 88% of premiums generated, equal to $93.6 million, $250.7 million and $46.7 million for 2004, 2003 and 2002, respectively.
      The Company also has historically leased equipment to a subsidiary of FIS. Revenue relating to these leases was $8.4 million, $7.3 million and $6.7 million in 2004, 2003 and 2002, respectively.
      The title plant assets of several of the Company’s title insurance subsidiaries are managed or maintained by a subsidiary of FIS. The underlying title plant information and software continues to be owned by each of the Company’s title insurance underwriters, but FIS manages and updates the information in return for either (i) a cash management fee or (ii) the right to sell that information to title insurers, including title insurance underwriters that the Company owns and other third party customers. In most cases, FIS is responsible for keeping the title plant assets current and fully functioning, for which the Company pays a fee to FIS based on the Company’s use of, or access to, the title plant. For 2004, 2003 and 2002 the Company’s payments to FIS under these arrangements were $28.9 million, $28.2 million and $24.3 million, respectively. In addition, since November 2004, each applicable title insurance underwriter in turn has received a royalty on sales of access to its title plant assets. For the year ended December 31, 2004, the revenues from these title plant royalties were $0.3 million. The Company has also entered into agreements with FIS that permit FIS and certain of its subsidiaries to access and use (but not to re-sell) the starters databases and back plant databases of the Company’s title insurance subsidiaries. Starters databases are the Company’s databases of previously issued title policies and back plant databases contain

FIDELITY NATIONAL TITLE GROUP, INC. AND SUBSIDIARIES
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
historical records relating to title that are not regularly updated. Each of the Company’s applicable title insurance subsidiaries receives a fee for any access to or use of its starters and back plant databases by FIS.
      Included in the Company’s expenses for 2004 and 2003 are amounts paid to a subsidiary of FIS for the provision by FIS to FNT of IT infrastructure support, data center management and related IT support services. For 2004 and 2003, the amounts included in the Company’s expenses to FIS for these services were $56.6 million and $12.4 million, respectively. Prior to September 2003, the Company performed these services itself and provided them to FIS. During 2003 and 2002, FNT received payments from FIS of $5.4 million and $5.8 million relating to these services that offset the Company’s other operating expenses. In addition, we incurred software expenses relating to an agreement with a subsidiary of FIS that amounted to expense of $5.8 million, $2.6 million, and $1.3 million in 2004, 2003, and 2002, respectively.
      The Company believes the amounts earned by the Company or charged to the Company under each of the foregoing arrangements are fair and reasonable. Although the commission rate paid on the title insurance premiums written by the FIS title agencies was set without negotiation, the Company believes the commissions earned are consistent with the average rate that would be available to a third party title agent given the amount and the geographic distribution of the business produced and the low risk of loss profile of the business placed. In connection with the title plant management and maintenance services provided by FIS, the Company believe that the fees charged to the Company by FIS are at approximately the same rates that FIS and other similar vendors charge unaffiliated title insurers. The IT infrastructure support and data center management services provided to the Company by FIS is priced within the range of prices that FIS offers to its unaffiliated third party customers for the same types of services. However, the amounts the Company earned or were charged under these arrangements were not negotiated at arm’s-length, and may not represent the terms that the Company might have obtained from an unrelated third party.

	As of December 31
	2004	2003
Amounts Due from FNF are as follows:
	(In millions)
Notes receivable from FNF	$22.8	$26.6
Taxes due from FNF	63.6	44.1
      The Company has notes receivable from FNF relating to agreements between its title underwriters and FNF. These notes amounted to $22.8 million and $26.6 million at December 31, 2004 and 2003, respectively. As of December 31, 2004, these notes bear interest at 2.66%. The Company earned interest revenue of $1.0 million, $0.7 million and $0.5 million relating to these notes during 2004, 2003 and 2002, respectively. All other intercompany payables and receivables relating to transactions between the Company and FNF and its other subsidiaries are considered contributed to capital in these historical financial statements. These transactions consist of receivables and payables arising through intercompany transactions in the normal course of business, such as those noted above.
      The Company is included in FNF’s consolidated tax returns and thus any income tax liability or receivable is due to/from FNF. As of December 31, 2004 and 2003, the Company had recorded a receivable from FNF relating to overpayment of taxes of $63.6 million and $44.1 million, respectively.
      Our financial statements for 2004 and 2003 reflect allocations for a lease of office space to us for our corporate headquarters and business operations. In connection with the distribution, we will enter into a lease with FIS, pursuant to which FIS will lease office space to us for our corporate headquarters and business operations.

FIDELITY NATIONAL TITLE GROUP, INC. AND SUBSIDIARIES
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

Investments
      Fixed maturity securities are purchased to support the investment strategies of the Company, which are developed based on factors including rate of return, maturity, credit risk, tax considerations and regulatory requirements. Fixed maturity securities which may be sold prior to maturity to support the Company’s investment strategies are carried at fair value and are classified as available for sale as of the balance sheet dates. Fair values for fixed maturity securities are principally a function of current interest rates and are based on quoted market prices. Included in fixed maturities are mortgage-backed securities, which are recorded at purchased cost. Discount or premium is recorded for the difference between the purchase price and the principal amount. The discount or premium is amortized using the interest method and is recorded as an adjustment to interest and investment income. The interest method results in the recognition of a constant rate of return on the investment equal to the prevailing rate at the time of purchase or at the time of subsequent adjustments of book value. Changes in prepayment assumptions are accounted for retrospectively.
      Equity securities are considered to be available for sale and are carried at fair value as of the balance sheet dates. Fair values are based on quoted market prices.
      Other long-term investments consist primarily of equity investments accounted for under the equity method of accounting.
      Short-term investments, which consist primarily of securities purchased under agreements to resell, commercial paper and money market instruments, which have an original maturity of one year or less, are carried at amortized cost, which approximates fair value.
      Realized gains and losses on the sale of investments are determined on the basis of the cost of the specific investments sold and are credited or charged to income on a trade date basis. Unrealized gains or losses on fixed maturity and equity securities which are classified as available for sale, net of applicable deferred income taxes (benefits), are excluded from earnings and credited or charged directly to a separate component of stockholders’ equity. If any unrealized losses on fixed maturity or equity securities are deemed other-than-temporary, such unrealized losses are recognized as realized losses.

Cash and Cash Equivalents
      For purposes of reporting cash flows, highly liquid instruments purchased with original maturities of three months or less are considered cash equivalents. The carrying amounts reported in the Combined Balance Sheets for these instruments approximate their fair value.

Fair Value of Financial Instruments
      The fair values of financial instruments presented in the applicable notes to the Company’s Combined Financial Statements are estimates of the fair values at a specific point in time using available market information and appropriate valuation methodologies. These estimates are subjective in nature and involve uncertainties and significant judgment in the interpretation of current market data. Therefore, the fair values presented are not necessarily indicative of amounts the Company could realize or settle currently. The Company does not necessarily intend to dispose of or liquidate such instruments prior to maturity.

Trade and Notes Receivables
      The carrying values reported in the Combined Balance Sheets for trade and notes receivables approximate their fair value.

FIDELITY NATIONAL TITLE GROUP, INC. AND SUBSIDIARIES
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

Goodwill
      Goodwill represents the excess of cost over fair value of identifiable net assets acquired and assumed in a business combination. SFAS No. 142, Goodwill and Intangible Assets (“SFAS No. 142”) requires that intangible assets with estimable lives be amortized over their respective estimated useful lives to their estimated residual values and reviewed for impairment in accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (SFAS No. 144). SFAS No. 142 also provides that goodwill and other intangible assets with indefinite useful lives should not be amortized, but shall be tested for impairment annually, or more frequently if circumstances indicate potential impairment, through a comparison of fair value to its carrying amount. The Company measures for impairment on an annual basis.
      As required by SFAS No. 142, the Company completed annual goodwill impairment tests in the fourth quarter of each respective year using a September 30 measurement date, and has determined fair value were in excess of carrying value. Accordingly, no goodwill impairments have been recorded.

Other Intangible Assets
      The Company has other intangible assets which consist primarily of customer relationships and trademarks which are generally recorded in connection with acquisitions at their fair value. Customer relationships are amortized over their estimated useful lives using an accelerated method which takes into consideration expected customer attrition rates over a ten-year period. Contractual relationships are generally amortized over their contractual life. Trademarks are considered intangible assets with indefinite lives and are reviewed for impairment at least annually in accordance with SFAS No. 142.
      At December 31, 2004 and December 31, 2003, included in prepaid and other assets on the combined balance sheets were other intangible assets of $61.5 million, less accumulated amortization of $22.7 million, and $39.5 million, less accumulated amortization of $8.1 million, respectively. Amortization expense relating to other intangible assets was $13.0 million, $1.9 million and $0.7 million for the years ended 2004, 2003 and 2002, respectively.

Capitalized Software
      Capitalized software includes software acquired in business acquisitions, purchased software and internally developed capitalized software. Purchased software is recorded at cost and amortized using the straight-line method over a three-year period and software acquired in a business acquisition is recorded at its fair value upon acquisition and amortized using straight-line and accelerated methods over its estimated useful life, generally three to seven years. Capitalized computer software development costs are accounted for in accordance with SOP No. 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use. At the beginning of application development, software development costs, which include salaries and related payroll costs and costs of independent contractors incurred during development, are capitalized. Research and development costs incurred prior to application development, of a product are expensed as incurred and are not significant. The cost of internally developed computer software is amortized on a product-by-product basis when ready for use for internally developed software and the date of purchase for purchased software. The capitalized cost of internally developed capitalized software is amortized on a straight-line basis over its estimated useful life, generally seven years.
      At December 31, 2004 and December 31, 2003, included in prepaid and other assets on the combined balance sheets were capitalized software costs of $101.0 million, less accumulated amortization of $23.7 million, and $93.3 million, less accumulated amortization of $7.7 million, respectively. Amortization expense relating to computer software was $17.2 million, $14.4 million and $2.5 million for the years ended 2004, 2003 and 2002, respectively.

FIDELITY NATIONAL TITLE GROUP, INC. AND SUBSIDIARIES
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

Title Plants
      Title plants are recorded at the cost incurred to construct or obtain and organize historical title information to the point it can be used to perform title searches. Costs incurred to maintain, update and operate title plants are expensed as incurred. Title plants are not amortized as they are considered to have an indefinite life if maintained. Sales of title plants are reported at the amount received net of the adjusted costs of the title plant sold. Sales of title plant copies are reported at the amount received. No cost is allocated to the sale of copies of title plants unless the carrying value of the title plant is diminished or impaired.

Property and Equipment
      Property and equipment are recorded at cost, less accumulated depreciation. Depreciation is computed primarily using the straight-line method based on the estimated useful lives of the related assets: thirty years for buildings and three to seven years for furniture, fixtures and computer equipment. Leasehold improvements are amortized on a straight-line basis over the lesser of the term of the applicable lease or the estimated useful lives of such assets.

Reserve for Claim Losses
      The Company’s reserve for claim losses includes known claims for title insurance as well as losses the Company expects to incur, net of recoupments. Each known claim is reserved based on a review by the Company as to the estimated amount of the claim and the costs required to settle the claim. Reserves for claims which are incurred but not reported are established at the time premium revenue is recognized based on historical loss experience and other factors, including industry trends, claim loss history, current legal environment, geographic considerations and type of policy written.
      The reserve for claim losses also includes reserves for losses arising from the escrow, closing and disbursement functions due to fraud or operational error.
      If a loss is related to a policy issued by an independent agent, the Company may proceed against the independent agent pursuant to the terms of the agency agreement. In any event, the Company may proceed against third parties who are responsible for any loss under the title insurance policy under rights of subrogation.

Secured Trust Deposits
      In the state of Illinois, a trust company is permitted to commingle and invest customers’ assets with those of the Company, pending completion of real estate transactions. Accordingly, the Company’s Combined Balance Sheets reflects a secured trust deposit liability of $735.3 million and $671.9 million at December 31, 2004 and 2003, respectively, representing customers’ assets held by us and corresponding assets including cash and investments pledged as security for those trust balances.

Income Taxes
      The Company’s operating results have been historically included in FNF’s Consolidated U.S. Federal and State income tax returns. The provision for income taxes in the Combined Statements of Earnings is made at rates consistent with what the Company would have paid as a stand-alone taxable entity. The Company recognizes deferred tax assets and liabilities for temporary differences between the financial reporting basis and the tax basis of the Company’s assets and liabilities and expected benefits of utilizing net operating loss and credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The impact on deferred taxes of changes in tax rates and laws, if any,

FIDELITY NATIONAL TITLE GROUP, INC. AND SUBSIDIARIES
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
are applied to the years during which temporary differences are expected to be settled and reflected in the financial statements in the period enacted.

Reinsurance
      In the ordinary course of business, the Company limits its maximum loss exposure by reinsuring certain risks with other insurers. The Company also earns additional income by assuming reinsurance for certain risks of other insurers. The Company also cedes a portion of certain policy and other liabilities under agent fidelity, excess of loss and case-by-case reinsurance agreements. Reinsurance agreements provide that in the event of a loss (including costs, attorneys’ fees and expenses) exceeding the retained amounts, the reinsurer is liable for the excess amount assumed. However, the ceding company remains primarily liable in the event the reinsurer does not meet its contractual obligations.

Revenue Recognition
      Direct title insurance premiums and escrow and other title-related fees are recognized as revenue at the time of closing of the related transaction as the earnings process is then considered complete, whereas premium revenues from agency operations and agency commissions include an accrual based on estimates of the volume of transactions that have closed in a particular period for which premiums have not yet been reported to us. The accrual for agency premiums is necessary because of the lag between the closing of these transactions and the reporting of these policies to us by the agent.

Stock-Based Compensation Plans
      Certain FNT employees are participants in FNF’s stock-based compensation plans, which provide for the granting of incentive and nonqualified stock options, restricted stock and other stock-based incentive awards for officers and key employees. The amounts below are based on allocation of FNF’s stock compensation expense relating to awards given to FNT employees during the historical period.
      The Company accounts for stock-based compensation using the fair value recognition provisions of SFAS No. 123, Accounting for Stock-Based Compensation (SFAS No. 123) effective as of the beginning of 2003. Under the fair value method of accounting, compensation cost is measured based on the fair value of the award at the grant date and recognized over the service period. The Company has elected to use the prospective method of transition, as permitted by Statement of Financial Accounting Standards No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure (SFAS No. 148). Under this method, stock-based employee compensation cost is recognized from the beginning of 2003 as if the fair value method of accounting had been used to account for all employee awards granted, modified, or settled in years beginning after December 31, 2002. The Company has provided for stock compensation expense of $5.4 million and $4.9 million for the years ended December 31, 2004 and 2003, respectively, which is included in personnel costs in the Combined Statements of Earnings, as a result of the adoption of SFAS No. 148.

FIDELITY NATIONAL TITLE GROUP, INC. AND SUBSIDIARIES
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
      The following table illustrates the effect on net earnings for the years ended December 31, 2004, 2003 and 2002 as if the Company had applied the fair value recognition provisions of SFAS No. 123 to all awards held by FNT employees who are plan participants (in thousands):

	Year Ended December 31,

	2004	2003	2002

	(In thousands)
Net earnings, as reported	$558,164	$683,325	$491,770
Add: Stock-based compensation expense included in reported net earnings, net of related tax effects	3,360	3,016	—
Deduct: Total stock-based employee compensation expense determined under fair value based methods for all awards, net of related tax effects	(4,268)	(8,124)	(12,071)

Pro forma net earnings	$557,256	$678,217	$479,699

Management Estimates
      The preparation of these Combined Financial Statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Combined Financial Statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
B.     Acquisitions
      The results of operations and financial position of the entities acquired during any year are included in the Combined Financial Statements from and after the date of acquisition. The Company generally employs an outside third party valuation firm to value the identifiable intangible and tangible assets and liabilities of each of its acquisitions. Based on this valuation any differences between the fair value of the identifiable assets and liabilities and the purchase price paid is recorded as goodwill. Proforma disclosures for acquisitions is considered immaterial to the results of operations for 2004, 2003, and 2002.

American Pioneer Title Insurance Company
      On March 22, 2004, FNF acquired American Pioneer Title Insurance Company (“APTIC”) for $115.2 million in cash, subject to certain equity adjustments. APTIC is a 45-state licensed title insurance underwriter with significant agency operations and computerized title plant assets in the state of Florida. APTIC operates under the Company’s Ticor Title brand. The Company recorded approximately $34.5 million in goodwill and approximately $10.6 in other amortizable intangible assets relating to this transaction.

LandCanada
      On October 9, 2003, FNF acquired LandCanada, a provider of title insurance and related mortgage document production in Canada, for $17.6 million in cash. The Company recorded approximately $8.7 million in goodwill relating to this transaction.

FIDELITY NATIONAL TITLE GROUP, INC. AND SUBSIDIARIES
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

Key Title Company
      On March 31, 2003, FNF acquired Key Title Company (“Key Title”) for $22.5 million in cash. Key Title operates in 12 counties in the state of Oregon. The Company recorded approximately $2.0 million in goodwill relating to this transaction.
     ANFI, Inc.
      On March 26, 2003, FNF merged with ANFI, Inc. (“ANFI”), which is predominately a California underwritten title company, and ANFI became a wholly-owned subsidiary of FNF. In the merger, each share of ANFI common stock (other than ANFI common stock FNF already owned) was exchanged for 0.454 shares of the Company’s common stock. FNF issued 5,183,103 shares of its common stock worth approximately $136.7 million to the ANFI stockholders in the merger, net of cash acquired. The Company recorded approximately $83.6 million in goodwill and $33.1 million in other amortizable intangible assets relating to this transaction.
     Acquisition of Micro General Corporation
      On July 9, 2002, FNF acquired the shares it did not already own of Micro General, the Company’s majority-owned public subsidiary through the issuance of stock of a separate publicly traded subsidiary. The value of these shares was approximately $140.4 million.
C.     Investments
      The carrying amounts and fair values of the Company’s fixed maturity securities at December 31, 2004 and 2003 are as follows:

	December 31, 2004

			Gross	Gross
	Carrying	Amortized	Unrealized	Unrealized
	Value	Cost	Gains	Losses	Fair Value

	(In thousands)
Fixed maturity investments (available for sale):
U.S. government and agencies	$707,007	$708,885	$1,058	$(2,936)	$707,007
States and political subdivisions	991,696	982,794	11,975	(3,073)	991,696
Corporate debt securities	388,429	392,518	320	(4,409)	388,429
Foreign government bonds	4,189	4,178	11	—	4,189
Mortgage-backed securities	83,496	83,311	354	(169)	83,496

	$2,174,817	$2,171,686	$13,718	$(10,587)	$2,174,817

FIDELITY NATIONAL TITLE GROUP, INC. AND SUBSIDIARIES
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

	December 31, 2003

			Gross	Gross
	Carrying	Amortized	Unrealized	Unrealized
	Value	Cost	Gains	Losses	Fair Value

	(In thousands)
Fixed maturity investments (available for sale):
U.S. government and agencies	$495,665	$488,694	$7,082	$(111)	$495,665
States and political subdivisions	787,385	767,459	20,091	(165)	787,385
Corporate debt securities	269,555	268,596	2,091	(1,132)	269,555
Foreign government bonds	3,535	3,522	13	—	3,535
Mortgage-backed securities	59,564	58,294	1,271	(1)	59,564

	$1,615,704	$1,586,565	$30,548	$(1,409)	$1,615,704

      The change in unrealized gains (losses) on fixed maturities for the years ended December 31, 2004, 2003, and 2002 was $(26.1) million, $(20.6) million and $25.6 million, respectively.
      The following table presents certain information regarding contractual maturities of the Company’s fixed maturity securities at December 31, 2004:

	December 31, 2004

	Amortized
Maturity	Cost	% of Total	Fair Value	% of Total

	(In thousands)
One year or less	$342,855	15.8%	$343,171	15.8%
After one year through five years	1,083,385	49.9	1,084,365	49.9
After five years through ten years	405,776	18.7	407,356	18.7
After ten years	256,359	11.8	256,429	11.8
Mortgage-backed securities	83,311	3.8	83,496	3.8

	$2,171,686	100.0%	$2,174,817	100.0%

Subject to call	$261,289	12.0%	$263,741	12.1%

      Fixed maturity securities valued at approximately $71.9 million and $64.6 million were on deposit with various governmental authorities at December 31, 2004 and 2003, respectively, as required by law.
      Expected maturities may differ from contractual maturities because certain borrowers have the right to call or prepay obligations with or without call or prepayment penalties.

FIDELITY NATIONAL TITLE GROUP, INC. AND SUBSIDIARIES
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
      Equity securities at December 31, 2004 and 2003 consist of investments in various industry groups as follows:

	December 31,

	2004		2003

		Fair		Fair
	Cost	Value	Cost	Value

	(In thousands)
Banks, trust and insurance companies	$1	$5	$1	$5
Industrial, miscellaneous and all other	108,573	115,065	54,400	65,402

	$108,574	$115,070	$54,401	$65,407

      The carrying value of the Company’s investment in equity securities is fair value. As of December 31, 2004, gross unrealized gains and gross unrealized losses on equity securities were $9.8 million and $3.3 million, respectively. Gross unrealized gains and gross unrealized losses on equity securities were $11.3 million and $0.3 million, respectively, as of December 31, 2003.
      The change in unrealized gains (losses) on equity securities for the years ended December 31, 2004, 2003 and 2002 was $(4.5) million, $(0.8) million and $16.0 million, respectively.
      Interest and investment income consists of the following:

	Year Ended December 31,

	2004	2003	2002

	(In thousands)
Cash and cash equivalents	$1,909	$1,513	$1,332
Fixed maturity securities	55,817	45,973	55,502
Equity securities	(44)	1,749	1,635
Short-term investments	5,435	5,594	10,624
Notes receivable	1,768	1,879	3,212

	$64,885	$56,708	$72,305

      Net realized gains amounted to $22.9 million, $101.8 million and $0.5 million for the years ended December 31, 2004, 2003 and 2002, respectively. Included in 2003 net realized gains is a $51.7 million realized gain as a result of InterActive Corp’s acquisition of Lending Tree Inc. and the subsequent sale of the Company’s InterActive Corp common stock and a realized gain of $21.8 million on the sale of New Century Financial Corporation common stock. Included in 2002 net realized gains are other-than-temporary impairment losses of $5.1 million recorded on CKE Restaurants, Inc. during the fourth quarter of 2002 and $3.3 million recorded on MCI WorldCom bonds in the second quarter of 2002.
      During the years ended December 31, 2004, 2003 and 2002, gross realized gains on sales of fixed maturity securities considered available for sale were $8.6 million, $17.6 million and $26.1 million, respectively; and gross realized losses were $0.3 million, $2.2 million and $7.7 million, respectively. Gross proceeds from the sale of fixed maturity securities considered available for sale amounted to $2,063.5 million, $724.4 million and $1,434.1 million during the years ended December 31, 2004, 2003 and 2002, respectively.
      During the years ended December 31, 2004, 2003 and 2002, gross realized gains on sales of equity securities considered available for sale were $30.6 million, $98.9 million and $18.5 million, respectively; and gross realized losses were $23.4 million, $7.8 million and $49.9 million, respectively. Gross proceeds from the sale of equity securities amounted to $622.9 million, $760.9 million and $342.7 million during the years ended December 31, 2004, 2003 and 2002, respectively.

FIDELITY NATIONAL TITLE GROUP, INC. AND SUBSIDIARIES
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
      Gross unrealized losses on investment securities and the fair value of the related securities, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position at December 31, 2004 were as follows:

	Less than 12 Months		12 Months or Longer		Total

		Unrealized		Unrealized		Unrealized
2004	Fair Value	Losses	Fair Value	Losses	Fair Value	Losses

U.S. government and agencies	$576,655	$(2,725)	$40,517	$(211)	$617,172	$(2,936)
States and political subdivisions	286,222	(2,609)	39,019	(462)	325,241	(3,071)
Mortgage-backed securities	22,309	(170)	—	—	22,309	(170)
Corporate debt securities	242,147	(2,615)	114,808	(1,794)	356,955	(4,409)
Equity securities	64,739	(1,998)	33,554	(1,332)	98,293	(3,330)

Total temporary impaired securities	$1,192,072	$(10,117)	$227,898	$(3,799)	$1,419,970	$(13,916)

	Less than 12 Months		12 Months or Longer		Total

		Unrealized		Unrealized		Unrealized
2003	Fair Value	Losses	Fair Value	Losses	Fair Value	Losses

U.S. government and agencies	$81,137	$(111)	$—	$—	$81,137	$(111)
States and political subdivisions	40,258	(165)	—	—	40,258	(165)
Mortgage-backed securities	2,782	(1)	—	—	2,782	(1)
Corporate debt securities	121,096	(1,121)	2,712	(11)	123,808	(1,132)
Equity securities	33,196	(273)	—	(73)	33,196	(346)

Total temporary impaired securities	$278,469	$(1,671)	$2,712	$(84)	$281,181	$(1,755)

      During 2004, the Company incurred an impairment charge relating to two investments that it determined to be other than temporarily impaired, which resulted in a charge of $6.8 million. Unrealized losses relating to U.S. government, state and political subdivisions and corporate securities were caused by interest rate increases. Since the decline in fair value of these investments is attributable to changes in interest rates and not credit quality, and the Company has the intent and ability to hold these securities, the Company does not consider these investments other-than-temporarily impaired.

FIDELITY NATIONAL TITLE GROUP, INC. AND SUBSIDIARIES
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

D.	Property and Equipment
      Property and equipment consists of the following:

	December 31,

	2004	2003

	(In thousands)
Land	$3,968	$4,904
Buildings	22,726	26,399
Leasehold improvements	71,475	66,042
Furniture, fixtures and equipment	348,229	301,152

	446,398	398,497
Accumulated depreciation and amortization	(281,482)	(237,129)

	$164,916	$161,368

E.	Goodwill
      Goodwill consists of the following:

Balance, December 31, 2002	$811,611
Goodwill acquired during the year	108,667

Balance, December 31, 2003	920,278
Goodwill acquired during the year	39,322

Balance, December 31, 2004	$959,600

F.	Accounts Payable and Accrued Liabilities
      Accounts payable and accrued liabilities consist of the following:

	December 31,

	2004	2003

	(Dollars in thousands)
Salaries and incentives	$186,057	$164,620
Accrued benefits	218,121	165,127
Trade accounts payable	33,958	80,968
Accrued recording fees and transfer taxes	48,827	54,045
Accrued premium taxes	24,343	34,008
Other accrued liabilities	92,399	92,767

	$603,705	$591,535

G.	Notes Payable
      Notes payable were $22.4 million and $54.3 million at December 31, 2004 and 2003, respectively. The majority of these outstanding notes are lease-backed and other notes, secured by security interests in certain leases and underlying equipment with interest due monthly at various fixed interest rates ranging from 5.65% to 9.0%, due at various dates in 2005.

FIDELITY NATIONAL TITLE GROUP, INC. AND SUBSIDIARIES
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

H.	Income Taxes
      Income tax expense consists of the following:

	Year Ended December 31,

	2004	2003	2002

	(In thousands)
Current	$298,737	$311,435	$266,996
Deferred	24,861	96,301	9,974

	$323,598	$407,736	$276,970

      Total income tax expense for the years ended December 31 was allocated as follows (in thousands):

	2004	2003	2002

Statement of earnings	$323,598	$407,736	$276,970
Other comprehensive income:
Minimum pension liability adjustment	(6,909)	(6,401)	(10,170)
Unrealized gains on investment securities, net	(10,786)	(7,939)	15,121

Total income tax expense (benefit) allocated to other comprehensive income	(17,695)	(14,340)	4,951

Total income taxes	$305,903	$393,396	$281,921

      A reconciliation of the federal statutory rate to the Company’s effective tax rate is as follows:

	Year Ended
	December 31,

	2004	2003	2002

Federal statutory rate	35.0%	35.0%	35.0%
Federal benefit of state taxes	(0.8)	(0.9)	(0.9)
Tax exempt interest income	(1.0)	(0.6)	(0.9)
State income taxes	2.3	2.5	2.6
Non-deductible expenses	0.6	0.5	0.1
Other	0.5	0.8	0.1

	36.6%	37.3%	36.0%

      The significant components of deferred tax assets and liabilities at December 31, 2004 and 2003 consist of the following:

	December 31,

	2004	2003

	(In thousands)
Deferred Tax Assets:
Employee benefit accruals	$68,278	$43,011
Pension	24,318	25,294
Accrued liabilities	8,474	10,480
State income taxes	10,793	12,915
Other	8,777	12,031
Lease accounting	—	3,223
Insurance reserve discounting	—	22,051

Total deferred tax assets	120,640	129,005

FIDELITY NATIONAL TITLE GROUP, INC. AND SUBSIDIARIES
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

	December 31,

	2004	2003

	(In thousands)
Deferred Tax Liabilities:
Amortization of goodwill and intangible assets	(27,040)	(62,697)
Title plant	(58,141)	(54,641)
Other	(18,973)	(32,698)
Depreciation	(22,083)	(20,143)
Insurance reserve discounting	(26,589)	—
Investment securities	(8,395)	(10,665)
Bad debts	(10,667)	(9,036)

Total deferred tax liabilities	(171,888)	(189,880)

Net deferred tax liability	$(51,248)	$(60,875)

      Management believes that based on its historical pattern of taxable income, the Company will produce sufficient income in the future to realize its net deferred tax assets or the realization of its deferred tax assets will coincide with the turnaround in its deferred tax liabilities. A valuation allowance will be established for any portion of a deferred tax asset that management believes may not be realized. Adjustments to the valuation allowance will be made if there is a change in management’s assessment of the amount of deferred tax asset that is realizable.
      As of January 1, 2005 the Internal Revenue Service has selected FNF to participate in a new pilot program (Compliance Audit Program or CAP) that is a real-time audit for 2005 and future years. The Internal Revenue Service is also currently examining FNF’s tax returns for years 2003 and 2002. Management believes the ultimate resolution of this examination will not result in a material adverse effect to the Company’s financial position or results of operations.

FIDELITY NATIONAL TITLE GROUP, INC. AND SUBSIDIARIES
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

I.	Summary of Reserve for Claim Losses
      A summary of the reserve for claim losses:

	Year Ended December 31,

	2004	2003	2002

	(In thousands)
Beginning balance	$932,439	$887,973	$881,053
Reserves assumed(1)	38,597	4,203	—
Claim loss provision related to:
Current year	275,982	237,919	207,290
Prior years	(16,580)	10,915	(31,327)

Total claim loss provision	259,402	248,834	175,963
Claims paid, net of recoupments related to:
Current year	(19,095)	(11,591)	(10,058)
Prior years	(230,597)	(196,980)	(158,985)

Total claims paid, net of recoupments	(249,692)	(208,571)	(169,043)

Ending balance	$980,746	$932,439	$887,973

Provision for claim losses as a percentage of title premiums	5.5%	5.3%	5.0%

(1)	The Company assumed APTIC’s outstanding reserve for claim losses in connection with its acquisition in 2004. The Company assumed ANFI’s outstanding reserve for claim losses in connection with its acquisition in 2003.
      The title loss provision in the current year reflects a higher estimated loss for the 2004 policy year offset in part by a favorable adjustment from previous policy years. Consistent with 2002, the favorable adjustment was attributable to lower than expected payment levels on previous issue years that included periods of increased resale activity as well as a high proportion of refinance business. As a result, title policies issued in previous years have been replaced by the more recently issued policies, therefore generally terminating much of the loss exposure on the previously issued policies. The unfavorable development during 2003 reflects the higher than expected payment levels on previously issued policies.

J.	Commitments and Contingencies
      The Company’s title insurance underwriting subsidiaries are, in the ordinary course of business, subject to claims made under, and from time-to-time are named as defendants in legal proceedings relating to, policies of insurance they have issued or other services performed on behalf of insured policyholders and other customers. The Company believes that the reserves reflected in its Combined Financial Statements are adequate to pay losses and loss adjustment expenses which may result from such claims and proceedings; however, such estimates may be more or less than the amount ultimately paid when the claims are settled.
      The Company has entered into various employment agreements with officers of the Company. These agreements provide for a specified salary to be paid to the officers and include incentive compensation arrangements. The agreements contain non-compete provisions. The terms of the agreements range from three to five years and normally contain extension provisions.

FIDELITY NATIONAL TITLE GROUP, INC. AND SUBSIDIARIES
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
      In the ordinary course of business, the Company is involved in various pending and threatened litigation matters related to its operations, some of which include claims for punitive or exemplary damages. The Company believes that no actions, other than those listed below, depart from customary litigation incidental to its business. Further, the Company believes the resolution of all pending and threatened litigation will not have a material effect on its results of operations, financial position or liquidity.
      The Company is named in one class action lawsuit alleging irregularities and violations of law in connection with title and escrow practices in California. The Company believes that this lawsuit will be dismissed or settled now that the other California class actions in which the Company was named concerning similar practices have been finally settled.
      Several class actions are pending alleging improper premiums were charged for title insurance. Four class action cases were filed in New York and have been consolidated for further proceedings. The cases allege that the named defendant companies failed to provide notice of premium discounts to consumers refinancing their mortgages, and failed to give discounts in refinancing transactions in violation of the filed rates. The actions seek refunds of the premiums charged and punitive damages. These actions were settled in the fall of 2004, and the court granted preliminary approval of the settlement on January 24, 2005. A suit in Minnesota making similar allegations was also settled. Similar allegations also have been made in class actions filed in Ohio, Pennsylvania and Florida. Recently, the court refused to certify a class in one of the Ohio actions and the plaintiffs in that case have appealed.
      Two class actions, one in California and one in Michigan allege that the Company violated the Real Estate Settlement Procedures Act (“RESPA”) and state law by giving favorable discounts or rates to builders and developers. These actions seek refunds of the premiums charged and additional damages. The Company intends to vigorously defend these actions.
      Several class actions are pending alleging that the Company imposed improper charges in closing real estate transactions. A class action pending in Tennessee alleges the Company’s agents have charged for satisfactions that were not recorded. Similar suits have been filed in Arkansas and New York. Two other class actions pending in Indiana allege that the Company overcharged recording fees. The Company intends to vigorously defend the pending actions.
      A class action in Arkansas alleges that the issuance of title commitments, policies and actions taken in aid of clearing title by title companies is the unauthorized practice of law. This case was dismissed by the trial court for lack of jurisdiction reasoning the dispute could only be brought before the Arkansas Committee on the Unauthorized Practice of Law. The Arkansas Supreme Court recently reversed the holding of the trial court asserting that the trial court had concurrent jurisdiction, and remanded the matter back to the trial court. The Company will continue to vigorously defend this action. Two class actions were recently filed in South Carolina alleging that the Company was complicit with lenders in denying borrowers their right to representation of counsel at the closing of their consumer loans, and engaged in the unauthorized practice of law. One of those cases was settled for nominal consideration, and the Company intends to vigorously defend the other.
      A class action is pending in California alleging that the Company violated the Telephone Consumer Protection Act by sending unsolicited facsimile advertising. Plaintiffs seek statutory damages. A class was certified in April 2004. At mediation, the parties reached a settlement in principle subject to the approval of final documents.
      A shareholder derivative action was recently filed in Florida alleging that the Company’s directors and certain executive officers breached their fiduciary and other duties to the Company by permitting the Company to pay so called contingent commissions to obtain business, thereby exposing the Company to fines and penalties. The Company has retained counsel and obtained an extension to respond.

FIDELITY NATIONAL TITLE GROUP, INC. AND SUBSIDIARIES
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
      Several state departments of insurance and attorneys general are investigating so called “captive reinsurance” programs whereby some of the Company’s title insurance underwriters reinsured policies through reinsurance companies owned or affiliated with brokers, builders or bankers. Some investigating agencies claim these programs unlawfully compensated customers for the referral of title insurance business. Although the Company believed and continues to believe the programs were lawful, the programs have been discontinued. The Company is cooperating with the investigating authorities, and no actions have been filed by the authorities against the Company or its underwriters.
      In conducting its operations, the Company routinely holds customers’ assets in escrow, pending completion of real estate transactions. Certain of these amounts are maintained in segregated bank accounts and have not been included in the accompanying Combined Balance Sheets. The Company has a contingent liability relating to proper disposition of these balances for our customers, which amounted to $6.6 billion at December 31, 2004. As a result of holding these customers’ assets in escrow, the Company has ongoing programs for realizing economic benefits during the year through favorable borrowing and vendor arrangements with various banks. There were no investments or loans outstanding as of December 31, 2004 and 2003 related to these arrangements.
      The Company leases certain of its premises and equipment under leases which expire at various dates. Several of these agreements include escalation clauses and provide for purchases and renewal options for periods ranging from one to five years.
      Future minimum operating lease payments are as follows (dollars in thousands):

2005	$109,380
2006	94,805
2007	75,338
2008	51,216
2009	28,933
Thereafter	19,699

Total future minimum operating lease payments	$379,371

      Rent expense incurred under operating leases during the years ended December 31, 2004, 2003 and 2002, was $140.8 million, $127.3 million and $105.7 million, respectively.

K.	Regulation
      Our insurance subsidiaries, including underwriters, underwritten title companies and independent agents, are subject to extensive regulation under applicable state laws. Each of the insurance underwriters is subject to a holding company act in its state of domicile which regulates, among other matters, the ability to pay dividends and investment policies. The laws of most states in which the Company transacts business establish supervisory agencies with broad administrative powers relating to: issuing and revoking licenses to transact business; regulating trade practices; licensing agents; approving policy forms; prescribing accounting principles and financial practices; establishing reserve and capital and surplus as regards policyholders (“capital and surplus”) requirements; defining suitable investments and approving rate schedules.
      Pursuant to statutory accounting requirements of the various states in which the Company’s title insurance subsidiaries are licensed, they must defer a portion of premiums earned as an unearned premium reserve for the protection of policyholders and must maintain qualified assets in an amount equal to the statutory requirements. The level of unearned premium reserve required to be maintained at any time is determined by statutory formula based upon either the age, number of policies and dollar amount of policy

FIDELITY NATIONAL TITLE GROUP, INC. AND SUBSIDIARIES
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
liabilities underwritten or the age and dollar amount of statutory premiums written. As of December 31, 2004, the combined statutory unearned premium reserve required and reported for the Company’s title insurance subsidiaries was $1,176.6 million.
      The insurance commissioners of their respective states of domicile regulate the Company’s title insurance subsidiaries. Regulatory examinations usually occur at three-year intervals, and certain of these examinations are currently ongoing.
      The Company’s insurance subsidiaries are subject to regulations that restrict their ability to pay dividends or make other distributions of cash or property to their immediate parent company without prior approval from the Department of Insurance of their respective states of domicile. As of December 31, 2004, $1,731.3 million of the Company’s net assets are restricted from dividend payments without prior approval from the Departments of Insurance. During 2005, the Company’s title insurance subsidiaries can pay or make distributions to the Company of approximately $207.5 million, without prior approval.
      The combined statutory capital and surplus of the Company’s title insurance subsidiaries was $887.2 million, $872.3 million and $612.6 million as of December 31, 2004, 2003 and 2002, respectively. The combined statutory earnings of the Company’s title insurance subsidiaries were $371.0 million, $477.9 million and $162.6 million for the years ended December 31, 2004, 2003 and 2002, respectively.
      As a condition to continued authority to underwrite policies in the states in which the Company’s title insurance subsidiaries conduct their business, the subsidiaries are required to pay certain fees and file information regarding their officers, directors and financial condition. In addition, the Company’s escrow and trust business is subject to regulation by various state banking authorities.
      Pursuant to statutory requirements of the various states in which the Company’s title insurance subsidiaries are domiciled, they must maintain certain levels of minimum capital and surplus. Each of the Company’s title underwriters has complied with the minimum statutory requirements as of December 31, 2004.
      The Company’s underwritten title companies are also subject to certain regulation by insurance regulatory or banking authorities, primarily relating to minimum net worth. Minimum net worth of $7.5 million, $2.5 million, $3.0 million and $0.4 million is required for Fidelity National Title Company, Fidelity National Title Company of California, Chicago Title Company and Ticor Title Company of California, respectively. The Company is in compliance with all of its respective minimum net worth requirements at December 31, 2004.

L.	Employee Benefit Plans

Stock Purchase Plan
      The Company’s employees participate in the Fidelity National Financial, Inc. Employee Stock Purchase Plan (ESPP). Under the terms of the ESPP and subsequent amendments, eligible employees may voluntarily purchase, at current market prices, shares of FNF’s common stock through payroll deductions. Pursuant to the ESPP, employees may contribute an amount between 3% and 15% of their base salary and certain commissions. Shares purchased are allocated to employees, based upon their contributions. The Company contributes varying matching amounts as specified in the ESPP. The Company recorded $8.6 million, $11.5 million, and $7.9 million, respectively, for the years ended December 31, 2004, 2003 and 2002 relating to the participation of the FNT employees in the ESPP.

401(k) Profit Savings Plan
      The Company’s employees are covered by a qualified 401(k) plan sponsored by FNF. Eligible employees may contribute up to 40% of their pretax annual compensation, up to the amount allowed

FIDELITY NATIONAL TITLE GROUP, INC. AND SUBSIDIARIES
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
pursuant to the Internal Revenue Code. FNF generally matches 50% of each dollar of employee contribution up to 6% of the employee’s total eligible compensation. The Company recorded $20.1 million, $19.0 million, and $15.3 million, respectively, for the years ended December 31, 2004, 2003 and 2002 relating to the participation of FNT employees in the 401(k) plan.

Stock Option Plans
      Certain Company employees are participants in FNF’s stock-based compensation plans, which provide for the granting of incentive and nonqualified stock options, restricted stock and other stock-based incentive awards for officers and key employees. Grants of incentive and nonqualified stock options under these plans have generally provided that options shall vest equally over three years and generally expire ten years after their original date of grant. All options granted under these plans had an exercise price equal to the market value of the underlying common stock on the date of grant. However, certain of these plans allow for the option exercise price for each share granted pursuant to a nonqualified stock option to be less than the fair market value of the common stock on the date of grant to reflect the application of the optionee’s deferred bonus, if applicable.
      In 2003, FNF issued to certain Company employees rights to purchase shares of restricted common stock (Restricted Shares). A portion of the Restricted Shares vest over a five-year period and a portion of the Restricted Shares vest over a four-year period, of which one-fifth vested immediately on the date of grant. The Company recorded stock-based compensation expense of $2.6 million and $1.6 million in connection with the issuance of Restricted Shares to FNT employees for the years ended December 31, 2004 and 2003 which was based on an allocation of compensation expense to the Company for personnel who provided services to the Company.
      The Company follows the fair value recognition provisions of Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (SFAS No. 123), for stock-based employee compensation. Under the fair value method of accounting, compensation cost is measured based on the fair value of the award at the grant date and recognized over the service period. The Company has elected to use the prospective method of transition, as permitted by Statement of Financial Accounting Standards No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure (SFAS No. 148). Under this method, stock-based employee compensation cost is recognized from the beginning of 2003 as if the fair value method of accounting had been used to account for all employee awards granted, modified, or settled in years beginning after December 31, 2002. The Company was allocated stock-based compensation expense of $5.4 million and $4.9 million for the years ended December 31, 2004 and 2003 which is included in personnel costs in the Combined Statements of Earnings, as a result of the adoption of SFAS No. 123.
      Pro forma information regarding net earnings and earnings per share is required by SFAS No. 123, and has been determined as if the Company had accounted for all of its employee stock options under the fair value method of that statement. The fair value for these FNF options was estimated at the date of grant using a Black-Scholes option-pricing model with the following weighted average assumptions. The risk free interest rates used in the calculation are the rates that correspond to the weighted average expected life of an option. The risk free interest rate used for options granted during the years ended December 31, 2004, 2003 and 2002 was 3.2%, 2.0% and 2.0%, respectively. A volatility factor for the expected market price of FNF common stock of 34%, 43% and 44% was used for options granted for the years ended December 31, 2004, 2003 and 2002, respectively. The expected dividend yield used for 2004, 2003, and 2002 was 2.5%, 1.4% and 1.3%, respectively. A weighted average expected life of 3.8 years, 3.5 years and 3.25 years was used for 2004, 2003 and 2002 respectively.

FIDELITY NATIONAL TITLE GROUP, INC. AND SUBSIDIARIES
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
      Other disclosures required by SFAS No. 123 have not been provided because the SFAS No. 123 pro forma expense disclosures were prepared based upon an allocation methodology that allocates to the Company expenses associated with portions of individual awards, rather than entire awards.
     Pension Plans
      In connection with the Chicago Title merger, the Company assumed Chicago Title’s noncontributory defined benefit pension plan (the “Pension Plan”).
      The Pension Plan covered certain Chicago Title employees. Plan benefits are based on years of service and the employee’s average monthly compensation in the highest 60 consecutive calendar months during the 120 months ending at retirement or termination. Effective December 31, 2000, the Pension Plan was frozen and there will be no future credit given for years of service or changes in salary.
      The following table sets forth the funded status of the Pension Plan as of December 31, 2004, 2003 and 2002:

	2004	2003	2002

	(In thousands)
Change in Benefit Obligation:
Net benefit obligation at beginning of year	$131,984	$111,132	$103,268
Service cost	—	—	—
Interest cost	8,650	8,104	7,582
Actuarial loss	20,918	20,676	16,085
Gross benefits paid	(11,297)	(7,928)	(15,803)

Net benefit obligation at end of year	$150,255	$131,984	$111,132

Change in Pension Plan Assets:
Fair value of plan assets at beginning of year	$77,700	$66,232	$76,019
Actual return on plan assets	2,811	7,196	(7,595)
Employer contributions	18,000	12,200	13,611
Gross benefits paid	(11,297)	(7,928)	(15,803)

Fair value of plan assets at end of year	$87,214	$77,700	$66,232

Funded status at end of year	$(63,041)	$(54,284)	$(44,900)
Unrecognized net actuarial loss	80,261	61,588	45,173

Net amount recognized at end of year	$17,220	$7,304	$273

      The accumulated benefit obligation (ABO) is the same as the projected benefit obligation (PBO) due to the pension plan being frozen as of December 31, 2000.
      Under Statement of Financial Accounting Standards No. 87, “Employers’ Accounting for Pensions,” (“SFAS No. 87”) the measurement date shall be as of the date of the financial statements, or if used consistently from year to year, as of a date not more than three months prior to that date. The Company’s measurement date is December 31.
      The net pension liability included in accounts payable and accrued liabilities as of December 31, 2004 and 2003 is $63.0 million and $54.2 million, respectively. The net pension liability at December 31, 2004 and 2003 includes the additional minimum pension liability adjustment of $18.7 million and $16.4 million, respectively, which was recorded as a net of tax charge of $11.8 million and $10.0 million to accumulated other comprehensive earnings (loss) in 2004 and 2003 in accordance with SFAS No. 87.

FIDELITY NATIONAL TITLE GROUP, INC. AND SUBSIDIARIES
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
      The components of net periodic (income) expense included in the results of operations for 2004, 2003 and 2002 are as follows:

	2004	2003	2002

	(In thousands)
Service cost	$—	$—	$—
Interest cost	8,650	8,104	7,582
Expected return on assets	(7,570)	(7,128)	(7,639)
Amortization of actuarial loss	7,004	4,193	634

Total net periodic (income) expense	$8,084	$5,169	$577

One time charges:
Settlement charge	—	—	4,604

Total net expense	$8,084	$5,169	$5,181

Pension Assumptions
      Weighted-average assumptions used to determine benefit obligations at December 31, are as follows:

	2004		2003

Discount rate	5.75%		6.25%
Rate of compensation increase	N/A	(a)	N/A	(a)
      Weighted-average assumptions used to determine net expense for years ended December 31 are as follows:

	2004	2003	2002

Discount rate	6.25%	6.75%	7.25%
Expected return on plan assets	8.5%	8.5%	9.0%
Rate of compensation increase	N/A (a)	N/A (a)	N/A (a)

(a)	Rate of compensation increase is not applicable due to the pension being frozen at December 31, 2000.
     Pension Plan Assets
      The expected long term rate of return on plan assets was 8.5% in 2004 and 2003, derived using the plan’s asset mix, historical returns by asset category, expectations for future capital market performance, and the fund’s past experience. Both the plan’s investment policy and the expected long-term rate of return assumption are reviewed periodically. The Company’s strategy is to focus on a one to three-year investment horizon, maintaining equity securities at 50-55% of total assets while maintaining an average duration in debt securities, extending that duration as interest rates rise and maintaining cash funds at appropriate levels relating to the current economic environment.

FIDELITY NATIONAL TITLE GROUP, INC. AND SUBSIDIARIES
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
      The Company’s pension plan asset allocation at December 31, 2004 and 2003 and target allocation for 2005 are as follows:

	Target	Percentage of
	Allocation	Plan Assets

Asset Category	2005	2004		2003

Equity securities	50–55%	—		58.7%
Debt securities	15–25	—		18.8
Insurance annuities	10–20	—		13.9
Other (Cash)	5–25%	100.0	%(a)	8.6

Total		100.0%		100.0%

(a)	Investments were all cash at December 31, 2004 as the Company was in the process of transferring the assets from one investment manager to another.
      The Company does not hold any investments in its own equity securities within its pension plan assets.

Pension Plan Cash Flows

Plan Contributions
      The Company’s funding policy is to contribute annually at least the minimum required contribution under the Employee Retirement Income Security Act (ERISA). Contributions are intended to provide not only for benefits accrued to date, but also for those expected to be earned in the future. In 2004 and 2003, the Company made contributions of $18.0 million and $12.2 million, respectively. Due to regulatory requirements, the Company is not required to make a contribution to the pension plan in 2005. The Company has not yet determined if a voluntary contribution to the plan will be made in 2005.

Plan Benefit Payments
      A detail of actual and expected benefit payments is as follows (in thousands):

Actual Benefit Payments
2003	$7,928
2004	11,927
Expected Future Payments
2005	$10,164
2006	9,959
2007	10,094
2008	10,232
2009	10,179
2010–2014	51,614

Postretirement Plans
      The Company assumed certain health care and life insurance benefits for retired Chicago Title employees in connection with the Chicago Title merger. Beginning on January 1, 2001, these benefits were offered to all employees who meet specific eligibility requirements. The costs of these benefit plans are accrued during the periods the employees render service.

FIDELITY NATIONAL TITLE GROUP, INC. AND SUBSIDIARIES
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
      The Company is both self-insured and fully insured for its postretirement health care and life insurance benefit plans, and the plans are not funded. The health care plans provide for insurance benefits after retirement and are generally contributory, with contributions adjusted annually. Postretirement life insurance benefits are contributory, with coverage amounts declining with increases in a retiree’s age.
      The accrued cost of the accumulated postretirement benefit obligation included in the Company’s Combined Balance Sheets at December 31, 2004, 2003 and 2002 is as follows:

	2004	2003	2002

	(In thousands)
Change in Benefit Obligation:
Net benefit obligation at beginning of year	$22,684	$22,757	$22,405
Service cost	205	221	247
Interest cost	1,281	1,405	1,546
Plan participants’ contributions	1,513	1,646	1,643
Plan amendments	—	—	—
Actuarial (gain) loss	(348)	537	360
Gross benefits paid	(3,895)	(3,882)	(3,444)

Net benefit obligation at end of year	$21,440	$22,684	$22,757

Change in Plan Assets:
Fair value of plan assets at beginning of year	$—	$—	$—
Employer contributions	2,382	2,236	1,801
Plan participants’ contributions	1,513	1,646	1,643
Gross benefits paid	(3,895)	(3,882)	(3,444)

Fair value of plan assets at end of year	$—	$—	$—

Funded status at end of year	$(21,440)	$(22,684)	$(22,757)
Unrecognized net actuarial loss	4,533	5,212	4,950
Unrecognized prior service cost	(1,610)	(4,315)	(7,019)

Net accrued cost of accumulated postretirement benefit obligation included in accounts payable and accrued liabilities	$(18,517)	$(21,787)	$(24,826)

      In December 2003, the Medicare Prescription Drug Improvement and Modernization Act of 2003 (“the Act”) became law in the United States. The Act introduces a prescription drug benefit under Medicare as well as a federal subsidy to sponsors of retiree health care plans that provide a benefit that is at least actuarially equivalent to the Medicare benefit. The Company has elected to recognize the effects of the Act in measures of the benefit obligation and cost.
      Under Statement of Financial Accounting Standards No. 106, “Accounting for Postretirement Benefits Other Than Pensions,” the measurement date shall be as of the date of the financial statements, or if used consistently from year to year, as of a date not more than three months prior to that date. The Company’s measurement date is December 31.

FIDELITY NATIONAL TITLE GROUP, INC. AND SUBSIDIARIES
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
      The Company’s postretirement health care and life insurance costs included in the results of operations for 2004, 2003 and 2002 are as follows:

	2004	2003	2002

	(In thousands)
Service cost	$205	$221	$247
Interest cost	1,281	1,405	1,546
Amortization of prior service cost	(2,704)	(2,704)	(2,704)
Amortization of actuarial loss	330	274	330

Total net periodic (income) expense	$(888)	$(804)	$(581)

One time charges:
Curtailment charge (credit)	—	—	—

Total net benefit (income) expense	$(888)	$(804)	$(581)

Postretirement Benefit Assumptions
      Weighted-average assumptions used to determine benefit obligations at December 31 are as follows:

	2004	2003

Discount rate	5.75%	6.25%
Health care cost trend rate assumed for next year	9%	10%
Rate that the cost trend rate gradually declines to	5%	5%
Year that the rate reaches the rate it is assumed to remain at	2009	2009
      Weighted-average assumptions used to determine net expense for years ended December 31 are as follows:

	2004	2003	2002

Discount rate	6.25%	6.75%	7.25%
Health care cost trend rate assumed for next year	10%	11%	12%
Rate that the cost trend rate gradually declines to	5%	5%	5%
Year that the rate reaches the rate it is assumed to remain at	2009	2009	2009
      Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

	One-Percentage-Point	One-Percentage-Point
	Increase	Decrease

	(In thousands)
Effect on total of service and interest cost	$87	$(79)
Effect on postretirement benefit obligation	$1,156	$(1,047)

FIDELITY NATIONAL TITLE GROUP, INC. AND SUBSIDIARIES
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

Postretirement Cash Flows
      A detail of actual and expected benefit payments is as follows (in thousands):

Benefit Payments
2003	$2,236
2004	1,513
Expected Future Payments
2005	$2,145
2006	2,328
2007	2,481
2008	2,579
2009	2,598
2010-2014	11,446

M.	Supplementary Cash Flow Information
      The following supplemental cash flow information is provided with respect to interest and tax payments, as well as certain non-cash investing and financing activities.

	Year Ended December 31,

	2004	2003	2002

	(In thousands)
Cash paid during the year:
Interest	$3,934	$4,725	$12,822
Acquisitions:
Fair value of assets acquired	$162,245	$217,132	$129,841
Less: Liabilities assumed	46,533	48,543	29

Total purchase price	115,712	168,589	129,812
Less: Cash purchase price, net of cash acquired	115,712	8,352	(10,633)

Non-cash purchase price	$—	$160,237	$140,445

Other non-cash contributions of capital primarily stock option allocation	$4,276	$3,491	$1,061

Total non-cash contribution of capital	$4,276	$163,728	$141,506

N.	Financial Instruments with Off-Balance Sheet Risk and Concentration of Risk
      In the normal course of business the Company and certain of its subsidiaries enter into off-balance sheet credit risk associated with certain aspects of its title insurance business and other activities.
      The Company generates a significant amount of title insurance premiums in California, Texas and Florida. In 2004, 2003 and 2002, California, Texas and Florida accounted for 22.4%, 10.9% and 10.3%, 25.2%, 11.2% and 6.6% and 25.2%, 12.1% and 6.1% of total title premiums, respectively.
      Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash equivalents, short-term investments, lease receivables, residual interests in securitizations and trade receivables.

FIDELITY NATIONAL TITLE GROUP, INC. AND SUBSIDIARIES
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
      The Company places its cash equivalents and short-term investments with high credit quality financial institutions and, by policy, limits the amount of credit exposure with any one financial institution. Investments in commercial paper of industrial firms and financial institutions are rated investment grade by nationally recognized rating agencies.
      Concentrations of credit risk with respect to trade receivables are limited because a large number of geographically diverse customers make up the Company’s customer base, thus spreading the trade receivables credit risk. The Company controls credit risk through monitoring procedures.

O.	Recent Accounting Pronouncements
      In December 2004, the FASB issued FASB Statement No. 123R (“SFAS No. 123R”), “Share-Based Payment”, which requires that compensation cost relating to share-based payments be recognized in the Company’s financial statements. During 2003, the Company adopted the fair value recognition provision of Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation” (“SFAS No. 123”), for stock-based employee compensation, effective as of the beginning of 2003. The Company had elected to use the prospective method of transition, as permitted by Statement of Financial Accounting Standards No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure” (“SFAS No. 148”). Under this method, stock-based employee compensation cost is recognized from the beginning of 2003 as if the fair value method of accounting had been used to account for all employee awards granted, modified, or settled in years beginning after December 31, 2002. SFAS No. 123R does not allow for the prospective method, but requires the recording of expense relating to the vesting of all unvested options beginning in the first quarter of 2006. Since the Company adopted SFAS No. 123 in 2003, the impact of recording additional expense in 2006 under SFAS No. 123R relating to options granted prior to January 1, 2003 will not be significant. SFAS No. 123R will be effective for the Company January 1, 2006.

FIDELITY NATIONAL TITLE GROUP, INC. AND SUBSIDIARIES
UNAUDITED CONDENSED COMBINED BALANCE SHEETS

	As of March 31,	As of December 31,
	2005	2004

	(In thousands)
ASSETS
Investments:
Fixed maturities available for sale, at fair value, at March 31, 2005 and December 31, 2004 includes $262,265 and $265,639, respectively, of pledged fixed maturity securities related to secured trust deposits	$2,228,325	$2,174,817
Equity securities, at fair value	138,414	115,070
Other long-term investments	20,812	21,219
Short-term investments, at March 31, 2005 and December 31, 2004 includes $180,385 and $280,351, respectively, of pledged short-term investments related to secured trust deposits	306,958	508,383

Total investments	2,694,509	2,819,489
Cash and cash equivalents, at March 31, 2005 and December 31, 2004 includes $350,168 and $195,200, respectively, of pledged cash related to secured trust deposits	411,160	268,414
Trade receivables, net of allowance of $11,437 at March 31, 2005 and $11,792 at December 31, 2004	137,547	145,447
Notes receivable, net of allowance of $1,990 at March 31, 2005 and $1,740 at December 31, 2004. Balances include notes from related parties of $22,800 at March 31, 2005 and December 31, 2004	42,154	39,196
Goodwill	962,201	959,600
Prepaid expenses and other assets	304,746	311,730
Title plants	302,827	301,610
Property and equipment, net	158,259	164,916
Due from FNF	41,002	63,689

	$5,054,405	$5,074,091

LIABILITIES AND EQUITY
Liabilities:
Accounts payable and accrued liabilities	$506,335	$603,705
Notes payable	16,548	22,390
Reserve for claim losses	978,725	980,746
Secured trust deposits	788,355	735,295
Deferred tax liabilities	46,773	51,248

	2,336,736	2,393,384
Minority interests	3,851	3,951
Equity:
Investment by FNF	2,775,735	2,719,056
Accumulated other comprehensive loss	(61,917)	(42,300)

	2,713,818	2,676,756

	$5,054,405	$5,074,091

See Notes to Unaudited Condensed Combined Financial Statements.

FIDELITY NATIONAL TITLE GROUP, INC. AND SUBSIDIARIES
UNAUDITED CONDENSED COMBINED STATEMENTS OF EARNINGS

	Three Months Ended
	March 31,

	2005	2004

	(In thousands)
Revenue:
Direct title insurance premiums	$456,205	$426,652
Agency title insurance premiums, includes $20.8 million and $35.9 million of premiums from related parties for the three months ended March 31, 2005 and 2004, respectively (see Note A)	532,513	634,876

Total title premiums	988,718	1,061,528
Escrow and other title related fees, includes $3.2 million and $1.8 million of revenue from related parties for the three months ended March 31, 2005 and 2004, respectively (see Note A)	243,137	217,766

Total title and escrow	1,231,855	1,279,294
Interest and investment income, includes $0.2 million and $0.2 million of interest revenue from related parties for the three months ended March 31, 2005 and 2004, respectively (see Note A)	20,854	13,754
Realized gains and losses, net	3,436	10,843
Other income	9,075	11,041

	$1,265,220	$1,314,932

Expenses:
Personnel costs, excludes $9.1 million and $9.5 million of personnel costs allocated to related parties for the three months ended March 31, 2005 and 2004, respectively (see Note A)	424,660	382,742
Other operating expenses, includes $14.4 million and $9.3 million of other operating expenses from related parties net of amounts allocated to related parties for the three months ended March 31, 2005 and 2004, respectively (see Note A)	209,735	186,124
Agent commissions, includes agent commissions of $18.3 million and $31.6 million paid to related parties for the three months ended March 31, 2005 and 2004, respectively (see Note A)	409,901	498,149
Depreciation and amortization	24,866	20,150
Provision for claim losses	64,226	54,819
Interest expense	303	1,208

	1,133,691	1,143,192

Earnings before income taxes and minority interest	131,529	171,740
Income tax expense	48,863	62,857

Earnings before minority interest	82,666	108,883
Minority interest	347	(75)

Net earnings	$82,319	$108,958

See Notes to Unaudited Condensed Combined Financial Statements.

FIDELITY NATIONAL TITLE GROUP, INC. AND SUBSIDIARIES
UNAUDITED CONDENSED COMBINED STATEMENTS OF EQUITY
AND COMPREHENSIVE EARNINGS

		Accumulated
		Other
	Investment	Comprehensive		Comprehensive
	by FNF	Loss	Total Equity	Earnings

	(In thousands)
Balance, December 31, 2004	$2,719,056	$(42,300)	$2,676,756	$—
Other comprehensive earnings — unrealized loss on investments — net of tax	—	(19,617)	(19,617)	(19,617)
Net contribution of capital	(25,640)		(25,640)	—
Net earnings	82,319		82,319	82,319

Balance, March 31, 2005	$2,775,735	$(61,917)	$2,713,818	$62,702

See Notes to Unaudited Condensed Combined Financial Statements.

FIDELITY NATIONAL TITLE GROUP, INC. AND SUBSIDIARIES
UNAUDITED CONDENSED COMBINED STATEMENTS OF CASH FLOWS

	Three Months Ended
	March 31,

	2005	2004

	(In thousands)
Cash Flows From Operating Activities:
Net earnings	$82,319	$108,958
Adjustment to reconcile net earnings to net cash provided by operating activities:
Depreciation and amortization	24,866	20,150
Net increase (decrease) in reserve for claim losses	(2,021)	9,480
Gain on sales of investments and other assets	(3,436)	(10,843)
Stock-based compensation cost	2,979	938
Changes in assets and liabilities, net of effects from acquisitions:
Net decrease in secured trust deposits	1,432	3,694
Net decrease in trade receivables	7,900	9,728
Net decrease in prepaid expenses and other assets	14,517	2,558
Net decrease in accounts payable, accrued liabilities and minority interests	(96,098)	(120,808)
Net decrease in income taxes	29,690	63,803

Net cash provided by operating activities	62,148	87,658

Cash Flows From Investing Activities:
Proceeds from sales of investment securities available for sale	491,844	549,449
Proceeds from maturities of investment securities available for sale	75,404	31,024
Proceeds from sales of real estate, property and equipment	4,766	1,469
Collections of notes receivable	1,098	627
Additions to title plants	(1,392)	(288)
Additions to property and equipment	(15,011)	(13,365)
Additions to capitalized software	(2,380)	(3,001)
Additions to notes receivable	(4,361)	(2,987)
Purchases of investment securities available for sale	(784,369)	(683,515)
Net proceeds of short-term investment activities	199,423	189,151
Acquisition of businesses, net of cash acquired	(4,750)	(108,245)

Net cash used in investing activities	(39,728)	(39,681)

Cash Flows From Financing Activities:
Debt service payments	(5,842)	(9,493)
Dividends paid	(1,240)	(12,600)
Net distribution to FNF	(27,560)	(11,759)

Net cash used in financing activities	(34,642)	(33,852)

Net (decrease) increase in cash and cash equivalents, excluding pledged cash related to secured trust deposits	(12,222)	14,125
Cash and cash equivalents, excluding pledged cash related to secured trust deposits, at beginning of year	73,214	164,715

Cash and cash equivalents, excluding pledged cash related to secured trust deposits, at end of year	$60,992	$178,840

See Notes to Unaudited Condensed Combined Financial Statements.

FIDELITY NATIONAL TITLE GROUP, INC. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED COMBINED FINANCIAL STATEMENTS

A.	Basis of Financial Statements
      The unaudited condensed combined financial information included in this report includes the accounts of Fidelity National Title Group, Inc. and subsidiaries has been prepared in accordance with generally accepted accounting principles. All adjustments considered necessary for a fair presentation have been included. This report should be read in conjunction with the Company’s combined financial statements included elsewhere in this document.

Description of Business
      Fidelity National Financial, Inc. (FNF) expects to initiate a distribution of 17.5% of its interest in FNT to existing shareholders in the third quarter of 2005, which represents the title insurance segment of FNF.
      FNT is currently wholly-owned subsidiary of FNF. After the distribution of the shares, FNF will beneficially own 100% of the shares of the Company’s Class B Common Stock, representing 82.5% of the Company’s outstanding common stock. FNF will also continue to own its other operating businesses, including Fidelity National Information Services, Inc. (“FIS”), which provides software and servicing solutions for the financial services and real estate industries, and Fidelity National Insurance Company (“FNIC”), which operates various specialty lines of insurance, including flood, homeowners, automobile and certain niche personal lines.
      Fidelity National Title Group, Inc., through its principal subsidiaries, is the largest title insurance company in the United States. The Company’s title insurance underwriters — Fidelity National Title, Chicago Title, Ticor Title, Security Union Title and Alamo Title — together issue all of the Company’s title insurance policies in 49 states, the District of Columbia, Guam, Puerto Rico, the U.S. Virgin Islands, and in Canada and Mexico. The Company operates its business through a single segment, title and escrow, and does not generate significant revenue outside the United States.

Principles of Consolidation and Basis of Presentation
      The accompanying Combined Financial Statements include those assets, liabilities, revenues, and expenses directly attributable to the Company’s operations and allocations of certain FNF corporate assets, liabilities and expenses to the Company. These amounts have been allocated to the Company on a basis that is considered by management to reflect most fairly the utilization of services provided to or the benefit obtained by the Company. Management believes the methods used to allocate these amounts are reasonable. All intercompany profits, transactions and balances between the combined entities have been eliminated. The Company’s investments in non-majority-owned partnerships and affiliates are accounted for on the equity method. All dollars presented herein are in thousands unless otherwise noted.

Transactions with Related Parties
      The Company’s historical financial statements reflect transactions with other businesses and operations of FNF not being transferred to us, including those being conducted by another FNF subsidiary, Fidelity National Information Services, Inc. (“FIS”).
      A detail of related party items included in revenues is as follows:

	2005	2004

	(In millions)
Agency title premiums earned	$20.8	$35.9
Rental income earned	3.2	1.8
Interest revenue	0.2	0.2

Total revenue	$24.2	$37.9

FIDELITY NATIONAL TITLE GROUP, INC. AND SUBSIDIARIES
NOTES TO UNAUDITED COMBINED FINANCIAL STATEMENTS — (Continued)
      A detail of related party items included in operating expenses is as follows:

Agency title commissions	$18.3	$31.6
Data processing costs	15.9	10.9
Corporate services allocated	(18.9)	(19.5)
Title insurance information expense	5.9	6.2
Software expense	1.5	1.6
Rental expense	0.8	0.6

Total expenses	$23.5	$31.4

Total pretax impact of related party activity	$0.7	$6.5

      Included as a reduction of expenses for all periods are payments from FNF and FIS relating to the provision by FNT of corporate services to FNF and to FIS and its subsidiaries. These corporate services include accounting, internal audit and treasury, payroll, human resources, tax, legal, purchasing, risk management, mergers & acquisitions and general management. For the quarters ended March 31, 2005 and 2004, our expenses were reduced by $2.1 million related to the provision of these corporate services by the Company to FNF and its subsidiaries (other than FIS and its subsidiaries). For the quarters ended March 31, 2005 and 2004, our expenses were reduced by $16.8 million and $17.4 million related to the provision of these corporate services by the Company to FIS and its subsidiaries.
      The Company does business with the lender outsourcing solutions segment of FIS. This segment’s services include title agency functions whereby an FIS subsidiary acts as the title agent in the issuance of title insurance policies by a title insurance underwriter owned by the Company and in connection with certain trustee sales guarantees, a form of title insurance issued as part of the foreclosure process. As a result, the Company’s title insurance subsidiaries pay commissions on title insurance policies sold through FIS. For 2004, 2003 and 2002 these FIS operations generated $20.8 million and $35.9 million of revenues for the Company, which the Company records as agency title premiums. The Company pays FIS commissions at the rate of 88% of premiums generated, equal to $18.3 million and $31.6 million for the quarters ended March 31, 2005 and 2004, respectively.
      The Company also has historically leased equipment to a subsidiary of FIS. Revenue relating to these leases was $3.2 million and $1.8 million for the quarters ended March 31, 2005 and March 31, 2004, respectively.
      The title plant assets of several of the Company’s title insurance subsidiaries are managed or maintained by a subsidiary of FIS. The underlying title plant information and software continues to be owned by each of the Company’s title insurance underwriters, but FIS manages and updates the information in return for either (i) a cash management fee or (ii) the right to sell that information to title insurers, including title insurance underwriters that the Company own and other third party customers. In most cases, FIS is responsible for keeping the title plant assets current and fully functioning, for which the Company pays a fee to FIS based on the Company’s use of, or access to, the title plant. For the quarters ended March 31, 2005 and 2004, the Company’s payments to FIS under these arrangements were $6.5 million and $6.2 million, respectively. In addition, since November 2004, each applicable title insurance underwriter in turn receives a royalty on sales of access to its title plant assets. For the quarter ended March 31, 2005, the revenues from these title plant royalties were $0.6 million. In the first quarter of 2004, there was no royalty agreement in place. In addition, the Company has entered into agreements with FIS that permit FIS and certain of its subsidiaries to access and use (but not to re-sell) the starters databases and back plant databases of the Company’s title insurance subsidiaries. Starters databases are the Company’s databases of previously issued title policies and back plant databases contain historical records relating to title that are not regularly

FIDELITY NATIONAL TITLE GROUP, INC. AND SUBSIDIARIES
NOTES TO UNAUDITED COMBINED FINANCIAL STATEMENTS — (Continued)
updated. Each of the Company’s applicable title insurance subsidiaries receives a fee for any access or use of its starters and back plant databases by FIS.
      Included in the Company’s expenses for the quarters ended March 31, 2005 and 2004 are amounts paid to a subsidiary of FIS for the provision by FIS to us of IT infrastructure support, data center management and related IT support services. For the quarters ended March 31, 2005 and 2004, the amounts included in the Company’s expenses to FIS for these services were $15.9 million and $10.9 million, respectively. In addition, we incurred software expenses relating to an agreement with a subsidiary of FIS that amounted to expense of $1.5 million and $1.6 million for the quarters ended March 31, 2005 and 2004, respectively.
      The Company believes the amounts earned by the Company or charged to the Company under each of the foregoing arrangements are fair and reasonable. Although the commission rate paid on the title insurance premiums written by the FIS title agencies was set without negotiation, the Company believes the commissions earned are consistent with the average rate that would be available to a third party title agent given the amount and the geographic distribution of the business produced and the low risk of loss profile of the business placed. In connection with the title plant management and maintenance services provided by FIS, the Company believes that the fees charged to the Company by FIS are at approximately the same rates that FIS and other similar vendors charge unaffiliated title insurers. The IT infrastructure support and data center management services provided to the Company by FIS is priced within the range of prices that FIS offers to its unaffiliated third party customers for the same types of services. However, the amounts the Company earned or were charged under these arrangements were not negotiated at arm’s-length, and may not represent the terms that the Company might have obtained from an unrelated third party.
      Notes receivable and due from FNF to us were as follows:

	March 31, 2005	December 31, 2004

	(In millions)
Notes receivable from FNF	$22.8	$22.8
Due from FNF	$34.7	$57.4
      The Company has notes receivable from FNF relating to agreements between its title underwriters and FNF. These notes amounted to $22.8 million at March 31, 2005 and December 31, 2004. As of March 31, 2005, these notes bear interest at a rate of 2.66%. The Company earned interest revenue of $0.2 million relating to these notes during the quarters ended March 31, 2005 and 2004.
      The Company is included in FNF’s consolidated tax returns and thus any income tax liability or receivable is due to/from FNF. As of March 31, 2005 and December 31, 2004, the Company had recorded a receivable from FNF relating to overpayment of taxes of $34.7 million and $57.4 million, respectively.
      The Company will also enter into a services agreement with a subsidiary of FIS, pursuant to which FIS will continue to provide IT infrastructure support and data center management services to the Company. The pricing for these services is consistent with that charged in [2004]. When FIS ceases to provide these services to the Company, the Company’s costs of performing these services ourselves or of procuring them from third parties may increase.
      Our financial statements for 2004 and 2003 reflect allocations for a lease of office space to us for our corporate headquarters and business operations. In connection with the distribution, we will enter into a lease with FIS, pursuant to which FIS will lease office space to us for our corporate headquarters and business operations.

FIDELITY NATIONAL TITLE GROUP, INC. AND SUBSIDIARIES
NOTES TO UNAUDITED COMBINED FINANCIAL STATEMENTS — (Continued)

B.	Acquisitions
      The results of operations and financial position of the entities acquired during any year are included in the Combined Financial Statements from and after the date of acquisition. The Company generally employs an outside third party valuation firm to value the identifiable intangible and tangible assets and liabilities of each of its acquisitions. Based on this valuation any differences between the fair value of the indentifiable assets and liabilities and the purchase price paid is recorded as goodwill.

American Pioneer Title Insurance Company
      On March 22, 2004, FNT acquired American Pioneer Title Insurance Company (“APTIC”) for $115.2 million in cash, subject to certain equity adjustments. APTIC is a 45-state licensed title insurance underwriter with significant agency operations and computerized title plant assets in the state of Florida. APTIC operates under the Company’s Ticor Title brand. The Company recorded approximately $34.5 million in goodwill and approximately $10.6 in other intangible assets relating to this transaction.

C.	Investments
      Gross unrealized losses on investment securities and the fair value of the related securities, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position at March 31, 2005 were as follows:

	Less than 12 Months		12 Months or Longer		Total

		Unrealized		Unrealized		Unrealized
	Fair Value	Losses	Fair Value	Losses	Fair Value	Losses

U.S. government and agencies	$827,727	$(12,830)	$48,884	$(643)	$876,611	$(13,473)
States and political subdivisions	482,529	(6,386)	115,705	(4,067)	598,234	(10,453)
Corporate securities	293,381	(5,354)	93,058	(3,374)	386,439	(8,728)
Equity securities	54,722	(4,263)	54,548	(2,253)	109,270	(6,516)

Total temporarily impaired securities	$1,658,359	$(28,833)	$312,195	$(10,337)	$1,970,554	$(39,170)

      A substantial portion of the Company’s unrealized losses relate to U.S. government and state and political subdivisions holdings. These unrealized losses were primarily caused by interest rate increases. Since the decline in fair value of these investments is attributable to changes in interest rates and not credit quality, and the Company has the intent and ability to hold these securities, the Company does not consider these investments other-than-temporarily impaired.

D.	Stock-Based Compensation Plans
      Certain FNT employees are participants in FNF’s stock-based compensation plans, which provide for the granting of incentive and nonqualified stock options, restricted stock and other stock-based incentive awards for officers and key employees. The amounts below are based on allocation of FNF’s stock compensation expense relating to awards given to FNT employees during the historical period.
      The Company accounts for stock-based compensation using the fair value recognition provisions of SFAS No. 123, Accounting for Stock-Based Compensation (SFAS No. 123) effective as of the beginning of 2003. Under the fair value method of accounting, compensation cost is measured based on the fair value of the award at the grant date and recognized over the service period. The Company has elected to use the prospective method of transition, as permitted by Statement of Financial Accounting Standards No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure (SFAS No. 148). Under

FIDELITY NATIONAL TITLE GROUP, INC. AND SUBSIDIARIES
NOTES TO UNAUDITED COMBINED FINANCIAL STATEMENTS — (Continued)
this method, stock-based employee compensation cost is recognized from the beginning of 2003 as if the fair value method of accounting had been used to account for all employee awards granted, modified, or settled in years beginning after December 31, 2002.
      The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123 to all outstanding and unvested awards in each period:

	Three Months Ended
	March 31,

	2005	2004

	(In thousands, except
	per share amounts)
Net earnings, as reported	$82,319	$109,958
Add: Stock-based compensation expense included in reported net earnings, net of related tax effects	1,847	582
Deduct: Total stock-based compensation expense determined under fair value based methods for all awards, net of related tax effects	(2,162)	(1,312)

Pro forma net earnings	$82,004	$109,228

E.	Pension and Postretirement Benefits
      The following details the Company’s periodic (income) expense for pension and postretirement benefits:

	For the Three Months Ended March 31,

	2005	2004	2005	2004

			Postretirement
	Pension Benefits		Benefits

	(In thousands, except per share amounts)
Service cost	$—	$—	$38	$53
Interest cost	2,087	2,127	296	342
Expected return on assets	(1,959)	(1,777)	—	—
Amortization of prior service cost	—	—	(384)	(678)
Amortization of actuarial loss	2,207	1,768	137	148

Total net periodic (income) expense	$2,335	$2,118	$87	$(135)

      There have been no material changes to the Company’s projected benefit payments under these plans since December 31, 2004.

F.	Legal Proceedings
      In the ordinary course of business, the Company is involved in various pending and threatened litigation matters related to its operations, some of which include claims for punitive or exemplary damages. The Company believes that no actions, other than those listed below, depart from customary litigation incidental to its business. Further, the Company believes the resolution of all pending and threatened litigation will not have a material effect on its results of operations, financial position or liquidity.
      The Company is named in one class action lawsuit alleging irregularities and violations of law in connection with title and escrow practices in California. The Company believes that this lawsuit will be dismissed or settled now that the other California class actions in which the Company was named concerning similar practices have been finally settled.

FIDELITY NATIONAL TITLE GROUP, INC. AND SUBSIDIARIES
NOTES TO UNAUDITED COMBINED FINANCIAL STATEMENTS — (Continued)
      Several class actions are pending alleging improper premiums were charged for title insurance. Four class action cases were filed in New York and have been consolidated for further proceedings. The cases allege that the named defendant companies failed to provide notice of premium discounts to consumers refinancing their mortgages, and failed to give discounts in refinancing transactions in violation of the filed rates. The actions seek refunds of the premiums charged and punitive damages. These actions were settled in the fall of 2004, and the court granted preliminary approval of the settlement on January 24, 2005. A suit in Minnesota making similar allegations was also settled. Similar allegations also have been made in class actions filed in Ohio, Pennsylvania and Florida. Recently, the court refused to certify a class in one of the Ohio actions and the plaintiffs in that case have appealed.
      Two class actions, one in California and one in Michigan allege that the Company violated the Real Estate Settlement Procedures Act (“RESPA”) and state law by giving favorable discounts or rates to builders and developers. These actions seek refunds of the premiums charged and additional damages. The Company intends to vigorously defend these actions.
      Several class actions are pending alleging that the Company imposed improper charges in closing real estate transactions. A class action pending in Tennessee alleges the Company’s agents have charged for satisfactions that were not recorded. Similar suits have been filed in Arkansas and New York. Two other class actions pending in Indiana allege that the Company overcharged recording fees. The Company intends to vigorously defend the pending actions.
      A class action in Arkansas alleges that the issuance of title commitments, policies and actions taken in aid of clearing title by title companies is the unauthorized practice of law. This case was dismissed by the trial court for lack of jurisdiction reasoning the dispute could only be brought before the Arkansas Committee on the Unauthorized Practice of Law. The Arkansas Supreme Court recently reversed the holding of the trial court asserting that the trial court had concurrent jurisdiction, and remanded the matter back to the trial court. The Company will continue to vigorously defend this action. Two class actions were recently filed in Georgia alleging that the Company was complicit with lenders in denying borrowers their right to representation of counsel at the closing of their consumer loans, and engaged in the unauthorized practice of law. One of those cases was settled for nominal consideration, and the Company intends to vigorously defend the other.
      A class action is pending in California alleging that the Company violated the Telephone Consumer Protection Act by sending unsolicited facsimile advertising. Plaintiffs seek statutory damages. A class was certified in April 2004. At mediation, the parties reached a settlement in principle subject to the approval of final documents.
      A shareholder derivative action was recently filed in Florida alleging that the Company’s directors and certain executive officers breached their fiduciary and other duties to the Company by permitting the Company to pay so called contingent commissions to obtain business, thereby exposing the Company to fines and penalties. The Company has retained counsel and obtained an extension to respond.
      Several state departments of insurance and attorney’s general are investigating so called “captive reinsurance” programs whereby some of the Company’s title insurance underwriters reinsured policies through reinsurance companies owned or affiliated with brokers, builders or bankers. Some investigating agencies claim these programs unlawfully compensated customers for the referral of title insurance business. Although the Company believed and continues to believe the programs were lawful, the programs have been discontinued. The Company is cooperating with the investigating authorities, and no actions have been filed by the authorities against the Company or its underwriters.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution
      The expenses expected to be incurred by FNT (the “Company”) in connection with the issuance and distribution of the securities being registered under this Registration Statement are estimated to be as follows:

Securities and Exchange Commission Registration Fee		$55,898
New York Stock Exchange Listing Fee	$	*
Printing and Engraving	$	*
Legal Fees and Expenses	$	*
Accounting Fees and Expenses	$	*
Miscellaneous	$	*

Total	$	*

*	To be completed by amendment

Item 14.	Indemnification of Directors and Officers
      Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify directors and officers, as well as other employees and individuals, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending or completed actions, suits or proceedings in which such person is made a party by reason of such person being or having been a director, officer, employee or agent to the Registrant. The Delaware General Corporation Law provides that Section 145 is not exclusive of other rights to which those seeking indemnification may be entitled under any certificate of incorporation, bylaws, agreement, vote of stockholders or disinterested directors or otherwise. The Registrant’s certificate of incorporation provides for indemnification by the Registrant of its directors, officers and employees to the fullest extent permitted by the Delaware General Corporation Law.
      Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or unlawful stock repurchases, redemptions or other distributions, or (iv) for any transactions from which the director derived an improper personal benefit. The Registrant’s certificate of incorporation provides for such limitation of liability.
      The Registrant maintains standard policies of insurance under which coverage is provided (i) to its directors and officers against loss arising from claims made by reason of breach of duty or other wrongful act, and (ii) to the Registrant with respect to payments which may be made by the Registrant to such directors and officers pursuant to the above indemnification provision or otherwise as a matter of law.

Item 15.	Recent Sales of Unregistered Securities
      The Registrant was incorporated on May 24, 2005 under the laws of the State of Delaware. In connection with its formation, the Registrant issued 1,000 shares of common stock for $1,000 to Fidelity National Financial, Inc., pursuant to the exemption provided by Section 4(2) of the Securities Act of 1933.

Item 16.	Exhibits and Financial Statement Schedules
      (a) Exhibits

Exhibit
Number	Description

3.1	Form of Amended and Restated Certificate of Incorporation.*
3.2	Form of Amended and Restated Bylaws.*
4.1	Form of Specimen Certificate of Common Stock.*
5.1	Form of Opinion of LeBoeuf, Lamb, Greene & MacRae LLP relating to the Common Stock.*
10.1	Separation Agreement, dated , 2005 between FNF and the Registrant.*
10.2	Corporate Services Agreement, dated , 2005 between FNF and the Registrant.*
10.3	Tax Matters Agreement, dated , 2005 between FNF and the Registrant.*
10.4	Employee Matters Agreement, dated , 2005 between FNF and the Registrant.*
10.5	Registration Rights Agreement, dated , 2005 between FNF and the Registrant.*
10.6	Intellectual Property Cross License Agreement, dated , 2005 between FNF and the Registrant.*
10.7	Corporate Services Agreement, dated , 2005 between FIS and the Registrant.*
10.8	Starter Repository Access Agreement, dated , 2005 between FIS and the Registrant.*
10.9	Back Plant Access Agreement, dated , 2005 between FIS and the Registrant.*
10.10	Lease Agreement, dated , 2005 between FIS and the Registrant.*
10.11	Master Information Technology Agreement, dated , 2005 between FIS and the Registrant.*
10.12	Fidelity National Title Group, Inc. 2005 Omnibus Incentive Plan.*
10.13	Employment Agreement, dated , 2005, between the Registrant and Raymond R. Quirk.*
10.14	Employment Agreement, dated , 2005, between the Registrant and Anthony J. Park.*
10.15	Employment Agreement, dated , 2005, between the Registrant and Christopher Abbinante.*
10.16	Employment Agreement, dated , 2005, between the Registrant and Roger S. Jewkes.*
10.17	Employment Agreement, dated , 2005, between the Registrant and Erika Meinhardt.*
21.1	Subsidiaries of the Registrant.*
23.1	Consent of KPMG LLP, Independent Registered Public Accounting Firm.**
23.2	Consent of LeBoeuf, Lamb, Greene & MacRae LLP (included in Exhibit 5.1).*
24.1	Power of Attorney (included on signature page of registration statement).

*	To be filed by amendment

**	Filed herewith
      (b) Financial Statement Schedules
      Report of Independent Registered Public Accounting Firm
      Schedule V — Valuation and Qualifying Accounts — Years ended December 31, 2004, 2003 and 2002

WHEN THE TRANSACTIONS REFERRED TO IN NOTE A OF THE NOTES TO
COMBINED FINANCIAL STATEMENTS HAVE BEEN CONSUMMATED, WE
WILL BE IN A POSITION TO RENDER THE FOLLOWING REPORT
/s/     KPMG LLP
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors
Fidelity National Title Group, Inc.:
      Under the date of July 1, 2005, except for Note A, which is as of                     , 2005, we reported on the Combined Balance Sheets of Fidelity National Title Group, Inc. and subsidiaries as of December 31, 2004 and 2003, and the related Combined Statements of Earnings, Equity and Comprehensive Earnings and Cash Flows for each of the years in the three-year period ended December 31, 2004, which are included in this registration statement. In connection with our audits of the aforementioned Combined Financial Statements, we also audited the related Combined Financial Statement Schedule as listed in Item           . The Combined Financial Statement Schedule is the responsibility of the Company’s management. Our responsibility is to express an opinion on this Combined Financial Statement Schedule based on our audits.
      In our opinion, such Combined Financial Statement Schedule, when considered in relation to the basic Combined Financial Statements taken as a whole, presents fairly, in all material respects, the information set forth therein.
Jacksonville, Florida
July 1, 2005, except for Note A,
which is as of                     , 2005

SCHEDULE V
Fidelity National Title Group, Inc.
VALUATION AND QUALIFYING ACCOUNTS
Years Ended December 31, 2004, 2003 and 2002
(Dollars in thousands)

	Balance at	Charge to					Balance at
	Beginning	Costs and	Other		Deduction		End of
Description	of Period	Expenses	(Described)		(Described)		Period

Year ended December 31, 2004
Provision for claim losses	932,439	259,402	38,597	(3)	249,692	(1)	980,746
Allowance on trade receivables	$12,833	$228	$—		$1,269	(2)	$11,792
Allowance on notes receivable	1,555	185	—		—		1,740
Year ended December 31, 2003
Provision for claim losses	887,973	248,834	4,203	(4)	208,571	(1)	932,439
Allowance on trade receivables	10,148	456	2,229	(2)	—		12,833
Allowance on notes receivable	1,001	554	—		—		1,555
Year ended December 31, 2002
Provision for claim losses	$881,053	$175,963	—		$169,043	(1)	$887,973
Allowance on trade receivables	9,707	1,317	—		876	(2)	10,148
Allowance on notes receivable	5,093	—	—		4,092	(2)	1,001

(1)	Represents payments of claim losses, net of recoupments

(2)	Represents uncollectible accounts written off, change in reserve due to reevaluation of specific items

(3)	Represents reserve for claim losses assumed in the acquisition of APTIC in 2004

(4)	Represents reserve for claim losses assumed in the acquisition of ANFI in 2003

Item 17.	Undertakings
      The undersigned hereby undertakes as follows:

(a) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(b) (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities distributed therein, and the distribution of such securities at that time shall be deemed to be the initial bona fide distribution thereof.

SIGNATURES
      Pursuant to the requirements of the Securities Act of 1933, Fidelity National Title Group, Inc. has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Jacksonville, Florida, on this 5th day of July, 2005.

Fidelity National Title Group, Inc.

By:	/s/ Raymond R. Quirk

Name: Raymond R. Quirk
Title: Chief Executive Officer
      We, the undersigned directors and/or officers of Fidelity National Title Group, Inc. (the “Company”), hereby severally constitute and appoint Raymond R. Quirk and Anthony J. Park, and each of them individually, with full powers of substitution and resubstitution, our true and lawful attorneys, with full powers to them and each of them to sign for us, in our names and in the capacities indicated below, the Registration Statement on Form S-1 filed with the Securities and Exchange Commission, and any and all amendments to such Registration Statement (including post-effective amendments), and to file or cause to be filed the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto such attorneys, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as each of them might or could do in person, and hereby ratifying and confirming all that such attorneys, and each of them, or their substitute or substitutes, shall do or cause to be done by virtue of this Power of Attorney.
      Pursuant to the requirements of the Securities Act of 1933 this Registration Statement has been signed by the following persons in the capacities indicated on this 5th day of July, 2005.

Signature		Title	Date

By:	/s/ William P. Foley, II William P. Foley, II	Chairman of the Board of Directors	July 5, 2005

By:	/s/ Raymond R. Quirk Raymond R. Quirk	Chief Executive Officer (Principal Executive Officer)	July 5, 2005

By:	/s/ Anthony J. Park Anthony J. Park	Chief Financial Officer (Principal Financial and Accounting Officer)	July 5, 2005

INDEX TO EXHIBITS

Exhibit
Number	Description

3.1	Form of Amended and Restated Certificate of Incorporation.*
3.2	Form of Amended and Restated Bylaws.*
4.1	Form of Specimen Certificate of Common Stock.*
5.1	Form of Opinion of LeBoeuf, Lamb, Greene & MacRae LLP relating to the Common Stock.*
10.1	Separation Agreement, dated , 2005 between FNF and the Registrant.*
10.2	Corporate Services Agreement, dated , 2005 between FNF and the Registrant.*
10.3	Tax Matters Agreement, dated , 2005 between FNF and the Registrant.*
10.4	Employee Matters Agreement, dated , 2005 between FNF and the Registrant.*
10.5	Registration Rights Agreement, dated , 2005 between FNF and the Registrant.*
10.6	Intellectual Property Cross License Agreement, dated , 2005 between FNF and the Registrant.*
10.7	Corporate Services Agreement, dated , 2005 between FIS and the Registrant.*
10.8	Starter Repository Access Agreement, dated , 2005 between FIS and the Registrant.*
10.9	Back Plant Access Agreement, dated , 2005 between FIS and the Registrant.*
10.10	Lease Agreement, dated , 2005 between FIS and the Registrant.*
10.11	Master Information Technology Agreement, dated , 2005 between FIS and the Registrant.*
10.12	Fidelity National Title Group, Inc. 2005 Omnibus Incentive Plan.*
10.13	Employment Agreement, dated , 2005, between the Registrant and Raymond R. Quirk.*
10.14	Employment Agreement, dated , 2005, between the Registrant and Anthony J. Park.*
10.15	Employment Agreement, dated , 2005, between the Registrant and Christopher Abbinante.*
10.16	Employment Agreement, dated , 2005, between the Registrant and Roger S. Jewkes.*
10.17	Employment Agreement, dated , 2005, between the Registrant and Erika Meinhardt.*
21.1	Subsidiaries of the Registrant.*
23.1	Consent of KPMG LLP, Independent Registered Public Accounting Firm.**
23.2	Consent of LeBoeuf, Lamb, Greene & MacRae LLP (included in Exhibit 5.1).*
24.1	Power of Attorney (included on signature page of registration statement).

*	To be filed by amendment

**	Filed herewith